04030980

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vossloh AG

*CURRENT ADDRESS Vosslohstrasse 4
58791 Werdohl Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 24 2004
THOMSON FINANCIAL

FILE NO. 82- 34795 FISCAL YEAR 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: EB

DAT : 6/24/04

vossloh

ARS
12-31-03

Annual Report 2003

Moving Europe

RECEIVED
2004 MAY 26 A 9:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rail fasteners from Vossloh are used in more than 65 countries for their inherent safety and efficiency. In the manufacture of high-tech switches, the Group again commands a position of global supremacy. And, in the construction and maintenance of trackage Vossloh is again among the leaders.



Ultramodern Vossloh diesel locomotives have for years now been leading the way throughout Europe. Cost efficiency, flexibility and attractive financing arrangements—these are some of the ingredients keeping this market leader on the success track. Vossloh is also among the foremost suppliers in the market for key technologies used on trams, streetcars, and trolleybuses.

Engineering systems sourced from Vossloh ensure cost-effective and customer-friendly operations management for transport companies and authorities. Vossloh is also a leading supplier of passenger information systems used in trains, railway stations, and at airport terminals. Signaling components and electronic interlocks are additional niche markets packed with growth potential.



Rail Infrastructure

- Fastening Systems
- Switch Systems
- Infrastructure Services



Motive Power

- Locomotives
- Electrical Systems
- Services



Information Technologies

- Operations Control
- Passenger Information
- Signaling Systems
- Simulation/Planning Systems

Fiscal 2003 at a glance

Group			
		2003	2002
Income statement data			
Net sales	€ mill.	919.8	744.5
thereof Rail Infrastructure	€ mill.	516.0	511.8
Motive Power	€ mill.	341.2	194.5
Information Technologies	€ mill.	63.4	37.9
EBIT	€ mill.	101.7	78.4
Net interest result	€ mill.	(14.8)	(14.8)
EBT	€ mill.	86.9	63.6
Group earnings (total)	€ mill.	55.0	52.4
Earnings per share (EpS)	€	3.87	3.85
EBIT margin	%	11.1	10.5
Pretax return on equity (ROE)	%	29.2	26.7
Return on capital employed (ROCE)	%	16.4	13.3
Balance sheet data			
Fixed assets	€ mill.	375.1	414.5
capital expenditures[2]	€ mill.	30.7	25.5
amortization/depreciation[2]	€ mill.	19.7	19.7
Working capital	€ mill.	243.0	175.5
Working capital ratio	%	26.4	23.6
Capital employed	€ mill.	618.1	590.0
Total equity	€ mill.	297.9	238.6
thereof minority interests	€ mill.	5.6	4.6
Net financial debt	€ mill.	183.1	227.0
Net leverage	%	61.5	95.1
Total assets	€ mill.	921.6	947.2
Equity ratio	%	32.3	25.2
Cash flow statement data			
Cash flow from operating activities	€ mill.	13.3	122.9
Cash flow from investing activities	€ mill.	24.2	(292.3)
Cash flow from financing activities	€ mill.	(51.1)	10.8
Change in cash & cash equivalents	€ mill.	(12.7)	(6.6)
Workforce			
Annual average headcount		4,422	4,190
thereof Germany		1,558	1,651
abroad		2,864	2,539
Rail Infrastructure		2,941	3,178
Motive Power		1,175	727
Information Technologies		276	262
Vossloh AG		30	23
Payroll-to-added value ratio	%	66.8	69.0
Personnel expenses	€ mill.	214.3	178.4
Personnel expenses per capita	€ '000	48.5	42.6

Vossloh AG			
		2003	2002
Capital stock	€ mill.	37.4	36.8
Dividend per share	€	1.30[1]	1.20
Stock price at Dec. 31	€	44.80	24.70
Market capitalization at Dec. 31	€ mill.	654.2	338.1

[1] if approved by the stockholders' meeting

[2] excl. financial assets



Vossloh is a specialist in applied transport technology

Even now Vossloh products are first choice in many parts of the world—in continuous use, at high speed and ensuring safe and reliable rail operation. In its specific market segments—rail fasteners, switches and switch systems, track construction and maintenance, diesel locomotives, electrical systems for trams and trolleybuses, as well as control, signaling, and safety systems for rail lines or passenger information systems—Vossloh possesses extensive specialized expertise and a particular proximity to its customers. Technological and market leadership as well as complete customized solutions provide the best possible platform for benefiting in the near future and on a sustained basis from the opening-up of markets in Central and Eastern Europe, in the Middle East and in Asia.







Dear Stockholders:

For Vossloh, fiscal 2003 was primarily a period of integration and consolidation. The year before, 2002, had been very likely one of the most eventful and exciting periods in the Group's over 130-year history. Last year was spent, above all, in assimilating the newcomers—very successfully as not only evident from the related performance indicators.

Let me recap: in the spring of 2002 we had broadcast our intent to thoroughly realign Vossloh and grow the Group into a transport technology specialist. One of the consequences of this refocus was the disposal of our Lighting division.

With the takeover of the French Cogifer Group in October 2002, we acquired one of the world's foremost track switch manufacturers while, at the same time, adding track construction and maintenance to our portfolio. In a related move, we sold our (indirectly held) approximately 45-percent stake in the Austrian switch manufacturer VAE.

Concurrently acquired in the fall of 2002, the Kiepe Group eased our entry into other inviting transport technology niche markets. And, in the shape of the Polish market leader for rail fasteners, Skamo, we secured for ourselves Eastern Europe's most attractive individual market for this product.

The period under review saw a continuation of our policy of fortifying the Group through carefully calculated acquisitions—viz. the Serbian switch maker now operating as Vossloh MIN Skretnice, a move of major import in setting up and expanding our integrated rail infrastructure business in Southeastern Europe. The newcomer buttresses even more solidly our longstanding market supremacy in rail fastening business within this part of Europe.

These various share transfers in pursuit of our realignment policy were together worth over €600 million and for us have unfolded a totally new corporate structure whose sole focal point is transport technology. We also had to thoroughly remold our entire management structure. In fact, the takeover of Cogifer has developed Vossloh even further into a global group. Over one-half of our employees nowadays work for French companies. In fact, there are very few such examples of German companies successfully assimilating (after such a short time) newly acquired French enterprises. We can justifiably claim that Vossloh is such an instance!

When you, our stockholders, gave the go-ahead to these transactions on the occasion of the extraordinary stockholders' meeting in September 2002, we announced at the time that EpS would mount from €1.20 to about €3.80. We also said there was good reason to expect that, even after the loss/reduction of the one-off gains accruing from the disposal of Lighting and the VAE stake, earnings would continue at this level.

In fact we are virtually spot on target. Despite the reduction in the VAE gains, the Vossloh Group's net earnings exceeded the high year-earlier €52.4 million to reach €55.0 million even though the tax



Werner Andree

Born 1951, joined Vossloh in 2001

Executive Board member since 2001
Appointed until Aug. 31, 2009

In charge of Corporate Finance, Investor Relations, Controlling, Group Accounting, Taxes

Burkhard Schuchmann

CEO, born 1942, joined Vossloh in 1986

Executive Board member since 1990
Appointed until Dec. 31, 2006

In charge of Corporate Development and Strategic Planning, Internal Auditing, PR, Corporate Communication

Milagros Caiña-Lindemann

Born 1962, joined Vossloh in 1982

Executive Board member since 1999
Appointed until Jan. 31, 2007

In charge of Human Resources Management/Development, Organization, Insurance load ratio advanced from 12.2 percent in 2002 to almost 35 percent last year. As to the next two years, we have budgeted again rising profits, this time all from operating business. The EBIT margin of 10 percent, the ROCE of well over 15 percent, and a return on equity of over 25 percent—benchmarks all achieved in 2003—we intend to sustain and even surpass.

For you as stockholders, these figures are grounds for satisfaction as were Vossloh stock prices last year, the closing price of €44.80 being a gain of almost 82 percent for the period and indicative of how enthusiastically the capital market is echoing the Vossloh Group's realignment.

In singling out transport technology we have opted for a business that certainly has a great future ahead of it. The Worldwide Rail Market study we presented in Berlin last November corroborates this prediction and estimates a global market for rail engineering of almost €57 billion, with annual growth rates across all regions and submarkets averaging 4 percent in the next five years. For us, such calculable business with predictable growth rates is much more congenial than incalculable ups and downs and sudden spikes. Indeed, there is hardly any market that shows such sturdy growth. And even if one or other rail chief is having to penny-pinch due to purse-tightening politicians, reverse trends elsewhere usually restore a healthy equilibrium. Thanks to the global emphasis of our activities we are confident of being able to further grow as planned over the coming years.

We will continue to strengthen and advance the Group through carefully considered acquisitions. As part of our internationalization strategy, we will tenaciously seize opportunities opening up in Southeastern and Eastern Europe. "Go East"—that's our motto, and we're certain this is the right direction, not only geographically!

We would be happy if you, our stockholders, continued to accompany us along this successful path. Last year, a really remarkable period in which the newly acquired subsidiaries were successfully assimilated, again showed how rewarding it is to invest in Vossloh. The 78-percent surge in operating result and the successful integration of the new corporate structure we regard as the result of careful and systematic efforts, serious, conservative budgeting, and a clearly defined strategy. Last year's achievements we also see as an endorsement of our philosophy of flat hierarchies, organizational devolution, the delegation of responsibility and the empowerment to make decisions.

Without the dedication of our employees and their representatives worldwide and without the implicit trust of our customers and associates in the policies we have adopted, our successes in 2003 would not have been possible. Our thanks to them all! We look forward to the years ahead, a time of ongoing growth and progressing profitability.

Vossloh AG
Executive Board Chaiman

Burkhard Schuchmann

Management reports: page 46
Report of the Supervisory Board: page 93

Supervisory Board

Dipl.-Kfm. Dr. Hans Vossloh,
Honorary Chairman, retired manager, Werdohl

Dipl.-Vwt. Dr. rer. pol. Karl Josef Neukirchen,
Chairman, former CEO of mg technologies ag, Bad Homburg

Dipl.-Kfm. Dr. Jürgen Blume,
Vice-Chairman, sworn public auditor and tax adviser, Bad Bentheim (as from May 27, 2003)

Frank Teichmüller,
Coastal District head of the German Metalworkers Union, Vice-Chairman, Hamburg (up to May 27, 2003)

Désirée Gruchot-Kieckbusch,
businesswoman, Borgdorf-Seedorf (up to May 27, 2003)

Achim Heinrichs,
Dipl.-Math., Kiel (up to May 27, 2003)

Dr.-Ing. Dipl.-Ing. Wilfried Kaiser,
consultant, Munich (up to May 27, 2003)

Wolfgang Klein, galvanizer, Werdohl

Wilfried Köpke,
engineering designer, Kiel

Peter Langenbach,
lawyer, Wuppertal

Dr. Anselm Raddatz,
lawyer, Düsseldorf

Günter Schlüchting,
1st Delegate of the German Metalworkers Union's Lüdenscheid office, Lüdenscheid (up to May 27, 2003)

Dr.-Ing. Martin Vossloh,
Dipl.-Wirtschaftsing., Reutlingen (up to May 27, 2003)

Advisory Board

Dipl.-Kfm. Dr. Hans Vossloh,
Chairman, retired general manager, Werdohl

Dr. Gerd Weber,
Vice-Chairman, lawyer, Wuppertal

Ernst Schimke,
management consultant, Gummersbach

75,000 km





for upgrading

Modern society is mobile. In the new, enlarged Europe even more people will enjoy the benefits of borderless movement, with even more freight being shuttled between the trading centers of the common market. Railways are ideal mass transit systems with an increasing focus on speed and comfort. In the coming years, in the EU accession countries alone, some 75,000 kilometers of rail track will be due for upgrading—that is almost equivalent to twice around the equator.





144 million ev



ry day

The volume of railway traffic is measured in passenger kilometers—a combination of the number of people using the rail network and the distances they travel. From home to work and back again, from one appointment to another, to the most inviting holiday destinations, into town for a stroll or for a break in the countryside, millions of Europeans rely on the comfort and safety of their rail services on a daily basis—especially in the EU accession countries.

559 million


BULK

in transit

Rail freight services are also booming. The rail network forms the backbone of distribution of all types of goods not only in densely populated Central Europe but also in the deserted expanses of Eastern Europe. In these regions, trains often provide the only reliable link between two places. It is no surprise to learn that the emerging economies of the accession states already carry more freight by rail annually than the "old" EU—with volumes set to rise further.


LKW WALTER
DB

Europe—the heartland of the railway

Boundless and borderless transport opportunities—an ideal for the globalized economy. With EU enlargement the railway is experiencing an unprecedented renaissance. Driven by targeted investment from the Atlantic to well beyond the Urals, attractive growth markets are opening up for capable specialists in railway technology.

Vossloh is training its sights on transport technology and on rail in particular. The Group has developed into a specialist in the railway business—and is heading for a dynamic future. The growing mobility of people and advancing globalization of the economy are leading to rapidly rising demand for transport services. At the same time, the fundamental reforms in the rail industry which have got under way in virtually all parts of the world are heralding a comeback for rail networks while creating a substantial additional demand for rail technology. The annual volume of the worldwide market is currently estimated at about €56.7 billion—a figure which is set to climb considerably in future. The forecasts are based on the assumption of around 4-percent annual growth on average over the next five years.

According to the United Nations, there will be 9.3 billion people living on this planet by 2050—most of them in urban agglomerations, because population growth is already occurring chiefly in metropolitan areas. From 2007, UN experts predict, there will be more people living in towns and cities than rural areas. The separation of living, work and leisure associated with this trend is creating ever greater commuter traffic, with inner-city traffic as well as traffic between towns and the surrounding countryside continuing to swell. Changed recreational habits are also generating more traffic between conurbations. >

What the experts say



Loyola de Palacio
Vice-President of the European Commission, Commissioner of Transport and Energy

"The creation of an efficient Trans-European network for all kinds of transportation is an essential prerequisite for the success of the Single European Market as well as being a key factor in the successful implementation of EU enlargement. Expenditure in this sector promotes EU growth potential. The decision to devote increasing attention to the infrastructure was a logical step aimed at achieving the objectives of the single market. After all, we can turn the declared free movement of goods and people into reality only by enabling border-free transportation physically. The issue of the transport infrastructure was addressed in the Maastricht Treaty of 1993, when Europe began to view its transport routes without national borders again for the first time since the Roman Empire. The implementation of the Trans-European transport network is undoubtedly lagging well behind schedule, especially as regards cross-border rail routes, which are set to yield the greatest economic benefit. However, the Community recognizes the pressing need for improved links between markets—this being one of the reasons behind our Initiative for Growth."



20°
10°W
0°
10°E
20°
30°
40°
Umeå
FINLAND
NORWAY
St. Petersburg
Helsinki
Tallinn
ESTONIA
Oslo
Stockholm
Moscow
Göteborg
Riga
LATVIA
Glasgow
Edinburgh
Vilnius
Copenhagen
Gdansk
Minsk
Dublin
Hamburg
POLAND
U.K.
Amsterdam
NETH.
GERMANY
Berlin
London
Hannover
Warsaw
Kiev
Cologne
L'vov
Brussels
Prague
Krakow
LUX.
Frankfurt
Lux.
Nürnberg
Rennes
Paris
Vienna
Bratislava
Kishinev
Munich
Budapest
Zurich
AUSTRIA
SWITZ.
Lyon
Geneva
Ljubljana
Milan
Zagreb
Bucharest
Bordeaux
CROATIA
Belgrade
Bologna
Sarajevo
BULGARIA
Genova
Sofia
Istanbul
Porto
Marseille
SPAIN
Skopje
Madrid
Barcelona
Rome
Tiranë
PORTUGAL
Ankara
Naples
Lisbon
Valencia
Bari
Sevilla
Athens
Málaga
Reggio di C.
600
nautical miles
400
Source: UIC

High-speed lines by	2010	
High-speed lines by	2020	
Extended/upgraded lines by	2010	
Extended/upgraded lines by	2020	

An efficient rail network for the new Europe

In the interests of borderless mobility, the EU is to invest a total of €600 billion in a transnational transport network for the "Europe of 25" up to 2020. One focus will be the creation of an efficient rail network. In the Eastern European accession states, the railways provide a comparatively higher volume of transportation than in Western Europe because of the lack of convenient cross-country roads in this region. The same applies to the EU accession candidates and the Commonwealth of Independent States (CIS), which have also begun to modernize their railways. In Western Europe, a cross-border high-speed network is also to be created.

In the years ahead, trade is set to grow even more strongly than the world's population, according to all forecasts. The worldwide dismantling of trade barriers and deregulation of economic processes are bringing in their train an international division of labor between individual countries and regions. The increasing division of production processes is causing the overall movement of goods to rise greatly.

Radical change in the railway system

Virtually no other sector of the economy has undergone such radical structural change in recent years as the railway industry. For a long period the railway was—not least owing to its military importance—the strategic responsibility of sovereign states. The privatization of state railways and deregulation of large parts of the rail market are tantamount to a paradigm change. Emanating from Japan, a sweeping wave of reform gripped the countries of the European Union and South America initially. The process is continuing. In Central and Eastern Europe, privatization of the former state railways has begun, with Russia and the other CIS nations also initiating structural reform in the rail sector.

The markets are opening up at highly varying speeds. Whether quickly and radically as in Argentina, for example, or gradually as in most European countries, the basic pattern of change is universal. New opportunities are emerging for the companies operating in the railway industry. ›


Berlin-Warszawa-Express

What the experts say

"Even in the 'old' EU, demand for transport services has grown substantially in recent years, and in the enlarged European Union this demand is set to grow even more strongly. We need a high-performance network in order to facilitate freight transportation between the 25 countries of the new, enlarged single market. Railways will form the backbone of this network, especially when it comes to moving people and goods—in large numbers and volumes—over long distances. The weak points of the European railway network are currently the numerous bottlenecks on key routes, missing connections between main routes and the lack of interoperability. The revision of the TEN-T guidelines of 1996 by the High-Level Group provided urgently needed impetus.
A large proportion of the 'priority projects' concern improvements to rail transport between member states. Their implementation requires greater cooperation and improved coordination—as well as more financial resources for transnational projects, including from private investors.
Too many protagonists are still thinking in a national framework. Changing this mentality is one of the challenges facing the 'new' EU."



Karel van Miert
Chairman of the High-Level Group
Directorate-General Energy and Transport



The privatization of the former state railways is under way in Central and Eastern Europe, resulting in greater competition and new and improved services.

The rail companies are concentrating on their core business, the transportation of passengers and freight, while spinning off the tasks they used to perform, such as the construction and maintenance of rail vehicles, the building of the infrastructure or the management of railway stations. New services and functions are arising, such as the so far largely unknown practice of leasing railbound vehicles in Western Europe. New market segments are being developed and new market operators are emerging. The market is in constant flux, with decision-making intervals becoming increasingly short and complex.

Western Europe at the forefront

The current picture reflecting the new conditions in the rail sector prompted Vossloh to carry out an in-depth market study in 2003. Based on their volume, according to one of the findings of the Worldwide Rail Market study, infrastructure (€28.6 billion) and vehicles (€22.2 billion) form the biggest individual markets globally relating to every aspect of the rail sector. Annual growth in the coming years is estimated at 5 and 3 percent, respectively. The fastest growing segment is engineering systems (with a worldwide market volume of €5.9 billion), which is expected to grow by 6 percent annually in the years ahead.

Western Europe is and remains with a volume of €21.5 billion—representing well over a third of the world market—the most important region for the rail technology industry. The estimated annual growth of 4 percent for the coming years constitutes in absolute terms the highest growth worldwide. With a volume of €13.7 billion and expected annual growth of 6 percent, Asia is the second-largest market. Closer examination shows, however, that demand in this region for solutions from Western manufacturers exists only in subsegments, such as engineering systems, high-speed transport or metro systems. Significant market opportunities are available to foreign companies in North America in suburban standard-gauge ›



Freight transportation by rail: In order to meet trade and industry's growing demand for transport services, rail transport must be integrated into the intermodal network to a greater extent. The challenges of the future can be surmounted only if the various modes of transportation interact.



"We need a homogeneous railway system for the whole of Europe and more interoperability between rail networks."

Philippe Roumeguère,
Chief Executive Officer of the International Union of Railways UIC

The expansion of the pan-European corridors is intended to create an efficient and integrated transport network throughout Europe. What importance will be attached to the rail routes?
The most important notion associated with the pan-European corridors is multi- or intermodality. This means firstly that a large proportion of the routes is simultaneously covered by two or several modes of transport and secondly that there are numerous interconnecting points between the transport systems. Anyone seeking to cover long distances can therefore choose between or even combine various options. Our concern at the UIC is naturally to place rail in a strong and favorable competitive position. The new, enlarged Europe offers the best framework for rail transport since trains can cover vast distances quickly and safely while moving enormous loads. And, railways are very eco-friendly modes of transport.

In what way is the UIC helping with the implementation of the corridors?
First of all I would comment that for years now the entire rail industry has been working together more and more closely in order to address European challenges. In unison with other organizations such as CER, EIM, UNIFE, and ERRAC, the UIC has created a platform for sharing information and experience. We coordinate our efforts in order to maximize the benefits from every individual contribution. Back at the start of the nineties, we established an effective East/West Task Force for advancing East/West rail integration in which representatives of the major railways in Western and Eastern Europe work together closely in order to resolve above all the technical, legal and economic problems of border-free rail transport. Europe needs a homogeneous railway system with uniform standards of quality. In close liaison with rail companies, national and European authorities, we at UIC are primarily concerned with issues of interoperability, in other words, a seamless interflow and counterflow between the systems. Our Eastern European members have for years now been integrated into this harmonization process and we are certain that very soon we will see the rewards of this cooperation. A good example is the ABC Action Border Crossing project that will sharply reduce the time spent waiting at border crossings.

Essential to the success of railway networks are safety and dependability—especially if traffic volume rises ...
... which is what will happen according to all forecasts if the economic upturn in Eastern Europe continues. It is the responsibility of the politicians and other decision-makers to make sure that the same competitive conditions apply to all modes of transport and that adequate funds are invested in rail as an especially eco-friendly option. Moreover, any improvement in the infrastructure will automatically be accompanied by heavy investment in modern control and safety systems. The scale of harmonization achieved so far and our own initiatives in aspects of rail safety are ensuring a high level of reliability on European rail networks. These tough EU standards will also apply to the accession states from May 1, 2004. Moreover, the additional accession candidates as well as Russia and the other CIS nations are endeavoring in their own interests to achieve a similar level.

And reliability?
Sooner or later all the EU member states will have to open up their rail networks to more competition. Liberalization starts with freight haulage. The existing lines can then be used by new market players as well as by the established. The key factor will be customer satisfaction and in this respect UIC is concentrating even more closely on the development of uniform technical and operational instruments. After all, these form the basis of rail transport that works smoothly and seamlessly across national frontiers.

The International Union of Railways UIC (Union Internationale des Chemins de Fer) is an international organization for the promotion of cooperation between railway companies and the advancement of rail transport. The association, founded in 1922, currently has more than 170 members across five continents.

The ten pan-European corridors, as defined at three conferences which brought together the transport ministers of the countries concerned (Prague 1991, Crete 1994 and Helsinki 1997), cover altogether some 25,000 kilometers of rail and about 23,000 kilometers of road routes in a West-East and North-South direction. They also connect Europe's key airports, sea and river ports, and central stations.

CER: Community of European Railways
EIM: European Rail Infrastructure Managers
UNIFE: Union of the European Railway Industries
ERRAC: European Rail Research Advisory Council

railway transport, in the municipal light rail segment and in high-speed services. South America and Australia remain comparatively small markets, albeit with attractive individual segments.

Eastern Europe (with a current market volume of €4.5 billion) and the Commonwealth of Independent States (€4.2 billion) offer the most attractive prospects for rail companies. In these regions, the railway still represents the backbone of distribution in many transport areas. Following a severe slump for the railways in Eastern Europe and the CIS in the 1990s, the first signs of recovery are emerging above all in the EU accession countries of Central and Eastern Europe. Due to empty public coffers, the countries have in recent years invested only very little or nothing at all in their rail networks. As a result, the infrastructure and rolling stock are in a condition which makes investment in the equipment urgently necessary in spite of the continuing shortage of funds.

Opportunities in the EU accession states

In the years ahead, rail industry companies face the challenge of consistently exploiting the opportunities arising in the opening markets of the new EU accession countries. Apart from Cyprus and Malta, which have no railways, Poland, Hungary, the Czech Republic, Slovakia, Slovenia, Estonia, Latvia, and Lithuania, all countries with a longstanding railway tradition, will belong to the European Union from May 1, 2004. From this date on, the general aims and standards of EU rail policy will apply to them, namely, consistent deregulation, opening of rail networks to new operators, high safety standards on rail routes, greater efficiency in railway operation, interoperability of rail transport, expansion of trans-European connections—all of them formidable requirements on former socialist planned economies.

In order to make the candidates' start in the "European family" easier, the EU has been providing them for several years with what is known as pre-accession assistance amounting to billions of euros. The purpose is to bring their market economy and administrative and legal structures into line with the *Acquis Communautaire*, the body of common rights and obligations which bind all Member States together within the European Union. The related ›

The accession states at a glance



◂ Slovakia

Slovakia's economic center, Bratislava, is si ated just under 80 kilometers east of Vienn The country with its own energy resources (lignite, hydroelectric power) is increasingly attracting direct investment and major inve tors (including for the manufacture of opti equipment and electrical components, the chemical industry, engineering). Its tourism industry is being developed. Glass producti is an old-established industry. Population o 5.4 million. Capital: Bratislava

Estonia ▸

Estonia generates two-thirds of its gross domestic product from services. Deep-sea fishing and increasingly tourism are key sectors of the economy. Over 1,000 kilometers of coastline, including 1,520 islands. Population of 1.4 million. Capital: Tallinn



Latvia ▸

Commerce, tourism and financial services are key features of Latvia's strongly growing economy. Manufacturing industry exports include machinery, household appliances, textiles and foodstuffs. Well-developed transport network. Famous for its Dainas, ancient folk songs consisting of four lines which are passed down only by word of mouth. Population of 2.3 million. Capital: Riga



Lithuania ▸

The Baltic state with the highest population has largely privatized its economy, key sectors being engineering, communications technology and electronics. Amber processing is a traditional industry. The Curonian spit is unique in Europe. Population of 3.4 million. Capital: Vilnius



Poland

In the largest and most populous accession state, almost one in every five lives from agriculture, with heavy industry and engineering the most important sectors of the economy. Poland's lignite reserves are among the highest quality in Europe. The rapid economic upturn developed its own strong momentum, making the country attractive. A good third of all foreign direct investment in Central and Eastern Europe has been made in Poland. A World Heritage Site since 1978, Kraków is the "Florence of the North" with the country's oldest university. Charming scenery, including Masuria, the "land of a thousand lakes," the ancient oaks in Rogalin near Poznan and the primeval forest of Bialowieza National Park. Population of 38.6 million. Capital: Warsaw


KAMIR



Slovenia

Slovenia has been experiencing a steady economic upswing since independence in 1992. Its industrial centers are Ljubljana and Maribor (mechanical engineering, electrical and electronic appliances); growing tourism sector. Attractions include its dripstone caves and hot springs. Its Lipizzaner horses are world-renowned. Population of 1.9 million. Capital: Ljubljana



Hungary

The fall of the Iron Curtain started in 1989 with the opening of the Hungarian border for GDR citizens eager to flee their country. Industrial production (mechanical engineering and vehicle manufacture, telecommunications) is concentrated on Budapest and Györ. A broad service sector makes Budapest one of eastern central Europe's flourishing centers. Tourism is an up-and-coming sector, for example on Lake Balaton, central Europe's largest lake, or in the Puszta, a UN Heritage Site since 1999. Population of 10.1 million. Capital: Budapest

Czech Republic

The Czech Republic has a long industrial tradition (engineering, vehicle manufacture, electrical appliances). Foreign trade—some two-thirds of which is with EU countries—is increasingly geared to the global market. Its attractions include evidence of a culture spanning more than 1,000 years, such as the first university North of the Alps. World-class mineral spas, such as in Karlovy Vary and Mariánské Lázne. Still unspoilt: the Bohemian Forest national park. Population of 10.3 million. Capital: Prague


PRAHA

Cyprus

he island of Aphrodite" has always been a political bone of contention owing to its strategic position, its economy being geared to tourism and services. Population of 755,000. Capital: Nicosia




88
DBY-438

Malta

Six islands, Europe's most southerly and most densely populated country. Attracts over 1.3 million tourists every year and rising. Famous for its often old but popular buses. Population of 388,000. Capital: Valletta financial aid package adds up to €21.8 billion for the period from 2000 to 2006 alone, meaning €3.1 billion per year. The accession candidates Bulgaria and Romania, which would like to join the EU from January 1, 2007, as well as Turkey are also receiving support through various programs.

The transport infrastructure forms a significant area of assistance. The EU explicitly supports projects "which serve to promote sustained forms of transport and are in the interests of the Community," such as nationwide rail links. The most important tool in this area has been and remains the PHARE program, created in 1989. Standing for Poland and Hungary Assistance for Restructuring the Economy, the program was expanded geographically in the early 1990s, its content being frequently updated. From 1990 to 2000, the EU invested a total of €10.6 billion through PHARE in Central and Eastern European countries. Since 2000, the Instrument for Structural Policies for Pre-Accession, or ISPA for short, has also been in place aimed at promoting infrastructural projects in the environment and transport fields. Up to 2006, the accession candidates will receive another €7.3 billion through ISPA from Brussels.

Capital spending on the rail sector is increasing significantly in the accession states chiefly on the basis of these grants. The first large-scale invitations to bid for the modernization of main routes are now being implemented. A strong rise in vehicle orders has also been registered. In Latvia, for example, the expansion of the East-West corridor costing some €140 million has begun. Hungary is investing about €500 million in upgrading its key rail routes, with Slovakia committing more than €260 million for the same purpose. Slovenia is installing up-to-date signaling and safety systems for about €18 million, while Lithuania is purchasing locomotives worth over €90 million. The Vossloh market study shows that the accession countries are increasingly turning



Borderless transport opportunities: With the globalized economy relying increasingly on the international division of labor, more and more goods will have to be moved between conurbations. The railway forms the basis of an especially safe, reliable and environment-friendly transport system.

to the high-quality products of Western suppliers when placing their orders.

What applies to the current accession states is also true of the candidates for accession. In Bulgaria, for instance, the EU and the European Bank for Reconstruction and Development (EBRD) are financing the modernization of the Plovdiv to Svilengrad route, which is costing €340 million. The Romanian railway is introducing electronic interlocking systems with EU aid. Turkey is also rediscovering its rail network given its chronically congested cross-country roads, the prestige project being the high-speed route linking Istanbul and Ankara.

The rail industry's forecasts for Central and Eastern Europe are comparatively optimistic. Above all expenditure for the reconstruction and upgrading of the railway infrastructure and for new rolling stock is expected in the short term. Moreover, for most operating companies, the leasing of locomotives can represent an attractive alternative to purchasing. With ongoing technological advances, increasing investment in engineering systems is also to be expected in the years ahead, especially in control and safety systems initially and then later in passenger information systems.

Crossing through a borderless Europe

As far as mobility is concerned, the EU thinks on a grand scale. TEN-T is the abbreviation for the trans-European transport network, a special EU effort. The aim is to cover the "new Europe" with a cross-border network of efficient transport routes comprising expressways, waterways and rail links. The smooth interaction of the various modes of transportation, known as intermodality, is intended to check future congestion on individual routes or means of transport. The List of Priority Projects, which was redefined at the end of 2003, contains investment amounting to €220 billion up to the year 2020, four-fifths of which is to be spent by the end of 2006. The total capital outlays for the complete implementation of TEN-T amount to some €600 billion.

A considerable proportion of this funding is to flow into the railway network. The priority projects include, for example, the high-speed link from Paris via Metz and Luxembourg to Mannheim or the Betuwe line, a route for fast freight trains between the port of Rotterdam and the Rhine-Ruhr region. Both projects are due to be completed in 2007. It should take until 2010 for the new efficient freight train link via the Pyrenees (Sines – Madrid – Paris) to come into operation. The final completion of such routes as Berlin to Messina, Paris to Bratislava, Athens to Dresden or Lyons to Budapest and on to the Ukrainian border lies even further in the future.

Borderless transport opportunities represent an ideal for the globalized economy. What is ›

Cities putting their future on track

More and more people worldwide are migrating to urban areas. It is hard to find a capital city which is not struggling with chronically congested roads. An increasing number of cities are looking to railbound solutions in seeking to tackle their traffic problems.

In Seattle, the go-ahead has been given for the Central Link, a 22.5-kilometer-long light rail rapid transit system. New Jersey has commissioned a new section of the Hudson Bergen light rail system.

Beijing has opened its fourth metro line, with the North-South linking line 5 already under construction. Ho Chi Minh City plans to start building two metro lines in 2004, each of which is a good ten kilometers long. Colombo has completed the planning for a metropolitan railway system with two lines, 34 and 12 kilometers long.

The Paris Metro has opened its driverless line 14 between the stations Bibliothèque François Mitterand and Gare Saint Lazare. Torino has completed the first section of an automatic metro system, which is due to be commissioned with eleven stations at the end of 2005. Seville is soon to be surrounded by the fast Metrotrén, traveling at speeds of up to 160 kilometers per hour.



When tackling their traffic problems many cities opt for fast light rail and metro systems which are often eye-catchers, too.

being gradually achieved within the European Union will also be created well beyond its borders if the politicians have their way. Several of the major TEN-T routes coincide with what are known as the pan-European corridors, meaning transit routes for goods and people in a North-South and above all in a West-East direction, which link up with the other major market regions. For Europe, this brings not only Turkey as the gateway to the Middle East and the Caspian Sea but also above all Russia and the other CIS countries into focus.

Railway as lifeblood

The railway is the lifeblood of the Russian Federation. The legendary Trans-Siberian Railway from Moscow to Vladivostok, still the world's longest railway line covering 9,298 kilometers, fulfills an important distribution function. The Arctica Express from Moscow to Murmansk or the Baykal–Amur Mainline were also originally built to convey freight and have become tourist attractions only in recent years. In the endless expanses beyond the Urals the railway often has a transport monopoly. There are few cross-country roads, with the railway often providing the only link over long distances, making its efficiency all the more important.

For this reason, Russia is also reforming its railway and investing heavily in upgrading the system. Russian Rail Corporation (RZD) has announced, for example, that it plans to invest up to US$7 billion in new vehicles every year. With planned sales of $22 billion, the company is forecasting a profit of just under $300 million, taking out a loan of $500 million in order to finance current investment. RZD plans to spend about €125 million this year alone on improving container transportation, a market segment for which—with annual growth of some 19 percent—a transport volume of 30 million tonnes is forecasted up to 2010. There are about 80 companies engaged in transporting freight by rail, which increased by 10 percent in 2003.



The railway in Russia has also registered increased passenger traffic, a sector in which private operators have been authorized only since 2002. The passenger traffic handled by RZD reached some 145.5 billion passenger kilometers by November 2003, a 2.5-percent rise on the prior-year level. Despite tight finances, the company spent about €4 million on infrastructural improvements in 2003. The private company Gorkov railway invested €19 million in infrastructure and vehicles in 2003, while the also private Zabaykalye railway intends to effect investments amounting to more than €10 million in 2004, its plans including the replacement of over 700 kilometers of track bed.

Russia's neighbors are embarking on a similar track. From Kazakhstan Temir Zholy (KTZ) in Kazakhstan to the Ukrainian Ukr Zaliznyza (UZ) or the Belarussian Belarkaya Chygunka (BC), restructuring, modernization, qualification and internationalization are the current buzzwords. The Four-Axis project being pursued by the railways of Russia, Belarus, Poland and Germany is regarded as a forward-pointing example. The aim is to reduce railbound freight haulage times between Berlin and Moscow from up to 21 days to just a week in future.

In Asia too, more and more countries are putting their future on track. Taiwan is opening the high-speed route from Taipei to Kaohsiung in mid-2004. Indonesia is carrying out a project worth €1.4 billion aimed at streamlining its transport infrastructure—including all railway lines. In its current five-year plan, the Indian government has declared its clear support for the railway, which plays a key role in freight transportation and in linking remote parts of the subcontinent. Eighty-three new lines are to be built and 18 metropolitan railway projects implemented. The plan expressly calls for a "strategic change," meaning higher capacity, enhanced safety, and improved reliability through a greater role for free enterprise in the railway system.

The comeback of the rail is right on track. ■


RailION

A growth region with huge transport requirements: Asia (the picture shows the port of Singapore) is also putting its future on track. Fast nationwide and transcontinental rail links are becoming increasingly important. Railway companies are therefore working intensively on removing the technical and legal obstacles at borders above all.

A symbol of fast-track growth: just as for France's high-speed trains, the signals are green for go for Vossloh as well. The rail market is gaining momentum, with increasing deregulation in freight and passenger transport opening up entrepreneurial opportunities.



Specialists know no limits

Building on its decades of experience, Vossloh has evolved into a specialist in railway engineering—and thus identified its mission and core business. The growth path is guiding the Group toward ever more new markets, which are being systematically developed. Cooperation among Vossloh companies beyond national borders is consistently geared to the needs of the market.

Vossloh stock: page 81
Consolidated financial statements: page 96

Targeted focus brings success

Transport is at the heart of all Vossloh's activities. Yet specialization is the key to its success. The Group concentrates on attractive market segments in the transport sector—and on innovative technologies which can be used in varying modes of transportation and in wide-ranging areas of transport infrastructure. The result is an impressive success story—with further chapters to follow.

Vossloh is a specialist in railway business with several crossovers into other haulage systems. During the course of its realignment in 2002 and 2003, Vossloh placed the focus firmly on railway technology. Even within the railway sector, the Group concentrates on selected niche markets with high growth potential. Consequently, Vossloh is a market and technology leader in specialized segments for infrastructure and vehicles as well as information and control systems.

A clear focus is a key ingredient in Vossloh's success. Especially the agile and flexible midsize companies like Vossloh are strategically well placed to occupy attractive niche markets. They are able—assuming that they possess entrepreneurial farsightedness and sound capital funding—to identify opportunities very quickly and act on them.

Extending from rail fasteners, switches and switch systems via the maintenance and construction of tracks and diesel locomotives to electrical systems in trams, streetcars and trolleybuses, control and safety systems for railway lines or passenger information systems, the individual markets being developed by the companies of the Vossloh Group are—even viewed on an international scale—all manageable in size and scope. At the same time, promising activities in these markets call for a high level of expertise and specialized knowledge which Vossloh and its workforce have acquired and built on over many years.

Vossloh therefore regards its technological and market supremacy chiefly as an incentive. The Company consistently further develops its products and services, adapting them to new conditions while allowing for discernible changes to requirements at an early stage. Vossloh's vast specialized know-how also includes knowledge of its own customers' needs and demands—requirements which other market participants also have to meet and which can create substantial barriers to market entry for potential rival players.

Recognizing new growth areas in good time and correctly assessing potential opportunities call for careful observation of the environment in which Vossloh operates. Especially in view of the progressive opening of rail markets which were previously geared to national needs and the rising investment in rail networks worldwide, the familiar tools of market analysis are coming up against limiting factors, however. This is because no systematic surveys have been conducted in the railway industry to date which reflect what is


vossloh

With the Worldwide Rail Market study, Vossloh possesses country-specific data and assessments related to markets and market segments. The forecast-oriented database forms a transparent, sound and valid basis for strategy development. With its help Vossloh can continually reexamine its product lineup and holdings portfolio. In addition, the database provides the Group's subsidiaries with constantly up-to-date market figures for the development of their business areas.





happening in the marketplace worldwide while forecasting future trends.

At the same time, the decision-making intervals in this constantly changing market are becoming ever shorter and more complex. Alternative scenarios for the respective task at hand must be developable quickly and meaningfully based on sound information and data material. It is not (or no longer) enough to have one's eye only on (one's own) familiar current markets in seeking to fully exploit the opportunities and potential. This approach will succeed only with systematic, continuous and comparative observation of the market. These are reasons enough for the comprehensive market review which Vossloh commissioned in 2003 and will be updated annually.

The Group views the survey as an important strategic initiative, its findings increasing Vossloh's know-how lead and making the Group an even more attractive partner—including for systems businesses which are tackling specialized tasks.



Consistent drive for internationalization

Germany, Europe, the rest of the world—Vossloh is gradually expanding its international activities. The Group consistently exploits the opportunities offered by deregulated rail markets, acquiring companies or stakes in companies or entering into joint ventures. The objective of these efforts is to advance from Central and Eastern Europe via Russia and the CIS countries into Asia.





The switch manufacturer Vossloh MIN Skretnice joined the Group in 2003, strengthening its market-leading position in Southeast Europe. Vossloh believes that its new Serbian subsidiary offers considerable potential in the medium term.

It is no accident that Vossloh is now also adopting a systematic approach to market analysis. The Company has, after all, been developing already opened and new markets in a considered and methodical manner for years. Ranging from elastic tensioning clamps from Werdohl via new-generation locomotives and engineering systems from Kiel to high-speed switches from Reichshoffen or passenger information systems from Karlsfeld, products made by Vossloh have been gradually conquering one market after another, region by region.

Building on a successful entry into the market, Vossloh expands its activities in the respective regions in a well-targeted and prudent manner. As a result, the Vossloh name now has a presence in over 70 countries worldwide through subsidiaries, equity interests or joint ventures, operating alliances and distributors.

Of central importance in expanding the integrated railway infrastructure business in Southeastern Europe was Vossloh Cogifer SA's acquisition in 2003 of MIN Skretnice in the Serbian city of Niš. The newly acquired company is the only manufacturer of switches in the former Yugoslavia and has also been producing track infrastructure for light rail systems for some time. The investment also strengthens Vossloh Fastening Systems GmbH's longstanding market supremacy in this region.

Switches have been manufactured in Niš since 1931. The company, now operating under the name Vossloh MIN Skretnice, was founded in Belgrade in 1919. Niš has a population of about›



300,000 and is a key industrial center in the young Republic of Serbia and Montenegro, situated some 250 kilometers southeast of the capital Belgrade. Niš is one of the oldest cities in the Balkans with an economy which is dominated by mechanical engineering companies, the textile industry and tobacco-processing factories. In 2003, Vossloh Cogifer SA acquired an 89-percent stake in the previously state-run enterprise, which currently employs some 170 people. The remaining stake in Vossloh MIN Skretnice is held by the workforce.

Vossloh regards the acquisition as offering considerable market potential in the medium term because the company, purchased through an auction, is to be developed into one of the central locations of Vossloh's activities on the interface between Western and Eastern Europe. Once the company has been fully assimilated, Vossloh will be seeking annual sales of about €10 million from the Serbian subsidiary, given a purchase price including the necessary restructuring and capital outlays for the production facilities of less than €3 million.

The joint venture Bent-Vossloh in Kazakhstan, which has been in existence since 1997, again performed encouragingly. At that time it was the first cooperation of this kind in the railway sector of the country on the Caspian Sea, which possesses considerable crude oil reserves. The joint venture, based in the former Kazakh capital of Almaty, supplies the regional market with concrete sleepers fitted with Vossloh rail fasteners.

Kazakhstan Temir Zholy, the state railway company, operates a rail network which is more than 13,600 kilometers long. By way of comparison, the network belonging to the French state railway SNCF covers almost 32,000 kilometers. Owing to the huge distances involved—Kazakhstan is five times larger than France—and

Growing market opportunities, including beyond Europe. The countries of the Commonwealth of Independent States (CIS) are investing increasingly in their rail systems. As in Kazakhstan, the modernization of the track infrastructure is usually the first step.



low population density (six inhabitants per square kilometer), however, Kazakhstan handles about 80 percent of freight transport and almost 60 percent of passenger traffic by rail. The modernization of rail links is one of the pressing infrastructural measures being undertaken by the economically up-and-coming country. In 2003 alone, the joint venture Bent-Vossloh supplied sleepers and fasteners for more than 170 kilometers of track.

Thanks to consistent internationalization efforts, Vossloh is becoming increasingly immune to fluctuations in the awarding of contracts in its "home markets." The stronger the foothold gained by the Company in Eastern Europe and Asia, for example, the easier it becomes to compensate for politically or economically motivated cuts in rail sector investment in Germany or Western Europe. ■



What the experts say



Slobodan Rosic
General Manager of ZTP Belgrad (Serbian Railways)

"The Serbian railway is part of the European rail network. Situated in the heart of Southeast Europe, it is linked to Hungary, Romania and Bulgaria and to the states which have emerged from the former Yugoslavia, Bosnia-Herzegovina, Croatia, Slovenia and Macedonia. The Serbian railway therefore plays an important part in transit traffic movements between Western and Central Europe as well as between Western and Central Europe and the Middle East. The pan-European transport corridor X, which runs from Munich via Salzburg, Zagreb and Belgrade to Thessaloniki with numerous branch lines, forms the backbone of Serbian rail transport. This corridor accounts for 767 kilometers of track and thus 32 percent of the Serbian rail network. The upgrading of the rail infrastructure on corridor X is therefore not only in our national interest but also in Europe's interest. For this reason, the European Investment Bank (EIB) is also supporting the modernization of the railway infrastructure in Serbia with a loan of €70 million. The Serbian railway will continue to do its utmost to meet the rising requirements in European rail transport. After all, Serbia's path leads to Europe."


IB III/1
II/3



Acquisitions already bearing fruit

Flat hierarchies and clearly defined chains of command are key features of the Vossloh Group whose subsidiaries are run according to principles of business acumen. The business units think and act under the great Vossloh umbrella as independent midsize enterprises. Acquisitions, being market-driven, are integrated quickly and comprehensively. This enables Vossloh to boost synergies from new in-house cooperation and interaction very speedily.



SNCF

Vossloh is upgrading Corsica's railway system. Vossloh Cogifer SA and Vossloh Information Technologies GmbH have together been renewing control and safety systems on key sections of the Mediterranean island's rail network since early 2004.

Vossloh and the Cogifer companies have formed a strong team since October 2002, the French companies having been integrated into the Vossloh Group quickly and successfully. The first highlight of this new alliance is that Vossloh Cogifer SA and Vossloh Information Technologies GmbH have joined forces to renew the signaling, control and safety systems on key sections of Corsica's rail network. Over the next four years and in five stages, Vossloh is to equip 25 stations in all on the Mediterranean island with electronic interlocking systems of the Alister type, starting with the section from Bastia to Casamozza. The new system is to be managed by the control center in Bastia, with three regional centers also planned in Ajaccio, Calvi and Corte.

The Alister system, developed by Vossloh Information Technologies GmbH, which has been operating successfully in Sweden for 18 months, is to be adapted as part of the project to French signaling technology and will be granted approval in France. The Corsica contract is worth more than €11 million and started in early 2004. Apart from the electronic interlocking systems, Vossloh Cogifer SA is supplying and installing signaling components, including over 40 electrical switch control systems and 145 LED signals. ›

Vossloh's position in the attractive Eastern European market has been boosted by the integration of the Polish state enterprise Skamo, based in Nowe Skalmierzyce, which was acquired in 2002. Poland's market leader for rail fasteners quickly established intensive cooperative links with Vossloh Cogifer SA's switch plant in Poland. Moreover, both companies are benefiting from the technical expertise available from Werdohl and Reichshoffen as full-fledged partners in the groupwide pooling of knowledge. Poland represents the largest single market in the railway sector among the EU accession countries while also having great importance because of the infrastructural measures of adjustment being carried out as part of EU enlargement. It is also regarded as an important "gateway to the East."

Vossloh Kiepe GmbH based in Düsseldorf, which was acquired in 2002, has also been quickly integrated into the Vossloh Group. The new subsidiary has been strategically realigned through a focus on core competencies, the broadening of the product range and a consistent internationalization drive. For example, the company is increasingly using its expertise in heating, air-conditioning and ventilation systems in order to profit from the current market trend of air-conditioned passenger compartments in public transport.

This trend is accelerating and expanding chiefly in trams and light rail rapid transit systems. Whereas only driver's cabs have usually been air-conditioned to date, many local transport companies are also pressing ahead with air conditioning for the passenger compartment in order to compete with the comfort offered by the private motor vehicle. The pioneers in this regard include the transportation companies in Cologne, Istanbul, Linz and Geneva. Vossloh Kiepe GmbH successfully rose to the challenge for trams and light rail systems initially, with limited space and weight restrictions requiring an integrated customized solution. The company is now expanding its range to dual-system interurban railways known as tram trains.


Energie
5106

The Austrian subsidiary has assumed overall charge—and already with success—of exploiting more efficiently the market potential from providing heating, air-conditioning and ventilating systems for trams. The company has secured significant new orders, such as to supply 40 low-floor trams in a consortium with Siemens to Budapest and to equip 142 trolleybuses bund for Athens, the host of this year's Olympics (for more information, see page 40).

Through growing internationalization coupled with consistent specialization in attractive submarkets in the transport sector, Vossloh is resolutely pursuing its chosen path with active use of the Group's own know-how. Under their common logo the Vossloh companies are visibly presenting themselves to all their customers in the market in an increasingly concerted and clearly defined form as the worldwide specialist in transport technology focusing on railway systems. ■


auf ganzer Linie

Beat the heat: Vossloh Kiepe GmbH is benefiting increasingly from the trend toward air conditioning in passenger compartments on public transport. The company is systematically expanding its expertise in heating, air-conditioning and ventilation systems.

Switched-on technology acts automatically. The Alister electronic interlocking system developed by Vossloh boosts the economic efficiency of small and medium-sized stations in particular.


ABB



Highlights of 2003

Even such a rewarding year does have its individual highlights and talking points. At Vossloh, during the past period, they were associated with such terms as the "yellow flash" trolleybuses, the green locomotive, the light tram or the Alister interlocking system. The following pages present the highlights of 2003 from the Vossloh Group's three future-oriented divisions.

Rail Infrastructure division: page 56
Motive Power division: page 60
Information Technologies division: page 64

The 2004 Olympics and Vossloh

Vossloh and the Olympic Games to be hosted by Athens in 2004—this is a special relationship. When more than 11,000 athletes from almost 200 nations converge on the Greek capital from August 13 to 30 in order to compete in 296 events, technology supplied by Vossloh will be playing quite a significant role.

Neither the Olympic athletes nor the spectators will be able to get any further during the Games without the "yellow flashes," the trolleybuses in the striking yellow livery of the Athens transport company ILPAP. Since early 2003, Vossloh Kiepe GmbH has been equipping 142 new trolleybuses—in all 91 rigid and 51 articulated vehicles—for their environment-friendly use during the hurly-burly of the Olympics, including with a newly developed air conditioner converter. The logistics pose the biggest challenge with this contract. All the vehicles are transported to the Peloponnes in piggyback mode and have to be ready for use there in good time. During the last part of their journey to Athens, the trains conveying the trolleybuses run, incidentally, on rail fasteners supplied by Vossloh. Extensive construction of new and upgrading of existing rail lines throughout Greece in the run-up to the 28th Summer Olympics of the modern era generated significant additional sales for the Rail Infrastructure division in 2003.

Moreover, there is another Vossloh product to be found in the Olympic city Athens in the form of Vossloh Cogifer SA's switches.



A6
A6
ISO
ELEKTRIK

210-kW electric propulsion of the highest technology, a modern driver's cab: the "yellow flashes" for Athens combine outstanding driving qualities and eco-friendliness.




Am 843 003-5
SBB CFF FFS

The "green locomotive" in the red livery of Swiss Rail (SBB). Vossloh Locomotives GmbH is building 59 diesel-hydraulic locomotives of the successful MaK G1206/G1700 series on behalf of SBB—with the eco-compatible soot particle filter as standard.

Eco-friendly innovations

They have one thing in common: their most important features are not revealed to the fleeting observer. Equipped with a soot particle filter, the Vossloh locomotive bound for Switzerland set new standards in environmental protection in 2003. In addition, the "light tram" trolleybus on trial runs in Geneva impressed with its low diesel consumption and quiet operation.



Vossloh Kiepe's double articulated trolleybus with four axles can accommodate up to 200 passengers. Known as the light tram, the vehicle is in use in Geneva.

Swiss Rail (SBB) has commissioned Kiel-based Vossloh Locomotives GmbH to supply 59 diesel-hydraulic locomotives of the successful MaK G1206/G1700 series worth almost €100 million in all. Several technical modifications are being made to the standard model range in line with the operating conditions in Switzerland. With the first standard installation worldwide of soot particle filters in locomotives with a capacity of more than 2,000 HP, Vossloh set new standards in environmental protection for diesel locomotives in 2003. The "green locomotive" also has a retrofit option for cross-border operations from Switzerland into Italy, France, and Germany.

The light tram which Vossloh Kiepe GmbH delivered to Geneva in December 2003 for trial operation is the result of a quantum leap in traction systems for trolleybuses. Starting with a new CAN data bus connection to the driver's cab and a new infinitely variable diesel control system, the company developed in several stages an "all-wheel drive" trolleybus of the standard 18-meter length initially and then a 24-meter-long double articulated trolleybus for up to 200 passengers. Light tram was chosen as the name for this environment-friendly form of local transport (low diesel consumption, reduced noise emissions, low tire wear) in order to point out the link between the light aluminum bus design and the transport capacity of a small tram. The "mega trolleybus" with a low-floor entrance door, the first and fourth axles of which are steerable, operates on line 10 to Geneva airport.

Switching and shunting unattended

Sweden is setting the pace. The country has gathered sound experience with Alister, the electronic interlocking system developed by Vossloh Information Technologies Malmö AB, which facilitates rail services as if by magic. Alister is a highly efficient interlocking system especially for small and medium-sized stations which meets all current and future technological requirements. It is based chiefly on standard components which have already demonstrated their efficiency and reliability in industrial applications. The Swedish network operator Banverket has been using Alister at small and medium-sized stations since 2002.

At the RailTec 2003 trade fair, Vossloh Information Technologies GmbH unveiled AlisterCargo, an electronic interlocking system for shunting operations. The hallmarks of the new product for marshalling yards, yard tracks and industrial stations are low life cycle costs, simple modifiability and easy upgrading. In Sweden, major marshalling yards in Borlänge, Göteborg and Malmö have already been equipped with AlisterCargo.





Switches for Delhi's new metro

Some 14 million residents were there to join in the celebrations when Prime Minister Shri Atal Bihari Vajpayee officially opened Line 1 of the Delhi metro on October 3, 2003. The Indian capital is pinning high hopes on the new light rail rapid transit system, which is intended not only to relieve the chronically congested roads but also to reduce the immense air pollution considerably. The operating company is relying on the precision work of Vossloh Cogifer, which supplied 115 line and station switches, three double crossings and 25 manually operating switch systems among other things for Line 1 with a total value of some €4.7 million. Vossloh has thus succeeded in becoming the first foreign company in India to secure a significant contract to supply switches.



Libya rediscovering its railway roots

Libya is back on the tracks. Having closed down its rail network in 1965, the desert state is now building new railway lines with a total length of 3,170 kilometers up to 2011. Vossloh supplied rail fastening systems worth about €13 million to the North African country in 2003. The ambitious project, which was launched in 2001, is intended to enable East-West transit traffic by rail through Libya and to link together towns in the North and South of the country. The plans include the construction of 554 bridges and 96 railway stations.

Management reports

Business trend and business situation

Hesitant recovery by the world economy

While the world economic trend showed little momentum during the first six months of 2003 owing to geopolitical uncertainties, chiefly caused by the military conflict in Iraq, the expected upturn in business activity got under way in the second half of the year. In key industrialized countries, stock markets recovered, the expectations of companies and consumers regarding the future course of the economy improved, and real economic indicators showed an upward trend as well.

During the year, the USA recorded around 2.9-percent growth, supported by private and public consumption. The Japanese economy also performed unexpectedly well in 2003 compared with previous years, its gross domestic product rising by 2.7 percent. The general thrust of the Asian economy is being increasingly determined by the dynamic strength and significant trade volume of the People's Republic of China, which saw its economy expand by about 8.5 percent in 2003. At 3.0 percent, growth in the newly industrialized countries of Southeast Asia—including Hong Kong, Malaysia, Singapore, South Korea, Taiwan, and Thailand—fell short of the prior-year 4.8 percent, not least due to the adverse impact of the SARS (Severe Acute Respiratory Syndrome) outbreak. In Latin America, following the 2002 recession, business activity recovered again, growing by 1.0 percent in 2003.

In the year under review, the economic trend in the European Economic and Monetary Union was generally disappointing, with signs of a revival emerging only in the second half of the year. Private consumption in the eurozone climbed 1.1 percent, higher than in 2002, and ultimately fueled the encouraging growth in GDP, with exports supplying no appreciable momentum. Overall, real gross domestic product in Euroland rose by 0.4 percent in 2003, helped by the satisfactory growth rates achieved in Greece (4.0 percent) and Spain (2.3 percent).

Rail traffic by region in 2003


Share in passenger traffic (in trillion passenger-km)
Other 0.3
CIS 0.2
W. Europe 0.3
1.2 Asia
Share in freight traffic (in trillion tonne-km)
2.4 N. America
CIS 1.5
W. Europe 0.2
Other 0.4
1.6 Asia

The German economy was again in the doldrums in 2003. The slight increase in overall output in the second half of the year failed to compensate for the shortfall of the first six months completely, gross domestic product inching down by 0.1 percent.

Among the EU accession nations, real GDP climbed by a good 3 percent in 2003 (as currently projected). Crucial to this much more buoyant trend compared with Western Europe was the dynamic growth in domestic demand, assisted by strongly expanding public expenditure on goods and services as well as a marked increase in private consumption as a result of appreciably higher real incomes.

The global economic scenario as indicated is likely to have affected the world market for rail technology of relevance to Vossloh only to a limited degree in the course of 2003. This market is currently estimated at some €57 billion. The rising movement of goods in the wake of progressing globalization of the economy and increasing personal mobility are accelerating the demand for transport services which, to a large degree, are railbound. In 2003, such transport accounted for around 6.1 trillion t/km in freight and some 2 trillion person/km in passenger transport. The growth in the worldwide rail market is estimated in the region of 4 percent for 2003, a figure that is also predicted for the years ahead, albeit with vast regional fluctuations.

The world market for rail technology in 2003 by segments


Infrastructure
€28.6 bill.
€22.2 bill.
Vehicles
€5.9 bill.
Engineering systems

The world market for rail technology is estimated at just under €57 billion and over the next five years, experts are forecasting annual growth rates of 4 percent—albeit varying according to submarkets.

Analysis of consolidated financial statements

Net sales prospering

In fiscal 2003, too, the Vossloh transport technology group succeeded in boosting its sales, recording a 23.5-percent hike to €919.8 million from the prior-year level.

The Vossloh Group's three Rail Technology (RT) divisions accounted for €919.4 million of sales in 2003, by far the biggest share, while Vossloh AG as the Group's holding company earned additional rental income of €0.4 million from nongroup lessees.

At €516.0 million, around 56 percent of RT sales in 2003 was generated by Rail Infrastructure, the division with the highest sales. Compared with the prior-year €511.8 million, this division recorded a sales increase by about €4 million.

In the Motive Power division, sales soared from €194.5 million in 2002 to €341.2 million in the year under review. Close to 75 percent, this hike was achieved through expansion by adding in November 2002 the Kiepe Group to the division, as well as by the Locomotives business unit's generating €60+ million in additional sales.

In fiscal 2003, the Information Technologies division revved up its sales by some two-thirds, from €37.9 million in 2002 to €63.4 million in the period, thanks to the contractually agreed invoicing milestones for ongoing major projects.

Sales and EBIT of the Vossloh Group


562.4
47.4
580.3
59.4
650.5
49.1
744.5
78.4
919.8
101.7
1999
2000
2001
2002
2003

Sales (€ million)
EBIT (€ million)

The Vossloh Group's results of operations, too, were ramped up in 2003, the operating result surging by 78.2 percent to €88.6 million (up from €49.7 million). It was not only the 2002 acquisitions that face-lifted Group performance, Fastening Systems, Locomotives and Information Technologies also greatly contributed to the repeated upturn. EBIT climbed as much as close to 30 percent to €101.7 million (up from €78.4 million) and includes gains from the disposal of the remaining third of the VAE Group stake and provisions of a total net €13.5 million. The EBIT margin moved up from 10.5 to 11.1 percent.

Another EBIT upgrade

The Vossloh Group's net interest expense remained at the prior-year level of €14.8 million. Since the magnitude of tax-exempt capital gains from divestments faded considerably in the period, the income tax load ratio almost trebled from 12.2 percent a year ago to just under 35 percent in 2003.

Breakdown of sales 2003 within the Vossloh Group



Rail Infrastructure
56%
37%
Motive Power
7%
Information Technologies

Vossloh's net earnings at an all-time high

As the VAE Group was deconsolidated in 2002, minority interests in profit sagged from €5.5 million to €1.8 million. There were no discontinued operations in 2003 to contribute any earnings, the preceding year including a net capital gain of €3.9 million from the divestment of Lighting. For the year under review, the Group reported net earnings of €55.0 million, again an all-time high and up from the previous historical peak of €52.4 million.

Vossloh Group: sales and earnings

		2003	2002
Net sales	€ mill.	919.8	744.5
EBITDA	€ mill.	121.4	98.1
EBIT	€ mill.	101.7	78.4
EBIT margin	%	11.1	10.5
EBT	€ mill.	86.9	63.6
Group earnings	€ mill.	55.0	52.4

Relative value added clearly up

The Group's total operating performance climbed 25.2 percent in 2003, from €732.0 million to €916.5 million. The net value added by the Group came in relative terms to 35.0 percent and, in absolute figures, rose to €320.8 million (up from €258.4 million).

Vossloh Group: value added

	€ mill.	%	€ mill.	%
	2003		2002	
Created				
Net sales	919.8	100.4	744.5	101.7
Net inventory movement/ other work & material capitalized	(3.3)	(0.4)	(12.5)	(1.7)
Total operating performance	**916.5**	**100.0**	**732.0**	**100.0**
– less input	576.0	62.9	453.9	62.0
– less amortization/depreciation	19.7	2.1	19.7	2.7
Value added	**320.8**	**35.0**	**258.4**	**35.3**
Distributed				
Employees	214.3	66.8	178.4	69.0
Lenders	14.7	4.6	14.8	5.7
Stockholders	19.0	5.9	17.2	6.7
Treasury	34.9	10.9	9.4	3.6
Remaining in the Group	37.9	11.8	38.6	15.0
Value added	**320.8**	**100.0**	**258.4**	**100.0**

Out of the net value added, employees received 66.8 percent (down from 69.0). The proportion due to lenders shrank to 4.6 percent (down from 5.7). Due to the chopped-down tax-exempt capital gains from divestments, the share collected by the Treasury jumped from 3.6 to 10.9 percent. With the proposed 8+ percent higher cash dividend (up to €1.30 per share), Vossloh stockholders will receive 5.9 percent of the net value added (down from 6.7). Consequently, 11.8 percent (down from 15.0) of the net value added remains within the Group.

The Vossloh Group's total assets of €921.6 million as of December 31, 2003 (down by €25.6 million from €947.2 million) included current assets that inched up by 4.6 percent. In year-on-year comparison, the December business volume was higher than in 2002 and therefore, particularly trade receivables outnumbered the prior year's amount.

Noncurrent assets shrank by 11.3 percent to €384.4 million (from €433.6 million), substantially due to the disposal of the final third of Vossloh's stake in the VAE Group, which slimmed down financial assets, as well as to a €9.5 million drop in deferred taxes, which was almost exclusively attributable to the utilization of tax loss carryforwards.

Vossloh Group		2003	2002
Total assets	€ mill.	921.6	947.2
Equity	€ mill.	297.9	238.6
Equity ratio	%	32.3	25.2
Working capital	€ mill.	243.0	175.5
Working capital ratio	%	26.4	23.6
Capital employed	€ mill.	618.1	590.0
Fixed assets	€ mill.	375.1	414.5
Capital expenditures *)	€ mill.	30.7	25.5
Depreciation/amortization	€ mill.	19.7	19.7
ROCE	%	16.4	13.3
Return on equity	%	29.2	26.7
Net financial debts	€ mill.	183.1	227.0
Net leverage	%	61.5	95.1

*) excl. financial assets

As of December 31, 2003, the Vossloh Group's equity of €297.9 million was almost 25 percent above the year-earlier amount. Among the amplifying factors were the Group's net earnings, the capital gains from the sale of treasury stock, and the ESOP-related capital increase, whereas dividend payments reduced equity by €17.7 million.

Equity ratio up to 32 percent

The equity ratio rebounded from 25.2 percent in 2002 to 32.3 percent as of December 31, 2003. The Group's return on equity (EBT in % of equity) moved up from 26.7 to 29.2 percent, a significant improvement.

Despite the higher capital employed due to the increased working capital, net financial debts were slashed by 19.3 percent to €183.1 million in comparison to December 31, 2002. The net earnngs reported for 2003 and the January 2003 payment by the purchaser for the final one-third stake in the VAE Group downscaled debts, as did the cash inflow from the sale of treasury stock. As net financial debts were clearly lower and equity higher, the net leverage as of the balance sheet date sank from 95.1 percent a year earlier to 61.5 percent at year-end 2003.

The Vossloh Group's working capital totaled €243.0 million as of December 31, 2003, hence up 38.5 percent from the year-earlier €175.5 million. This ascent was mainly ascribable to the elevated total of trade receivables and the expected shrinkage of prepayments received by year-end 2003. Since the rate of increase in working capital outpaced that in net sales, the net working capital ratio (WC in % of sales) moved up in 2003 by 2.8 percentage points, from 23.6 percent to 26.4.

ROCE again pushed up

In the wake of the heightened working capital, the capital employed by the Group in 2003 rose by 4.8 percent to €618.1 million, despite the decline in fixed assets. The substantially improved EBIT for 2003 nonetheless ramped up ROCE to 16.4 percent (from 13.3 percent).

Asset and capital structure of the Vossloh Group as of December 31, 2003


537.2
623.7
384.4
297.9
Assets
Equity & liabilities

Current assets/debt (€ million)
Noncurrent assets/ equity (€ million)

Cash flow and earnings per share

Due to the significantly augmented funds tied up in working capital, the cash inflow from operating activities plunged from €122.9 million the year before to €13.3 million. While €292.3 million had been used in investing activities in 2002, they provided around €24.2 million in the year under review since the cash inflow from the disposal of the VAE stake and other fixed assets outnumbered the outflow for capital expenditures in 2003. As loans were redeemed, the net cash used in financing activities came to €51.1 million (in contrast to the net cash of €10.8 million provided in 2002). The end-of-period balance of cash & cash equivalents totaled €25.9 million, down from €38.6 million as of December 31, 2002.

At €3.87, EpS crept up from €3.85 from 2002, in spite of the almost 5 percent larger number of shares included in this formula, this number rising from 13.6 million to 14.2 million as treasury shares were sold and new shares issued under the stock option programs.

The Vossloh Group's ROCE in %


8.4
11.9
9.4
13.3
16.4
1999
2000
2001
2002
2003

Consolidated financial statements: page 96
Vossloh stock: page 81



Worldwide leader in the key rail infrastructure components. In its Rail Infrastructure division, Vossloh pursues a strategy of offering as complete as possible an array of rail infrastructure products and services all from a single source. The key elements are rail fasteners and switches.

Specialist know no limits: page 26
Consolidated financial statements: page 96

Rail Infrastructure division

Leading manufacturer of essential rail infrastructure components

In this division, Vossloh pursues it strategy of offering as complete as possible an array of rail infrastructure products and services all from a single source. The key elements are the rail fasteners and rail switches in their function of core wheel/rail infrastructure system components. For many years now, Vossloh rail fasteners have been market leaders worldwide while Vossloh Cogifer, in turn, enjoys a solid position in the market for rail switches and is thus able to maximize synergies in sales and distribution, and also when it comes to accessing new markets. Through its Vossloh Infrastructure Services business unit, this division additionally provides rail construction and maintenance services.

Rail Infrastructure			
		2003	2002
Net sales	€ mill.	516.0	511.8
EBITDA	€ mill.	96.2	84.3
EBIT	€ mill.	83.6	70.0
EBIT margin	%	16.2	13.7
Working capital	€ mill.	135.4	129.0
Working capital ratio	%	26.2	25.2
Capital employed	€ mill.	420.5	415.4
Fixed assets	€ mill.	285.1	286.4
Capital expenditures*)	€ mill.	22.9	16.6
Depreciation/amortization	€ mill.	12.6	14.3
ROCE	%	19.9	16.8

*) *excl. financial assets*

Since October 1, 2002, all the business activities of the former Cogifer Group have become part of Vossloh's Rail Infrastructure division. The VAE Group was deconsolidated from this division as of September 30, 2002. Accordingly, divisional results for 2002 had included, alongside the Fastening Systems business unit, the VAE Group's figures for the period from January 1 through September 30, 2002, plus since October 1, 2002, the former Cogifer Group companies.

In fiscal 2003, Rail Infrastructure showed a sales gain of 0.8 percent to €516.0 million. Hereof Fastening Systems contributed €160.6 million (up from €122.4 million); and Switch Systems €208.9 million (down from €348.1 million, of which Vossloh Cogifer SA's share had been €57.0 million). Acquired as of October 1, 2002, Infrastructure Services generated sales of €156.1 million in 2003 (contrasting with €46.3 million for Q4/2002).

EBIT for this division climbed 19.4 percent from €70.0 million to €83.6 million, equivalent to an EBIT margin of 16.2 percent (up from 13.7). Any interperiod comparison is of limited value, however, due to the sharp differences in division membership.

Capital employed more or less unchanged

The division's working capital climbed 5.0 percent from €129.0 million to €135.4 million; sales mounted 0.8 percent. As a consequence, the working capital ratio rose by one percentage point to 26.2 percent.

This division's capital expenditures for property, plant & equipment totaled €22.9 million (up from €16.6 million) in 2003; depreciation came to €12.6 million (down from €14.3 million). As the opening balance sheet was corrected and subsequent purchase cost was recognized for the Cogifer companies, goodwill decreased by a net €3.8 million. Hence, fixed assets crept down from €286.4 million in 2002 to €285.1 million, capital employed mounting 1.2 percent to €420.5 million.

At 19.9 percent (up from 16.8), ROCE again easily topped the Group benchmark of 15 percent.

Fastening Systems business unit

The Fastening Systems business unit is among the world's leading suppliers of rail fastening systems used by mainline railways and local transit operators in over 65 countries. The line-up embraces fasteners for ballast and slabbed tracks for all climatic zones and load profiles, from heavy to high speed. The unit has a world market share of around 35 percent.

In 2003, division sales surged 31.2 percent to €160.6 million (up from €122.4 million). As in previous periods, it was again the proven W 14 rail fastening system and the 300 system for slabbed tracks that formed the mainstay of sales by this unit. Regionally, Europe and Asia were once more the main revenue regions.

Extensive refurbishments to the existing rail network within Germany drove sales up 28.3 percent over the year-earlier €55.9 million to €71.7 million. Business outside the home market was even more buoyant, megaprojects in Southern Europe and Asia propelling sales by 34.6 percent from €66.5 million to €88.9 million. In the lead-up to the 2004 Olympics in Athens, extensive infrastructure projects involving Vossloh are currently underway: Vossloh rail fasteners are meanwhile standard for all applications (concrete, timber, and steel sleepers) in Greece, on slabbed tracks, and for switches. Work on expanding the rail infrastructure in Portugal in readiness for Euro 2004, the European soccer championship, again involves Vossloh rail fasteners.

Outside of Europe, too, the Group once again booked a large number of major contracts: Vossloh Fastening Systems, for example, continues to be heavily engaged in the TRACECA infrastructure project (Transport Corridor Central Europe to Central Asia). Libya is building its first rail line from Ras-Ejder at the border to Tunisia via Tripoli to Syrte, using Vossloh rail fasteners for the first 600 kilometers.

During the period under review, Vossloh Fastening Systems commissioned at its Werdohl location an additional surface treatment furnace for its rail fasteners. The investment has overcome this production bottleneck and will push up considerably the total capacity at the location. In all, capital expenditures by this business unit in 2003 added up to €2.5 million.

Switch Systems business unit

The Switch Systems business unit generated sales of €208.9 million (down from €348.1 million, hereof the VAE Group €291.1 million for the 9 months ended September 30, 2002). Rail switches and switch systems account for some 90 percent of sales by this unit whose product spectrum includes, besides the standard switches for passenger, goods, heavy-load, and local rail lines, also the high-speed variety used in France, Belgium, Korea, Spain, and Italy. The remaining 10 percent of sales is sourced from signal components including the switch operating gear and monitoring systems for on-demand maintenance.

Some 80 percent of sales by Vossloh Switch Systems in 2003 was transacted outside of France, hereof about 38 percent elsewhere in Europe, around 16 percent in the Middle East, and a further 10 and 8 percent in Asia and Africa, respectively.

A sizable portion of sales in 2003 accrued from the preparations for the Olympic games in Greece. Vossloh Switch Systems also supplied switches for a variety of major metropolitan rail projects in France, Italy, and India.

During the period, the business unit acquired an 89-percent stake in the Serbian state-owned MIN Skretnice, Niš, a move that is of pivotal significance to the expansion of an integrated rail infrastructure for Southeastern Europe, Vossloh Switch Systems thus being able to build on its fastening system market supremacy in this part of Europe.

Thanks to the healthy order situation, the unit's production facilities were working to capacity during the year. As of December 31, 2003, Vossloh Switch Systems had orders on hand worth €115.1 million.

Infrastructure Services business unit

Vossloh Infrastructure Services is in the track construction sector, albeit the maintenance side of the business accounts for some three-quarters of annual consolidated sales which added up to €156.1 million last year. Infrastructure Services is market leader in track construction and maintenance in France, Belgium, and Luxembourg. Among its key contracts is the maintenance of the Eurotunnel rail network, which it handles from Dunkirk.

In 2003, about 70 percent of the sales resulted from modernizing existing and constructing new conventional and high-speed tracks within France, another 20 percent in the Benelux countries.

In the course of any year the weather plays a large role in this unit's capacity utilization. Also, many of the jobs are done at night and/or weekends, this acting as a severe constraint on efficient labor deployment. No general statements can therefore be made regarding the degree of capacity utilization.

As of December 31, 2003, this business unit had an order backlog of around €165 million.


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Inviting niche markets: Vossloh's Motive Power division is the leading manufacturer of diesel locomotives in Europe. In 2003, locomotives designed for pan-European cross-border operation were delivered for the first time. Complete electrical equipment packages for trams and streetcars are another specialty, Vossloh also occupying a foremost market position beyond railway technology with its electrical systems for trolleybuses.

Specialists know no limits: page 26
Consolidated financial statements: page 96

Motive Power division

Much broader product and services lineup

Over the past years Vossloh has evolved into Europe's leading builder of diesel locomotives. Altogether 134 of these were built and delivered in fiscal 2003. In acquiring the Electrical Systems business unit in November 2002, the Group much extended its product and services lineup—also beyond the railway engineering sector.

Motive Power			
		2003	2002
Net sales	€ mill.	341.2	194.5
EBITDA	€ mill.	20.8	8.0
EBIT	€ mill.	15.7	4.8
EBIT margin	%	4.6	2.4
Working capital	€ mill.	98.8	48.1
Working capital ratio	%	29.0	24.8
Capital employed	€ mill.	158.0	110.6
Fixed assets	€ mill.	59.2	62.5
Capital expenditures*)	€ mill.	6.0	6.7
Depreciation/amortization	€ mill.	5.1	3.2
ROCE	%	9.9	4.3

*) excl. financial assets

The division boosted its sales in 2003 by 75.4 percent to €341.2 million (up from €194.5 million). Locomotive business accounted for 68.4 percent or €233.5 million, well in excess of the year-earlier figure. The Electrical Systems business unit generated sales of €109.3 million, the Services unit €3.9 million (up from €2.7 million).

In terms of operating result, the performance was just as commendable, total EBIT advancing from €4.8 million to €15.7 million, with Locomotives and Electrical systems both well in the black, albeit Services still failed to generate the volume needed to break even.

Higher working capital due to declining prepayments

The division's working capital doubled during the period to €98.8 million, mainly due to the sharp gain in business volume, the much higher trade receivables in the wake of a rush of locomotive deliveries at year-end and a marked decrease in prepayments for locomotives and electrical systems megaorders. The working capital ratio rose accordingly, from 24.8 to 29.0 percent in 2003.

The division's fixed assets slipped somewhat from €62.5 million to €59.2 million. Capital employed jumped 42.9 percent to €158.0 million. Even though ROCE for the period climbed from 4.3 to 9.9 percent it was still well short of the corporate benchmark.

Locomotives business unit

Thanks to the extensions to the range of diesel-hydraulic locomotives in recent years, this business unit succeeded in gaining further inroads into its markets. The year-earlier high sales volume was again easily exceeded: Vossloh Locomotives shipped out altogether 134 locomotives (up from 98) at a total value of €233.5 million (up from €172.5 million).

Major highlights during the year were the shipments of the first units under the contracts made in 2002 with state-owned rail companies. On time, the first universal locomotives were completed for Swiss rail (SBB) and handed over to this customer. Since then, these—the first of altogether 59—have been excelling in daily service with their eco-friendly particle emission filters. The Netherlands state railways (NSR) took over in 2003 the first of a series of 13 switchers. Parallel to this, the unit continued working according to plan on the orders already booked by Austrian rail (ÖBB) and SNCB (Belgian rail).

Orders contracted from France, Italy, and Spain impressively document the resonant echo elicited by these Vossloh locomotives from the European market. The first of the broad-gauge units for Spain have already been delivered.

Production at Locomotives was very unevenly spread through 2003. Adding to this imbalance was the start-up of five new series. Throughout the year production was kept busy.

Capital expenditure by the business unit totaled €4.6 million (up from €4.3 million), mainly in an effort to extend production cycling at the Kiel location.

As of balance sheet date, Locomotives showed an order backlog of €291.4 million (down from €342.0 million).

Electrical Systems business unit

This business unit, which joined the Vossloh Group on November 1, 2002, manufactures, assembles, and markets complete electrical equipment packages and systems for trams and trolleybuses. Drive equipment, vehicle controls, heating, ventilation and A/C units as well as static converters for supplying the onboard systems of railbound vehicles are all self-developed and produced. Vossloh Electrical Systems supplements these products with outsourced lighting, brake, motor, gear and passenger information systems, enabling it to act as a one-stop supplier of complete packages.

Sales in 2003 reached €103.9 million, of which electrical equipment for LRVs accounted for almost 40 percent and for trolleybuses a good 25 percent. The rest of the sales accrued from modernization projects, assembly work, and component business.

In the case of electrical systems for LRVs, five different types of vehicle were fitted out in the course of projects contracted with Düsseldorf, Cologne, Bonn, Schwerin, and Kraków. Included in the trolleybus business were 78 vehicles rigged out with electrical systems for the municipality of Athens.

Growing demand for heating, A/C and ventilation systems has prompted the locally responsible Austrian subsidiary to increasingly focus on these products. In reward, the first notable contracts were secured from third parties.

In the modernization market, Vossloh Electrical Systems can supply highly functional and cost-effective drive systems already in use by several European transit operators. For the first time during the period, an order was booked from the United States (municipality of Philadelphia) for such a modernization project.

During the period, Electrical Systems expended €1.2 million, mainly on upgrading its IT systems.

Orders worth around €70 million were contracted for complete LRV packages in 2003, most notably for the municipality of Budapest (electrical equipment for 40 trams).

New business development efforts by the trolleybus electrical systems unit focused on Canada, Switzerland, Italy, and Hungary. The Greater Vancouver Transport Authority awarded Vossloh a contract in January 2004 for supplying the electrics on altogether 228 trolleybuses. The order is worth around €70 million.

As of December 31, 2003, orders on hand at this unit totaled €198.2 million.

Services business unit

This business unit provides packages comprising all the various jobs necessary in readying rail-bound vehicles for their daily services—care and repairs, refueling, cleaning. The work is done during off-duty hours to ensure maximum availability.

Sales during the period amounted to €3.9 million (up from €2.7 million).


Abfahrt Departure Départ S
DB
Zeit Time/Temps
Über Via
Ziel Destination
Gleis Platform/Voie
15 30 RB 15261 Heidelberg Hbf 10
15 31 RB 15260 Frankfurt(M) Hbf 7
15 32 RB 15819 Aschaffenburg 8
15 35 S 4350 Bad Soden 3
15 38 RB 15429 Erbach 6
15 40 RB 15822 Wiesbaden 9
15 55 IC 2371 Konstanz 11
15 58 RB 28969 Mannheim Hbf 12
16 00 RB 15855 Aschaffenburg 8

Specialist in process automation and optimization for rail transport. In the Information Technologies division, Vossloh is consistently expanding its range of products and services which includes passenger information, operations control, simulation, planning and management systems, as well as electronic interlocks.

Specialists know no limits: page 26
Consolidated financial statements: page 96

Information Technologies division

This division specializes in process automation for rail transport companies: planning and management, *operations control, passenger information, and simulation systems.* Also a part of the portfolio since 2001 are control and electronic interlocking systems for branch lines.

Specialized in process *automation for rail transport*

Information Technologies		2003	2002
Net sales	€ mill.	63.4	37.9
EBITDA	€ mill.	7.2	4.2
EBIT	€ mill.	5.9	2.8
EBIT margin	%	9.2	7.4
Working capital	€ mill.	10.1	0.0
Working capital ratio	%	15.9	0.0
Capital employed	€ mill.	23.1	12.8
Fixed assets	€ mill.	13.0	12.8
Capital expenditures*	€ mill.	1.6	1.7
Depreciation/amortization	€ mill.	1.3	1.4
ROCE	%	25.4	22.0

* excl. financial assets

In 2003, the division once again expanded its foremost position as a supplier of process optimization systems for European rail operators. Even though the IT sector as such was in some cases severely battered, most rail-focused IT business remained largely unscathed since many of Western Europe's rail transport and rail infrastructure companies are presently attempting to extend their capacities through new technologies and system solutions.

The period saw a sharp rise in demand for Vossloh Information Technologies products and services in the field of planning and management, operations control and signaling systems plus mobile passenger information systems. The Alister electronic interlock system devised together with Swedish rail is finding a lively echo in the marketplace and this the division will have to exploit by setting up a corresponding distribution network. 2003 was again devoted to expanding the product portfolio and market position as well as working off the tall order backlog.

Sales during the period equaled the budgeted €63.4 million (up from €37.9 million, a 67.2-percent increase). The biggest slice of sales accrued from German rail's UIC Zugbus project involving the fitting out of 1,200 Intercity railcars and 145 locomotives with the newest information and communication technology. During the period, all the locomotives and around 400 Intercity railcars were equipped to this standard.

EBIT at €5.9 million more than doubled the year-earlier €2.8 million.

ROCE rose from 22.0 to 25.4 percent.

Order intake by Vossloh Information Technologies totaled €47.3 million (up from €38.5 million). The regional breakdown of orders reflects the division's success in penetrating the European rail market. A major order during the year was the follow-up contract from Hamburger Hochbahn AG to fit out further sections of the city's metro network with the SBS operations management system. With its advanced scale of automation, SBS is seen as the most modern system on the market.

As of year-end, order backlog added up to €75.0 million.

Analysis of the separate financial statements of Vossloh AG

As management and financial holding company, Vossloh AG parents the Vossloh Group, determines corporate strategy and planning, is responsible for human resources policy, HR development and top management issues, as well as group accounting and controlling, groupwide treasury management, and risk management. In addition, Vossloh AG controls investor and public relations and defines the Group's corporate identity, corporate design and IT systems.

As nonoperating holding company, Vossloh AG earned in 2003 rental income of €1.8 million (down from €2.1 million) and net income of €19.1 million (down from €338.9 million). The latter also accounts for the Company's own expenses for performing its holding company functions, as well as the nonoperating result and the net financial result. The nonoperating result of €19.0 million (down from €93.1 million) includes gains from the disposal of financial assets, property, plant, equipment and treasury stock, income from the release of accruals, as well as intragroup fee allocations and provisions for risks. The financial result came to a net €15.7 million (down from €22.7 million) and, besides the net interest income of €6.4 million (up from a net interest expense of €4.8 million in 2002), essentially comprises income from investments at €9.0 million (up from €4.8 million).

The Boards will propose to distribute a total cash dividend of €19.0 million—corresponding to €1.30 per share—from the net income and carry forward the remaining net earnings of €0.1 million.

As of December 31, 2003, the stockholders' equity inched up to €470.6 million (up from €464.2 million). Given the total assets of €728.6 million (down from €762.6 million), this is equivalent to an equity ratio of 64.6 percent. By December 31, 2003, Vossloh AG's accounts due to banks shrank to €187.3 million, down by €26.1 million from €213.4 million.

Vossloh stock: page 81
Corporate governance: page 88

Workforce

The number of employees on the Vossloh Group's payroll totaled 4,295 at year-end 2003, up about 1.4 percent from the year-earlier 4,236. The increase in the headcount by 59 persons is chiefly due to the first-time inclusion of Vossloh Skamo Sp. z o.o. during the year under review.

Sales per capita within the Vossloh Group climbed 17.1 percent from some €178,000 in 2002 to about €208,000 in 2003 (all per capita figures herein being rounded). In particular, Vossloh Locomotives and Vossloh Information Technologies managed to generate significant sales gains with a virtually unchanged headcount.

Much improved payroll-to-value added ratio

The personnel structure had changed considerably in the course of 2002 as a consequence of the A&D transactions carried out. For example, the proportion of employees in countries with low income structures fell whereas the number of employees in Central and Southern Europe rose. Owing to this change in personnel structure coupled with pay settlements, average personnel expenses per capita within the Vossloh Group increased from €42,600 in 2002 to €48,500 in 2003, representing an increase of almost 14 percent. Value added per capita accelerated more than 17 percent from the prior-year €61,700 to €72,500 in fiscal 2003, an increase to which all business units contributed. The ratio of payroll to value added therefore improved from 69.0 percent in 2002 to 66.8 percent in 2003.

The Rail Infrastructure division managed to raise its sales per capita by just under 9 percent from €161,000 to €175,400 in 2003. Personnel expenses per capita increased by 11.0 percent from 2002 to €41,400. These changes are especially attributable to the sale of the VAE Group in 2002 and the parallel acquisition of the Cogifer groups, now known as the Vossloh Switch Systems and Vossloh Infrastructure Services business units.

Group's annual average headcount


5,575
5,583
3,906
4,190
4,422
1999
2000
2001
2002
2003

Hightlights 2003: page 38
Moving Europe: page 8

The ratio of payroll to value added in the Rail Infrastructure division improved from 62.4 percent in the prior year to 58.0 percent in 2003. Value added per capita climbed almost 20 percent from €59,800 in 2002 to €71,500 in the year under review. As of December 31, 2003, the division's headcount came to 2,825 (up by 45 employees from 2,780) due to the first-time inclusion of Vossloh Skamo Sp. z o.o.

In the Motive Power division, sales per capita rose from the prior-year €267,500 to €290,300 in 2003. As a consequence of further improvements in locomotive building and the inclusion of the Kiepe Group (Vossloh Electrical Systems), acquired in November 2002, the ratio of payroll to value added was upgraded from 88.4 percent in 2002 to 80.9 percent in 2003. At €70,100, value added per capita was over 23 percent higher than the preceding year's €56,900. This outcompensated the 12-percent rise in personnel expenses per capita to €56,700, basically the result of the changed workforce structure after acquiring the Kiepe Group. The Vossloh Electrical Systems business unit employs a high number of highly qualified engineers. At year-end 2003, the division's workforce was unchanged on the prior year at 1,169 despite the greatly boosted total operating performance.

In the Information Technologies division, buoyant order intake pushed up sales per capita to the budgeted €229,800 in the year under review (up from €144,800). On an annual average, the head-count rose by just 5.3 percent to 276 (up from 262). At Information Technologies as well, the 3.5-percent increase—chiefly in the wake of collective pay settlements—in personnel expenses per capita from €67,000 in 2002 to €69,400 in the period under review was clearly outcompensated by the more than 16-percent rise in value added per capita to €90,600. Consequently, the division's ratio of payroll to value added improved from 86.2 percent in 2002 to 76.6 percent in 2003. At year-end, the number of employees came to 271 (up from 262).

Group personnel expenses in € million



222.8
228.2
155.2
178.4
214.3
1999
2000
2001
2002
2003

Workforce-related indicators						
		2003	2002	2001	2000	1999
Personnel expenses per capita	€ '000	48.5	42.6	39.7	40.9	40.0
Sales per capita	€ '000	208.0	177.7	166.5	153.0	141.7
Payroll to value added	%	66.8	69.0	76.0	74.2	81.7
Value added per capita	€ '000	72.5	61.7	52.3	55.1	48.9

Personnel expenses			
€ million	**2003**	2002	Change in %
Pay	166.8	142.1	17.4
Social security taxes	45.5	33.9	34.2
Pension expense	2.0	2.4	(16.7)
Total personnel expenses	**214.3**	**178.4**	**20.1**

Headcount 2003	Annual average			Year-end		
	Germany	Abroad	**Total**	Germany	Abroad	**Total**
Rail Technology	1,528	2,864	4,392	1,535	2,729	4,264
Vossloh AG	30	–	30	31	–	31
Total	**1,558**	**2,864**	**4,422**	**1,566**	**2,729**	**4,295**

Encouraging enterprise for a flourishing future

The sustained success of the Group is largely determined by the skills of Vossloh's employees and their willingness to work hard. In order to keep growing successfully in the face of global competition, Vossloh needs qualified and committed staff who are able to think and act enterprisingly. Attracting outstanding employees, offering them individual career development prospects and retaining their services at Vossloh in the long term are of strategic importance and a central task of HR development within the Group.

A competence profile for executives forms the basis at Vossloh for detecting management potential and making the most of it. By means of development discussions, executive staff displaying high-flying potential are identified, with all the managerial staff assessed receiving targeted support. The competence profile also forms the foundation of the Vossloh leadership curriculum, Vossloh's multistep program again run during the year for nurturing leadership culture within the Group.

Additionally, Vossloh introduced in fiscal 2003—initially for domestic Group companies—an extensive and systematic program for the promotion of junior talent. The aim is to identify promising up-and-coming managers capable of fulfilling higher specialized, managerial and project tasks and to enable their development tailored to their own needs. The program lays down the requirements, especially the core skills, the assessment criteria and the process for selecting and developing Vossloh's young talent.

Based on our encouraging past experience, it is the Group's future aim increasingly to staff a high proportion of key positions at all levels from within is own ranks.

Apprenticeship and continuing education

For decades Vossloh has regarded vocational training as an integral part of ensuring a future supply of skilled employees. Especially in times of scarce training opportunities and high youth unemployment the Group also considers it its social responsibility to improve the prospects of young people in the labor market in structurally weak regions through skills-enhancing training.

Vossloh's vocational training covers a wide range of occupations from engineering design mechanic to laboratory assistant up to and including business administrator, a qualification which combines commercial training with job-related business studies at the Bochum College for Administration and Economics. During the period, the Vossloh Group had an average of 67 young people undergoing training in twelve occupations in Germany.

At some Vossloh business units, a university degree is the basic requirement for the most part, owing to the range of jobs offered. In this regard, Vossloh cooperates closely with several universities, sponsoring students with particular majors.

In addition to vocational training, every year Vossloh conducts numerous internal and external skills enhancement courses which are tailored to employee needs. Along with conventional further training in specialized topics, the emphasis is also on training sessions devoted to conflict management, communication, and team integration.



A good employer to work for

Vossloh pins its hopes on the skills and hard work of its employees. One of the Group's principles is to increasingly staff from within its own ranks key positions at all levels of the organization.

The rewards of success

A corporate strategy oriented to shrewd enterprise and overachieving employees relies on a meritocratic pay system to succeed. At Vossloh, corporate success has for many years been rewarded by profit shares for officers and other exempt staff. However, even the workforce not exempt from collective agreements participates in Vossloh's earnings through variable pay components when achieving the challenging performance benchmarks.

With a view to channeling staff efforts into an additional enhancement of shareholder value, Vossloh launched back in 1998 stock option plans for management (long-term incentive program, LTIP) and the workforce (ESOP). Any staff willing to become Vossloh stockholders first acquire Vossloh shares from their own funds and at their own risk. Plan participants then receive free stock options, enabling them after a three-year qualifying period to acquire Vossloh AG stock at the strike price (i.e., the market price predetermined at plan inception). Exercise of options is linked to the achievement of benchmarks, e.g., in the long-term incentive plan, the Vossloh stock price must have outperformed the MDAX and risen (depending on the participant category) by not less than 15 or 30 percent (for Executive Board members) above the strike price within the same period.

Despite these tall hurdles, the success has been rewarded: In 2003, the participants of the first and second tranches (1998 and 2000) could exercise their options for the first time, and a total 238,336 new shares were issued.

Furthering flexibility

Thanks to flexible working hours Vossloh can respond to its customers' requirements much more quickly. Agreements on working hours make it possible to adjust staffing to the workload situation at short notice in consultation with employee representatives. This ensures that peak order periods can be handled at reasonable cost while taking employee interests into account. The Vossloh Group has now reached agreement on suitable working time schemes in all the required areas.

Corporate citizenship

With its production facilities in Germany Vossloh is predominantly based at sites where the local company is now a major employer. Against the background of scarce public funding and the ensuing cuts in social and arts budgets, special importance is being attached to the corporate citizenship of industry. For years Vossloh has continually supported schools, nurseries, youth sport clubs, as well as charitable and cultural institutions in the communities where Vossloh companies are based. The workforce also benefits from this support which fulfills the Group's responsibilities as employer.

Executive Board thanks

With their dedication, flexibility and outstanding performance, the employees of the Vossloh Group have played their part in the joint success. The Executive Board thanks all members of the workforce for their efforts. Special thanks also go to the employee representatives for their constructive cooperation.

Research and development

Vossloh holds a technologically predominant position in high-growth niche markets of transport technology—a key prerequisite for the Group's sustained success. Forward-pointing, customer-oriented products and services are therefore not only a significant factor in Vossloh's own success but also in ensuring the success of its customers. During the development of innovative solutions tailored to suit the needs of the market, Vossloh maintains an ongoing dialog with both customers and experienced industry experts. The detailed and sound understanding of the market's needs, gleaned from these partnerships, makes it possible to develop individually tailored solutions to meet highly specialized technological requirements.

Vossloh divisions researching in unison

In the development of new products, processes and ranges of services, the Vossloh Group's various business units work together closely, with expertise and technologies from the individual units being cross-fertilized to other fields of application and modes of transport as far as possible.

In addition to extensive project-related development work, whose costs are part of the cost of production, Vossloh also takes on R&D activities which do not relate to specific orders but serve to further expand the technological lead in the Group's core competencies. In fiscal 2003, R&D expenditure totaled around €7.4 million, representing a rise of 13.3 percent on the prior-year €6.6 million.

As of December 31, 2003, some 60 people were employed groupwide in Vossloh's R&D departments. Investment in research and development is project-related for the most part and therefore centers on the manufacturing areas. As in preceding years, there were again no significant capital expenditures on pure or basic research and development in 2003.

A tower of power:

The G 2000 formed the basis for a 2,700-kW diesel locomotive available with three different sets of safety and warning systems for Germany and Scandinavia. Named Nordlok, this is the most powerful four-axle diesel-hydraulic mainline locomotive in use anywhere.


G 200

New system for fixing switches on high-speed lines

During the year under review, one of the focal points of R&D efforts in the Rail Infrastructure division was the development of new and the improvement of existing switch systems, crossings and rail fasteners for high-speed and heavy-load rail transport. For example, Vossloh Switch Systems and Vossloh Fastening Systems were jointly involved in developing a new fastening system for high-speed switches on slabbed tracks. In 2003, the system was successfully tested in Vossloh's own laboratory as well as at Munich Technical University and awarded approval by Germany's Federal Railway Office. There are now plans to install the fastening system initially on test sections of Deutsche Bahn's rail network in 2004.

Further R&D activities related to rail infrastructure concerned the abatement of structure- and airborne sound emissions in the track, the reduction of the life cycle costs of switch systems, for example through lubricant-free switches, and the improvement of online remote diagnosis systems for monitoring track components.

At Motive Power, R&D activities focused in 2003 on further developing vehicles and vehicle components as well as vehicle diagnosis systems.

Series assembly of the G 1000 and G 1700

The G 1000 and G 1700 locomotives developed by Vossloh Locomotives in 2002 were transferred from the prototype stage to series production and successfully positioned in the market.

The project sponsored by the Federal Ministry of Education and Research (BMBF) for the development of a large diesel locomotive for cross-border operation in Germany and Scandinavia continued according to plan in 2003. This new vehicle, called the Nordlok, is based on Vossloh's G 2000 locomotive. It will be equipped in future with a 2,700-kW diesel engine and available with any one of three different safety and warning systems (suitable for use in Germany, Denmark, and Sweden), making the Nordlok the most powerful four-axle diesel-hydraulic mainline locomotive worldwide.

Vossloh Locomotives was also working on the advancement of the vehicle diagnosis system known as VSMS. The gathering of key operating data related to a locomotive's maintenance and monitoring and the teletransmission of this data to a central database in Kiel enable more efficient maintenance planning and control.

Alternative energy source tested for electric buses

In fiscal 2003, Vossloh Electrical Systems concentrated on the further development of drive concepts for future standard low-floor buses and other new types of transit vehicle such as combined bus/LRVs, with special focus on independent-wheel drive technology and the testing of alternative power energy storage devices for electric buses. As part of the plans to add dual- and multi-system vehicles to the product range, the development of a mains current converter for a.c. networks was successfully completed, with preparations being made for field testing. The system developed by Vossloh Electrical Systems for radio transmission of workshop service and diagnosis data was further improved through its use on a trial basis at three transit companies.

Alister on the advance

In cooperation with the Rail Infrastructure division, the electronic interlocking system for small and medium-sized stations developed by Vossloh Information Technologies (Alister) is not only being marketed internationally but also further improved. Together with Vossloh Switch Systems, a first order for this innovative interlocking system was secured in 2003.

The development of passenger information systems using "electronic ink" was another key area of R&D activity at Vossloh Information Technologies. In cooperation with the Berlin-based Fraunhofer Institute for Reliability and Microintegration IZM, this innovative display technology is to be developed ready for the market. The Electronic Paper project, as it has been dubbed, is being sponsored by the city-state of Berlin and the European Fund for Regional Development. The display modules developed on this basis are to be used in both stationary and mobile passenger information systems. For rail, air and local public transport, these displays with electronic ink represent a significant innovation because they combine outstanding readability with extremely low power consumption.

Environmental protection

For Vossloh, economic and ecological considerations are not at cross-purpose. In its production activities this transport technology group prioritizes sustainability. Vossloh therefore not only invests continuously in environment-friendly production techniques and processes but also develops new eco-compatible products and components.

In 2003, Vossloh supplied the world's first diesel locomotive equipped with a soot particle filter to the Swiss federal railways (SBB). In the years ahead, SBB intends to put 59 of these eco-friendly locomotives into operation. With this soot particle filter for diesel locomotives Vossloh is offering an environmental standard in rail transport which is not yet commonplace in motor vehicles on the roads. There are plans to also use this filter technology in other model ranges built by Vossloh Locomotives.

Vossloh Switch Systems developed a process in 2003 which eliminates the need for environmentally damaging lubricants in switches—a significant contribution to environmental protection. This is a highly specialized surface coating technique which is currently being tested on high-speed switches in France and Italy. The trial phase is due to be completed by mid-2004.

The reduction of noise emissions is one of the most important demands on wheel/rail technology. During the year under review, Vossloh successfully completed the project, sponsored by the Federal Ministry of Education and Research (BMBF), aimed at reducing the noise generated by railbound vehicles. Vossloh Locomotives is putting the project's findings into practice gradually.

The Rail Infrastructure division also made a contribution to noise abatement in 2003 with the development of new low-emission rail fasteners for use on bridges and on switch systems designed for trams/streetcars. Both Vossloh systems are advancing to their test phases during 2004.



270

Even less noise and energy

In 2003 Vossloh Electrical Systems further developed key trolleybus components. A new type of diesel engine control ensures that in the diesel mode, the vehicle uses even less fuel and causes even less noise. Another newcomer is an all-wheel drive articulated trolleybus, with a second power train for extended durability and reduced tire wear.

Risk management

Vossloh has developed risk management mechanisms that systematically and according to plan identify, analyze, and control any opportunities and risks that present themselves. In addition to groupwide, monthly updated, annual previews and monthly financial reports, the risk/reward situation within the Group is profiled for transparency and assessed in periodic risk reports that serve as a basis for decisions on suitable remedial measures. During the period, the companies acquired in 2002 were also assimilated into the risk management system.

The workability of the risk management system was reconfirmed during the period in the course of regular audits conducted by Internal Auditing and the statutory annual audit.

General economic risks

Even though the Vossloh Group's business, transport technology, is not directly swayed by economic ups and downs, because of tight public budgets and/or the need to reduce spending deficits on the part of the public sector, there is a trend in certain Western European countries for state funds available for infrastructure to be pruned. Given this adverse trend, Vossloh is pressing ahead with its international activities, especially in the EU accession countries and Asia.

Since the overwhelming majority of its transactions are negotiated in euro, exchange rate fluctuations do not impinge to any notable extent on group earnings. Where such risks do prevail, they (just as the interest rate risks) are hedged through financial derivatives.

At present, there are no general economic risks identified with any major impact on earnings budgeted for 2004, nor are any risks jeopardizing survival identifiable within the foreseeable future.

Sector risks

In its selected transport technology niche markets, Vossloh enjoys lead player status: in rail fastening and switch systems, in the construction and maintenance of tracks, in the building of diesel locomotives, in the manufacture of key components that go into trams and trolleybuses. Besides these products, Vossloh develops custom-tailored management systems for operating railways and information systems displayed in trains, stations, and airports.

One hallmark of these specialty niche markets is their oligopolistic pattern both on the demand and supply sides. Potential risks may emanate from the transparent nature of the market for both customers and suppliers as well as the dependence on public-sector budgets (most rail and rail infrastructure networks still being under public-sector control), especially when it comes to infrastructure expansion. Vossloh counteracts such risks through a strategy of strict globalization supported by a structured and regular analysis of the world railway engineering market.

Possible risks emanating from new engineering developments leading to product obsolescence are addressed through ongoing demand-focused development of the Group's products and services as well as new products with enhanced customer benefits. Any such developments are of course patented.

The Group's 2003 earnings were unaffected to any substantial degree by market-related risks.

Operational risks

Most of the Vossloh Group's divisions and business units transact complex project-type business whose risk profile embraces unforeseeable developments at the project location, problems with associates or subcontractors along with the accompanying logistics disruptions. Difficulties in executing a project may severely impact on the costed profits, with unbudgeted costs and non-compliance with defined milestones and deadlines normally penalized. Where such risks cannot be contained through contractual provisions, other mechanisms are resorted to, specifically holistic project and quality management.

Long-term projects are accompanied by the risk of delays in acceptance/invoicing which, in turn, may impact heavily on a period's earnings. In 2003, any delays were again identified in good time and largely offset by the completion of other projects.

During the period there were no material risks of an operating nature that had any substantial effect on earnings.

Even the most vigilant risk management cannot exclude all conceivable losses and liability risks. For such risks adequate insurance policies have been taken out and provisions made where required. The scope of these insurances and accruals is regularly reviewed. Such risks are therefore not believed to have any potentially ruinous consequences for the Vossloh Group's cash flows or net assets.

Financial risks

Financial risks are monitored and managed by Corporate Treasury. The goals, principles, responsibilities, and accountabilities are defined in a policy statement. Currency and interest rate hedges are solely contracted to cover specific risks from existing or planned underlyings.

In the management of its capital structure Vossloh ensures compliance with the benchmarks of a company rated as investment grade. Sufficient credit facilities ensured in the period that neither financing nor liquidity bottlenecks existed. The rolling liquidity control system provides for adequate cash reserves to meet sudden needs. By using different funding instruments (such as note loans and bilateral credit commitments), Vossloh neither depends on any specific bank or credit institution nor does it incur any major risks. Currency and interest rate risks are being hedged against through suitable derivatives. For the notional volumes and fair values of derivatives held at year-end, see the notes to the consolidated financial statements.

In all, financial risks did not impinge to any substantial extent on 2003 earnings.

Legal risks

Legal risks encountered by a company comprise basically those arising from complaints, warranty claims, contractual flaws or indemnification claims, litigation, and pending lawsuits.

Unless anyway covered by insurance, there were in 2003 no legal risks of major impact on the Group's earnings. Adequate provisions have been made on a normal scale for warranty risks.

Other risks

These include IT risks and those emanating from inadequate personnel resources.

Any risks affecting the data processing systems or databases are currently not identifiable at Vossloh.

Potential risks from inadequate human resources are abated by a large number of measures aimed at portraying Vossloh as an attractive place to work and also at retaining employees for long periods (turn to pages 68–73 for details). During the past period there were no other risks having a major impact on net earnings.

Overall risk position

In 2003, no potentially ruinous risks were identified for the Vossloh Group whose continued existence as a going concern was not jeopardized in terms of either assets or liquidity. The risk-adjusted capital—i.e., the statutory minimum equity portion that is earmarked exclusively for the cover of potential losses—as of fiscal year-end 2003 lay far below the Group's current equity.

Supervisory Board report: page 93
Corporate governance: page 88

Vossloh stock

Stock markets turn around in 2003

For the first time since 1993, economic output in Germany declined slightly during the past year rather than rising. Adjusted for inflation, real German GDP fell by a marginal 0.1 percent from the 2002 level. Following three years of stagnation, the German economy, however, is set to bounce back again in 2004 with predictions that real GDP should rise by an annualized 1.5 to 2 percent in the present fiscal year.

Buoyed by improved business expectations, the upturn in the stock markets began in March 2003. The MDAX, the stock index which includes Germany's midsize companies and in which Vossloh is listed, started the year at 3,025 points. The outbreak of war in Iraq and uncertainties about how long it would last and its impact on overall business activity weighed heavily on stock markets in the first quarter of 2003. The MDAX, for example, slumped to its annual low of 2,622 on March 12, representing a loss of some 13 percent. Encouraging corporate news and improved macroeconomic figures, related for example to industrial production and the purchasing manager index, ushered in the upswing. The continuous recovery culminated in the MDAX's annual high of 4,490 points on December 4, 2003. By year-end, the MDAX was at 4,469 points, thus closing the period with an overall gain of 47.7 percent.

Vossloh stock surges 80+ percent in 2003

Vossloh stock managed to easily outperform the overall market and the MDAX in 2003, the encouraging price trend of the preceding two years continuing impressively. The price of Vossloh stock has therefore actually trebled over the past three years.

At the start of 2003 Vossloh stock was priced at €24.00. The successful restructuring and related exclusive focus on transport technology activities were well received by the market in the form of continual price rises. Reports of changes to the ownership structure and the resulting increase of the free-float, accompanied by high trading volumes, brought about further price rises. At year-end, Vossloh stock was quoted at €44.80 (XETRA), the highest price of the year as well as being a new all-time high, showing a gain of 81.4 percent over the closing price 2002.

Vossloh stock price trend in 2003



44
42
40
38
36
34
32
30
28
26
24
22
20
01/2003
06/2003
12/31/2003

Vossloh stock price in €
MDAX (rebased)

Vossloh stock-a paying investment

The total return on an investment in Vossloh stock came to 88.4 percent in 2003. But even for long-term investors, Vossloh stock continues to be an attractive investment. For an investor who has held our stock for five or ten years, the annual return averaged 16.5 percent and 15.4 percent, respectively, while the MDAX returned an average 2.3 percent and 6.0 percent inside five and ten years, respectively.

Despite the stock price upswing, Vossloh AG's Executive Board considers further increases to be possible. Based on the Vossloh stock price of €44.80 quoted at December 31, 2003, a price-earnings ratio (PER) of 11.5 would result for the budgeted 2004 earnings. Vossloh stock was thus still priced at year-end 2003 below the comparable MDAX average PER of 12.9, showing further upward price potential.

Trading volumes at record level

The volume of Vossloh stock turnover in 2003 more than doubled from 4.0 million to 8.8 million shares, equivalent to an average daily trading volume of some 35,000 shares. The electronic system XETRA accounted for three-quarters of the volume of Vossloh stock turnover.

Vossloh stock indicators

		2003	2002
Dividend	€	1.30[2]	1.20
Group earnings per share (EpS)	€	3.87	3.85
Stockholders' equity per share	€	20.02	17.10
Number of shares [3]	1,000	14,239	13,593
Stock price [1]	€	44.80	24.70
Market capitalization [1]	€ mill.	654.2	338.1
Total dividend distribution	€ mill.	19.0	17.2
Price-earnings ratio (PER)		11.6	6.4

[1] annual closing price, [2] proposed, [3] in 2003, an average 14,238,612 shares were issued, at year-end 14,603,687

Dividend increased to €1.30

Vossloh AG's Executive and Supervisory Boards will propose to the annual stockholders' meeting to vote in favor of the distribution of a cash dividend up by €0.10 to €1.30 per share. Based on the year-end Vossloh stock price of €44.80, this represents a yield of 2.9 percent. As in the previous year, some 35 percent of net earnings will be distributed. With this proposal the Executive and Supervisory Boards are confirming a dividend policy based on the principle of continuity.

Capital stock

Due to the increase in Vossloh AG's authorized but unissued capital (which had been resolved and approved by the June 25, 1998 stockholders' meeting), 238,336 new no-par bearer shares of common stock corresponding to an arithmetic portion of €609,296.31 of the Company's capital stock were issued in exchange for the same number of stock options when these were exercised. The capital stock has thus risen to €37,422,311.76, subdivided into 14,638,336 no-par bearer shares of common stock.

Treasury stock sold

The May 27, 2003 annual stockholders' meeting renewed Vossloh AG's authority to repurchase treasury stock. Consequently, the Company may on or before November 26, 2004, reacquire up to 10 percent of its issued stock and subsequently redeem and withdraw or sell such treasury stock. The 711,917 treasury shares repurchased by year-end 2002 were in mid-April 2003 sold almost exclusively to institutional investors. By December 31, 2003, altogether 34,649 treasury shares (or 0.2 percent of the capital stock) were held by the Company.

Ownership structure

On July 30, 2003, Zurich Financial Services notified Vossloh AG of the reduction to nil of the previous 11-percent voting stake in Vossloh AG attributable to the notifier. The Vossloh stock held by Deutscher Herold Lebensversicherung AG, a German insurance group, was placed with some 30 institutional investors. On December 9, 2003, Allianz AG notified Vossloh AG that it had downscaled its Vossloh stake from about 6 percent previously to 1.06 percent by transferring the shares to institutional investors. These transactions raised Vossloh AG's free-float to 67 percent. The Vossloh family owns an unchanged 33 percent approximately of Vossloh AG's capital stock. The free-floating shares are held by institutional investors based mainly in Germany, the UK, elsewhere in Europe or the USA, and by private stockholders.

Investor relations

A regular dialog with private and institutional investors and financial analysts is high on Vossloh's list of priorities. At numerous presentations and road shows in and outside Germany as well as analysts conferences, the Executive Board provided information about the latest situation within the Group and its markets. In a ranking on the subject of investor relations efforts in 2003, Vossloh was graded 5th among the 50 MDAX members. The Group also scored third place among the MDAX companies in a competition organized by *manager magazin* on The Best Annual Report.

In addition to the regular publications such as annual and interim reports, Vossloh again provided in 2003 press updates on its achievements and expectations. Added information is also available in the quarterly company magazine *Inside*. This information as well as the latest corporate presentations are freely available for all at www.vossloh.com.

Added attention through research reports

The very many listed companies offer investors a plethora of investment alternatives on capital markets. Therefore, the reports of equity research analysts, which offer an objective assessment of investments, have an important role to play. In the year under review, a number of research institutes again turned their attention to Vossloh stock. As a result, ABN Amro, DZ Bank, UBS, Cazenove, Commerzbank Securities, Dresdner Kleinwort Wasserstein, and Erste Bank have now also joined the ranks of the institutes which regularly analyze Vossloh and make recommendations. This means that Vossloh stock is being observed and evaluated by 14 research institutes. On the basis of the fundamental data presented to the financial analysts' conference in December 2003, there were eleven recommendations to buy and three recommendations to hold the stock at the start of 2004. The share's upward price potential is seen by the analysts to range between €43 and €55.

Stock market resegmented

January 1, 2003, saw the coming into force in Germany of new stock market regulations. On March 21, 2003, Germany's stock indexes were resegmented, with the MDAX contracting from 70 to 50 members of the Prime Standard's classical sectors. Vossloh stock continues to be a member of the new, reduced MDAX, which is boosting the appeal of the securities listed in the index. The composition of the index is based on the rankings in the selection criteria (free-float market capitalization and trading volume over the past 12 months). As of December 31, 2003, Vossloh stock was ranked 30th and 33rd in the respective lists.

Prospects

Economic expectations encouraging

For 2004, the experts are unanimously predicting an upswing in all key economic regions, with forecasts on global market conditions fraught with much lower risks than the year before. According to the average prognoses, worldwide GDP is set to increase by more than 4 percent.

In the opinion of virtually all pundits, the US economy will make the biggest contribution to worldwide growth with an expected expansion of well over 4 percent. Even such regions as Latin America and parts of Europe which have being stagnating to date are expected to see an upturn, according to the forecasts. Given this nation's weak private consumption, Japan's gross domestic product is set to rise just under 2 percent, whereas economic growth of 6.5 percent is anticipated for the newly industrialized states of East Asia (Source: ifo Institute for Economic Research at the University of Munich).

In Latin America, the expected recovery of the Brazilian economy in particular, following the monetary relaxation carried out in 2003, will act as a stimulus. The upturn in Argentina is expected to continue, aided by currency rates which encourage exports. All in all, GDP in this region is predicted to rise by 3.5 percent.

On May 1, 2004, eight Central and Eastern European countries will join the EU. For 2004, these nations are expected to show economic growth of just under 4 percent, thanks to buoyant domestic demand. With real incomes rising and slightly increasing employment, private consumption in particular is due to expand strongly. EU enlargement will not provide any direct growth momentum because foreign trade with the EU has already been liberalized to the greatest possible extent and further integration will be a very long-term effort.

In Western Europe and in the eurozone, the pick-up in business activity will gather momentum according to the forecasts, with real GDP set to increase by about 2 percent in each area. Exports of goods and services in the wake of the world economic upswing are expected to supply the strongest growth—albeit provided that the euro does not gain exorbitantly in value.

Regionally mixed rail market

The experts are also predicting average growth of about 4 percent for the global rail technology market in 2004 and thereafter. Especially in Western Europe, the biggest and most attractive market for railway products, the stretching and reduction of state investment budgets for infrastructure measures are becoming evident against the background of the necessary consolidation of public-sector budgets in some countries, including Germany and France. In the EU accession countries, on the other hand, major funded investment is available particularly for infrastructure projects. In Asia, efforts to cope with urban transport and commuter traffic from surrounding areas into towns and cities are the current focus of investment activity.

In summary, the picture in the worldwide market for railway technology will again vary greatly from region to region in 2004, depending on the national priorities set and individual procurement programs. Detecting these trends in good time, assessing them correctly and taking them into account consistently will be of crucial importance to Vossloh's success. Owing to its favorable positioning in the relevant markets Vossloh does not, however, foresee any significant negative impact on the planned course of business.

Earnings forecast for 2004

The following business forecast solely refers to the Vossloh Group in its present form. Irrespective of this, Vossloh does plan to branch out even further into the railway engineering market through suitable acquisitions.

In 2004, Vossloh expects to raise Group sales by about 5 percent to a good €960 million, the operating result again easily outpacing this increase with a surge of 17.9 percent. Despite the nonrecurrence of the net one-off gains of €13.5 million realized in 2003, EBIT is set to increase by 4.6 percent. The EBIT margin should again reach 11 percent in 2004, down only marginally from the prior-year 11.1 percent. Vossloh expects group earnings to grow by 3.5 percent to €56.9 million despite an increase in the tax load ratio to around 37.5 percent in 2003 (up from 34.6 percent). Earnings per dividend-carrying share should inch up from €3.87 in 2003 to €3.90 in 2004.

Capital employed is budgeted to rise by 7.8 percent to €666.5 million (up from €618.1 million), with ROCE reaching 15.9 percent (down from 16.4).

The sales budgeted by Vossloh for 2004 are backed by firm orders for the most part. The movement of exchange rates to be anticipated will not influence the Vossloh Group's business greatly either, because only a very few contracts are transacted in a currency other than the euro, and these are systematically hedged against exchange rate risks wherever economically expedient.

As to 2005 and 2006, Vossloh is looking to higher growth rates than generally predicted for the railway engineering market. This accelerated growth will chiefly be fueled by the Motive Power division. The productivity enhancement projects launched in 2003 will over the years ahead likewise lead to steadily improved profitability.

If the scale of earnings expected over the years ahead is achieved it should be possible to maintain the dividend proposed for 2003.

Slight advance in headcount

The number of employees on an annual average is set to rise by 3.8 percent in 2004, from 4,422 in 2003 to 4,590 in 2004, across all divisions. The ratio of payroll to value added will inch up from 66.8 percent in 2003 to 67.4 percent in 2004. The budget for 2004 is based on an annual rise in personnel expenses of 3.0 percent.

Capital expenditures 2004

The Vossloh Group's budget for 2004 provides for total outlays of €46.8 million (up from €30.7 million), the increase being partly attributable to the fact that some of the capital expenditure originally earmarked for 2003 was deferred until 2004. The highest rise in percentage terms is planned in the Motive Power division where capital spending is to be almost trebled. Depreciation should climb from €19.7 million in 2003 to €23.3 million in 2004.

The situation by division

For 2004, Rail Infrastructure is predicting sales of €505.5 million, short of the €516.0 million generated in 2003. A sizable gain in sales will occur at the Vossloh Infrastructure Services business unit which is budgeted to boost its sales from the €156.1 million in 2003 to €172.7 million. Vossloh Fastening Systems' business is set to decline, on the other hand, chiefly due to the expected drop in orders called off by Deutsche Bahn AG but also to major contracts coming to an end. The unit is forecasting sales of €133.2 million compared with €160.6 million in 2003. Vossloh Switch Systems is anticipating sales of €204.8 million (down from €208.9 million) in 2004.

In 2004, Rail Infrastructure's EBIT should add up to €79.2 million (slightly down from €83.6 million), with ROCE reaching 18.6 percent (down from 19.9 percent).

At Motive Power, sales should leap forward to €395.6 million in 2004 (up from €341.2 million), with Vossloh Locomotives accounting for the lion's share of sales growth. According to the budget, shipments of locomotives will rise from 134 in 2003 to 155 units in 2004. This includes 90 locomotives for state-owned railways, of which 39 units are bound for the Swiss federal railways (SBB) and 33 for the Belgian state railways (SNCB). Electrical Systems currently has a sizable order backlog worth more than €200 million. The fact that this unit is only budgeting sales at the 2003 level is related to the contractually agreed delivery dates, few of which are due in 2004.

Overall, Motive Power expects to more than double its EBIT from €15.7 million in 2003 to €37.4 million in 2004, with ROCE rising similarly from 9.9 to 18.8 percent.

For 2004, Information Technologies is predicting almost unchanged sales of €63.2 million (down from €63.4 million). This division's EBIT, however, will surge from €5.9 million in 2003 to €8.4 million, with ROCE expected to jump from 25.4 percent in 2003 to 36.6 in 2004.

Under the premises set, Vossloh does not anticipate any supply bottlenecks in the procurement of raw materials and supplies, components and services in 2004. Bearing in mind that key materials and components are sourced on a project-related basis or under long-term contracts, no significant unplanned fluctuations in the cost of materials are anticipated.

Financial planning 2004

The budget for 2004 assumes a further rise in the equity ratio from 32.3 percent at year-end 2003 to 34.5 percent by December 31, 2004. Net financial debts are set to increase to €214.3 million (up from €183.1 million). Net leverage should amount to 63.6 percent at year-end 2004.

Corporate structure not to change

It is presently not foreseeable that the Vossloh Group's structure, which was reconfigured in 2002, will materially change in 2004.

R&D

The Vossloh Group's expenditure for R&D activities tied to no specific contract will reach about €7.6 million in this fiscal year. In addition, a multiple of this amount is regularly spent on customer-related projects, although these expenses form an integral part of the pertinent cost of sales.

Material subsequent events

No material subsequent events had occurred by March 21, 2004, the date at which this report was completed.

Moving Europe: page 8
Consolidated financial statements: page 96

Corporate governance

A responsibly and well-governed corporation nurtures the trust that its present and future stakeholders place in it.

The German Corporate Governance Code (the "Code"), presented on February 26, 2002, by the ad hoc commission appointed in September 2001 by the Federal Minister of Justice, includes internationally and nationally accepted standards of good and responsible corporate governance. At least once annually, this government commission reviews the Code for updating requirements in light of recent legislative and practice developments. Therefore, at the government commission's plenary session of May 21, 2003, certain amendments of the Code were adopted and published on July 4, 2003, in the digital version of the German Federal Gazette. Vossloh regards the Code as a major step forward in the further development of corporate management and control standards in Germany. Moreover, the Code well depicts the corporate governance and culture of German listed companies especially for foreign investors and, through the enhanced transparency, raises the confidence in the governance of German stock corporations and in the German equity market.

Vossloh's governance structure

Characteristic of German stock corporations is their two-tier board structure. Both mandatory bodies, the executive board and the (strictly non-executive) supervisory board, are required under German corporate law to act in the company's best interests and perform management and monitoring functions, respectively. The general meeting as the stockholders' statutory body is in charge of pivotal issues of fundamental interest to the corporation. In addition, Vossloh AG has an Advisory Board.

Executive Board

In this two-tier model, Vossloh AG's Executive Board is the senior management body within the Vossloh Group and currently has three members. This board is responsible for Vossloh's strategic control, which includes defining the purposes, objectives and strategy of the entire Vossloh Group, acquiring and disposing of shareholdings and other financial investments, focusing R&D activities, deciding on major issues of HR policy, public relations, corporate identity, marketing and advertising wherever the overall interests of the Vossloh Group are affected or involved, but always with a sustained increase in shareholder value in mind. The Executive Board closely cooperates with the Supervisory Board whose consent is required for certain major transactions and Executive Board actions specified in the Executive Board Rules of Procedure. Based on an agreed plan, each Executive Board member is assigned the responsibility for certain operating divisions and corporate activities. Executive Board members work together on a peer basis and exchange information about significant actions, transactions and events within their respective responsibilities. Certain issues require a decision by the plenary Executive Board.

Supervisory Board

Vossloh AG's Supervisory Board was re-constituted in 2003 and, since the codetermination status proceedings under the terms of Art. 97 AktG had been concluded and the bylaws amended accordingly, is no longer subject to the provisions of the Codetermination Act 1976, meaning that it now consists of six instead of twelve members (see also p. 93 of the annual report). Consequently, the composition of the Supervisory Board is governed by the provisions of the Stock Corporation Act, according to which, in conjunction with the regulations of the Industrial Constitution Act 1952, the Supervisory Board must be composed of one-third of employee representatives and two-thirds of stockholder representatives. The stockholder representatives on the Supervisory Board are appointed by the stockholders' meeting, the employee representatives being elected by the workforce. The Supervisory Board constitutes a quorum if not less than three members participate in voting.

Supervisory Board resolutions require the simple majority of votes cast unless statutory or legislative regulations or the bylaws provide otherwise. If any vote results in a tie, any Supervisory Board member has the right to require that the voting be immediately repeated on the same agenda item. The Supervisory Board Chairman has two votes in this second voting process on the same item if it again results in an equality of votes.

The Supervisory Board oversees and advises the Executive Board's management and conduct of business. Certain material transactions and Executive Board actions (specified in the Executive Board Rules of Procedure) are subject to prior Supervisory Board approval. The Supervisory Board periodically discusses with the Executive Board the trends of Vossloh's business, as well as the corporate plan and strategy and their implementation. Moreover, the Supervisory Board approves the annual budget and financial statements of Vossloh AG and the Group with due regard to the reports of the internal and the statutory auditors, apart from being responsible for the appointment and removal of Executive Board members.

Vossloh AG's Supervisory Board has currently one committee, the 3-member Staff & Audit Committee (see also p. 140 of the annual report) which is also responsible for Executive Board matters, besides performing the functions of an audit committee by dealing with issues of accounting, annual auditing, risk management and supervision of management. This committee is chaired by the Supervisory Board Chairman. The Supervisory Board may establish additional committees if and when needed.

Stockholders' meeting

The stockholders' meeting is the corporate body of a stock corporation's owners and as such in charge of fundamental decisions made by Vossloh AG. Within the first eight months of a fiscal year, stockholders convene at an annual general meeting to resolve, with binding effect on the Company and themselves, on all matters assigned or subjected by the law to its vote, including on profit appropriation, the official approval of the acts and omissions of Executive and Supervisory Board members in the fiscal year, the election of the statutory auditors, as well as on intercompany agreements, equity moves and other amendments to the bylaws. At the stockholders' meeting, one share of (common) stock entitles to one vote. For the stockholders' convenience, the Executive Board appoints a general proxy who ensures the exercise of the voting rights of, in accordance with instructions issued by, stockholders at the meeting. The Supervisory Board Chairman presides over the stockholders' meeting.

Advisory Board

Vossloh AG's Advisory Board has three members who are appointed by the Executive Board with the Supervisory Board's prior approval. The Advisory Board's functions include counseling the Executive Board at the latter's request regarding any business matters involving Vossloh AG and its related companies. Page 7 of this annual report provides details of the Advisory Board members.

Accounting and annual audit

Since December 31, 1999, the Vossloh Group's primary accounting basis has been United States Generally Accepted Accounting Principles, or US GAAP for short, while the annual financial statements of Vossloh AG are prepared according to the accounting regulations of the German Commercial Code ("HGB") and other applicable legislation. Both the consolidated financial statements based on US GAAP and the separate financial statements according to German GAAP were audited by BDO Deutsche Warentreuhand AG, Wirtschaftsprüfungsgesellschaft (the statutory auditors elected by the annual stockholders' meeting as proposed by the Supervisory Board), in accordance with German audit regulations and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. The audit engagement letter was issued by the Supervisory Board's Staff & Audit Committee in conformity with the recommendations of the German Corporate Governance

Code and after due verification of the statutory auditors' independence. The Supervisory Board has agreed with the statutory auditors that it will be promptly informed of any findings, conclusions and circumstances which are established during the annual audit and may be of relevance to the Supervisory Board's duties. While the statutory auditors have further agreed to notify the Supervisory Board if they find any facts substantiating that the declaration of conformity issued by the Executive and Supervisory Board pursuant to Art. 161 AktG is incorrect, no such indications were found during the audit 2003.

Informing the stockholders

High priority is attached by Vossloh to transparency and to having the same information communicated efficiently at the same time to all stockholders. Therefore, any information about Vossloh which is published by other media is also displayed on the corporate website at www.vossloh.com. This applies specifically to quarterly and annual reports, invitations to, and information on, stockholders' meetings, ad hoc notifications, press releases, as well as the financial diary with all dates of significant periodic publications. The consolidated financial statements and the quarterly reports are publicly available within 90 and 45 days after closing date, respectively.

Remuneration of the Executive and Supervisory Boards

The remuneration of Vossloh AG's Executive Board members includes a fixed and a variable component. In addition to the profit share, Executive Board members are granted stock options in tranches (lots) under the Company's long-term incentive plan (LTIP); LTIP tranches were launched in 1998, 2000, and 2002. Exercise of these options is contingent on the prior privately funded acquisition of Vossloh stock at the time of tranche launch. One Vossloh share purchased entitles to ten stock options for one new Vossloh share each. Each Executive Board member's investment under this program ranges between €25,565 and €51,129 as the lower and upper limits, respectively.

Criteria for determining the fair compensation of Executive Board members are not only their responsibilities and achievements but also the economic position and sustained success of Vossloh when measured against comparable companies.

In the year under review, the remuneration of Vossloh AG's Executive Board members totaled €3,042,583 and included besides a fixed portion of €687,187, a variable profit share of €2,355,396, plus payments in kind of €44,995, representing the use of company cars as assessed for tax purposes. Each Executive Board member pays their own private income taxes on such payments in kind.

Under the 1998 and 2000 LTIP tranches, Executive Board members exercised 34,710 and 75,740 options at a strike price of €26.57 (1998) and €15.81 (2000), respectively. These options represent all of those granted under these tranches. The strike price equals the mean of the single cash prices quoted for Vossloh stock at the Frankfurt/Main Stock Exchange during the five trading days preceding option grant. The taxable gain from options exercised by the Executive Board under the 1998 and 2000 LTIP tranches totaled €2,028,502.

The stock options are exercisable after a 3-year qualifying period within certain opportunity windows. Since the overall term of the options is five years, a 2-year period is left for exercise. Options cannot be exercised unless and until two benchmarks are achieved cumulatively, viz. (i) at the date of option exercise, the Vossloh stock price must exceed the strike price by 30 percent and (ii) the Vossloh stock price increase since the option issuance date must equal or exceed MDAX performance. For further details on the LTIP, see p. 72 and the consolidated financial statements in this annual report.

The Executive Board still holds 48,220 options from the third LTIP tranche 2002, which is predicated on a strike price of €24.01. No options were issued in 2003 to Executive Board members.

No loans or advances were granted to Executive or Supervisory Board members in 2003.

Current payments to former Executive and Management members and their surviving dependants amounted to €235,845, another €2,244,579 having been provided for accrued pension obligations to these persons.

In line with the Company's bylaws, Supervisory Board members received a total fee of €487,093, of which €116,701 and €370,392 are allocable to the fixed and variable, performance-related, portions, respectively.

Implementation of Code recommendations in 2003

The Executive and Supervisory Boards saw no reason for any adjustments to the Vossloh Group's governance even in view of the May 2003 amendments to the German Corporate Governance Code and concluded that Vossloh's corporate governance practices in 2003 fully conformed to Code recommendations, subject to four exceptions detailed below in the declaration of conformity.

Declaration of conformity pursuant to Art. 161 AktG

Pursuant to Art. 161 German Stock Corporation Act ("AktG"), the executive and supervisory boards of an exchange-listed stock corporation are required to issue an annual declaration on the extent to which the recommendations of the German Corporate Governance Code Government Commission (as published by the Federal Ministry of Justice in the official section of the digital Federal Gazette) have been complied with. Pursuant to the provisions of Art. 15 German Stock Corporation Implementing Act ("EGAktG"), the first such declaration of conformity was issued in December 2002, the second being published since December 2003 on the Company's website.

"Statement made by the Executive and Supervisory Boards of Vossloh AG on the recommendations of the German Corporate Governance Code Government Commission pursuant to Art. 161 AktG

The recommendations of the German Corporate Governance Code Government Commission are fully implemented, except for the recommendations indicated hereinbelow, which have not been and will not be applied:

According to Clause 4.2.3, 2nd paragraph, 4th sentence, the Supervisory Board should agree on a possibility of capping stock options, etc. in the case of unforeseen, extraordinary developments; this recommendation was newly inserted into the Code on May 21, 2003, and could therefore not be reflected in Vossloh AG's current stock option plans. As these SOPs extend over several years, Vossloh AG will not implement the recommendation for these expiring programs in future either. Therefore, the Executive and Supervisory Boards have decided not to follow the recommendation of Clause 4.2.3, 2nd paragraph, 4th sentence, of the Code.

Pursuant to Clause 4.2.4, the compensation of Executive Board members should be disclosed as individualized figures in the notes to the consolidated financial statements, a recommendation also amending the Code as of May 21, 2003, which will initially impact on the annual report on 2003. However, since Vossloh AG's Executive Board comprises only three members, the Executive and Supervisory Boards believe that the disclosure of individual compensation data will not add any significant transparence to the report and thus not justify the ensuing invasion of the Executive Board members' privacy. Consequently, the Executive and Supervisory Boards have decided not to carry out the recommendation of Clause 4.2.4 either.

Also newly introduced into the Code on May 21, 2003, was the recommendation of Clause 5.4.5, 3rd paragraph, 1st sentence, according to which the compensation of the Supervisory Board members should be broken down into its components and disclosed on an individualized basis in the notes to the consolidated financial statements. In this case, too, the Executive and Supervisory Boards feel that these disclosures would add no significant transparence to the report and have therefore decided not to follow this recommendation.

Under the terms of Clause 6.6, 2nd paragraph, 3rd sentence, the total stock ownership shall be broken down into the stakes held each by the Executive Board and the Supervisory Board if the total stake held by all Executive and Supervisory Board members exceeds 1% of the stock issued by the company. Part of Vossloh stock is tied up in a family pool. With a view to safeguarding the family pool members' rights of personality, stock ownership data that would indicate details of stakes held by the family pool may not be published. With due regard thereto, Vossloh AG's Executive and Supervisory Boards have decided not to implement the aforesaid recommendation of Clause 6.6, 2nd paragraph, 3rd sentence, of the Code.

Werdohl, December 2003

The Executive and Supervisory Boards"

Report of the Supervisory Board

During the year 2003, Vossloh AG's Supervisory Board performed the functions and duties incumbent on it under law and the Company's memorandum & articles of association. The Supervisory Board obtained timely detailed regular written and oral reports on the business trend of Vossloh AG and its subsidiaries, the strategic alignment of the Group, and the progress of corporate policy implementation. The Executive and Supervisory Boards were in an in-depth dialog throughout. At four scheduled meetings (March 20, May 27, September 30, December 9, 2003), the Supervisory Board discussed with the Executive Board day-to-day business and the strategic concepts, short- and medium-term corporate plans, capital expenditure projects, the current income and cash trends, risk position and management, as well as significant organizational and personnel changes were dealt with, along with Vossloh's corporate governance issues.

Projects of key importance or urgency were also communicated to the Supervisory Board between scheduled meetings. Moreover, the Supervisory Board Chairman regularly deliberated on and discussed with the Executive Board—mostly with the latter's Chairman (CEO)—strategic aspects, the business trend, major HR issues, and risk management matters. The Supervisory Board Chairman was throughout promptly informed by the CEO about any extraordinary events of major significance to the assessment of the Vossloh Group's current position and development. All transactions requiring the Supervisory Board's consent were duly submitted to, and authorized by, this Board. In addition, the Supervisory Board dealt with the ongoing profit improvement measures, as well as the strategies—and their translation into practice—aimed at further expanding the divisions.

In the course of the various acquisitions and divestments related to the Vossloh Group's realignment, the number of German employees of the Vossloh Group had fallen below the statutory threshold of 2,000 employees. Therefore, pursuant to Art. 97 AktG, the Executive Board initiated in 2003 the codetermination status proceedings in order for the composition of the Company's Supervisory Board to be declared no longer subject to the provisions of the Codetermination Act 1976. Consequently, the number of Supervisory Board members is thenceforth solely governed by the provisions of the Stock Corporation Act, according to which, in conjunction with the regulations of the Industrial Constitution Act 1952, one-third of the Supervisory Board must be employee representatives. Therefore, after thorough consideration of measures to improve the Supervisory Board's efficiency and following the resolution on the amendments to the bylaws, which was proposed by the Executive and Supervisory Boards to the annual stockholders' meeting on May 27, 2003, the Supervisory Board has no longer twelve but only six members. Pursuant to Art. 97(2)(4) AktG, the office of the previous Supervisory Board members expired at the close of the annual stockholders' meeting of May 27, 2003. The Supervisory Board thanks the former six members, viz. Frank Teichmüller, Désirée Gruchot-Kieckbusch, Achim Heinrichs, Dr.-Ing. Wilfried Kaiser, Günter Schlüchting, and Dr.-Ing. Martin Vossloh, for their meritorious services.

The four stockholder representatives on the Supervisory Board—Dr. Karl Josef Neukirchen, Dr. Jürgen Blume, Peter Langenbach, and Dr. Anselm Raddatz—were reelected on May 27, 2003, by the annual stockholders' meeting. Wolfgang Klein and Wilfried Köpke, the two employee representatives on the Supervisory Board, were elected by the workforce in accordance with the provisions of the Industrial Constitution Act 1952. At the constituent meeting of the Supervisory Board on June 6, 2003, Dr. Neukirchen and Dr. Blume were elected Supervisory Board Chairman and Vice-Chairman, respectively. Due to the restructured Supervisory Board of Vossloh AG, only one committee has since existed, the Staff & Audit Committee, which was reduced to three members after the Supervisory Board's rules of procedure had been amended accordingly. The Supervisory Board Chairman presides over this committee, whose members—newly elected at the September 30, 2003 Supervisory Board meeting—are listed on page 140 of this annual report. In fiscal 2003, the Staff & Audit Committee met on March 20, September 30, and December 9, 2003. Inter alia, the Staff & Audit Committee prepares items on the agenda of plenary Supervisory Board meetings. In addition, certain Supervisory Board powers have been conferred on this committee, such as the conclusion, amendment and termination of employment contracts with Executive Board members, however, not their appointment or removal as such decisions remain subject to the plenary Supervisory Board vote.

Prior to the conclusion of the codetermination status proceedings, the Supervisory Board additionally had the statutory slate submittal committee under the terms of Art. 27(3) MitbestG, which had no reason for convening in 2003.

There was no change in Executive Board membership in 2003.

The separate and the consolidated financial statements of Vossloh AG (including the accounting) and the combined management report on Vossloh AG and the Group for fiscal 2003, all as prepared by the Executive Board, were examined by the statutory auditors, BDO Deutsche Warentreuhand AG, Wirtschaftsprüfungsgesellschaft, Essen branch, who had been duly appointed by the May 27, 2003 stockholders' meeting and who issued their unqualified opinion thereon. The statutory auditors confirmed that (i) the risks of future development existing at the subsidiaries and within the Group were recognized, mapped and profiled through the early risk identification system established pursuant to Art. 91(2) AktG, (ii) the combined management report on the Company and the Group presented such risks fairly, and (iii) Vossloh AG's Executive and Supervisory Boards, in connection with the recommendations of the German Corporate Governance Code, fully complied with their obligation to publish the declaration of conformity pursuant to Art. 161 AktG.

The resolution to issue the audit engagement letter had been duly passed at the Staff & Audit Committee meeting of September 20, 2003, in line with the Code recommendations. In due course prior to the Supervisory Board's annual accounts meeting, at which the annual financial statements were adopted, all members of this Board were provided with copies of the separate and the consolidated financial statements of Vossloh AG, the combined management report on the Company and the Group, the Executive Board's profit appropriation proposal, and the annual audit reports.

The Supervisory Board members discussed on March 23, 2004, in detail all issues arising in connection with the above-mentioned documents. The statutory auditors attended the Supervisory Board's annual accounts meeting, briefed the participants on all material results of their audit and were available to answer queries. In this context, the statutory auditors also reported on the risk management system within the Vossloh Group. No facts suggesting that the declaration of conformity issued in 2003 by the Executive and Supervisory Board in connection with the Code was incorrect were found during the audit.



Dr. Karl Josef Neukirchen
Supervisory Board Chairman of Vossloh AG

The Supervisory Board, too, examined Vossloh AG's separate and consolidated financial statements and the combined management report for the fiscal year 2003 as submitted by the Executive Board, as well as the proposed appropriation of profit. According to the final result of its own examination, the Supervisory Board raised no objections and therefore consented to the results of the examination by the statutory auditors. The Supervisory Board approved Vossloh AG's separate and consolidated financial statements as of December 31, 2003; the separate financial statements as of December 31, 2003, are thus adopted. The Supervisory Board agrees to the profit appropriation as proposed by the Executive Board, i.e., to distribute a cash dividend of €1.30 per no-par share.

The Supervisory Board thanks the Executive Board, the Management Boards, the Works Councils, and all the employees for their successful contributions to the Vossloh Group's performance.

Werdohl, March 23, 2004

The Supervisory Board
Dr. Karl Josef Neukirchen
Chairman

Consolidated and separate financial statements 2003

Consolidated financial statements of Vossloh AG as of December 31, 2003

Consolidated income statement for the year ended December 31, 2003

€ million	Note	**2003**	2002
Net sales	(5.1)	919.8	744.5
Cost of goods sold	(5.2)	(721.7)	(598.5)
General administrative and selling expenses	(5.2)	(102.1)	(89.7)
R&D expenses	(5.2)	(7.4)	(6.6)
Operating result		**88.6**	**49.7**
Nonoperating result	(5.3)	13.0	26.2
Income from investments	(5.4)	0.1	2.5
Earnings before interest and taxes (EBIT)		**101.7**	**78.4**
Net interest expense	(5.5)	(14.8)	(14.8)
Earnings before taxes (EBT)		**86.9**	**63.6**
Income taxes	(5.6)	(30.1)	(7.8)
Earnings before minority interests/net income (continued operations)		**56.8**	**55.8**
Minority interests		(1.8)	(7.3)
Earnings from discontinued operations		–	3.9
Group earnings		**55.0**	**52.4**
Earnings per share*	(12.1)		
Earnings from continued operations (€)		3.87	3.57
Earnings from discontinued operations (€)		–	0.28
EpS (€)		3.87	3.85

* During fiscal 2002 and 2003, altogether 13,592,983 and 14,238,612 no-par shares of stock, respectively, were issued and outstanding.

Consolidated statement of cash flows according to FAS 95

€ million	2003		2002	
Cash inflow from operating activities*				
Group earnings	55.0		52.4	
Earnings from discontinued operations	–		(3.9)	
Earnings from continued operations		55.0		48.5
Adjustments to reconcile Group earnings with cash inflow/outflow from operating activities				
Minority interests in net income	1.8		7.3	
Amortization/depreciation/write-down	23.7		20.3	
Change in deferred taxes	7.1		(9.9)	
Other noncash expenses	0.7		0.0	
Book gains/losses (net) from the disposal of intangible assets and property, plant & equipment	(19.9)		(29.1)	
Undistributed profits of associated affiliates	(0.6)		(0.7)	
Change in deferred income	0.1		0.3	
Change in receivables	(17.1)		7.8	
Change in inventories	(12.3)		16.8	
Change in prepaid expenses & deferred charges	0.4		(0.8)	
Increase in liabilities and accruals	(25.6)		62.4	
Total adjustments		(41.7)		74.4
Net cash provided by operating activities		13.3		122.9
Cash inflow from/(outflow for) investing activities*				
Cash inflow from the disposal of intangible assets and property, plant & equipment	3.3		6.5	
Cash inflow from the disposal of financial assets	3.0		9.1	
Cash outflow for intangible assets and property, plant & equipment	(24.3)		(25.5)	
Cash outflow for financial assets plus cash & cash equivalents from acquisitions	(7.3)		(323.1)	
Cash inflow from the disposal of investments less cash & cash equivalents of investments sold	49.5		40.7	
Net cash provided by/(used in) investing activities		24.2		(292.3)
Cash (outflow for)/inflow from financing activities*				
Cash inflow from capital increases	4.5		–	
Net borrowings through note-based finance	4.0		5.0	
Net financing from short-term credits	(58.2)		(27.2)	
Net financing from medium- and long-term loans	(2.5)		49.6	
Change in treasury stock	18.8		(2.3)	
Cash dividend payments	(17.2)		(10.1)	
Change in minority interests due to dividend payout	(0.5)		(4.2)	
Net cash (used in)/provided by financing activities		(51.1)		10.8
Net outflow of cash & cash equivalents (continued operations)		(13.6)		(158.6)
Net inflow of cash & cash equivalents from discontinued operations		–		152.0
Cash inflow from initial consolidation		0.9		–
Cash & cash equivalents at beginning of period		38.6		45.2
Cash & cash equivalents at end of period		25.9		38.6

* Positive amounts correspond to an inflow, negative ones to an outflow of funds

For details of interest and tax payments, see Note (6).

Consolidated balance sheet

Assets

€ million	Note	**12/31/2003**	12/31/2002
Total current assets		**537.2**	**513.6**
Cash & cash equivalents	(7.1)	25.9	38.6
Trade receivables	(7.2)	261.3	243.3
Due from subsidiaries and investees		3.1	1.9
Inventories	(7.3)	199.5	188.4
Sundry current assets	(7.4)	47.4	41.4
Total noncurrent assets		**384.4**	**433.6**
Financial assets	(7.6)	9.8	47.9
Shares in unconsolidated subsidiaries		1.1	7.1
Other investments and long-term securities		6.3	35.6
Sundry long-term loans		2.4	5.2
Property, plant and equipment		94.3	89.7
Intangible assets	(7.7)	271.0	276.9
Total fixed assets	(7.5)	**375.1**	**414.5**
Sundry noncurrent assets	(7.8)	9.3	19.1
		921.6	**947.2**

Stockholders' equity & liabilities

€ million	Note	12/31/2003	12/31/2002
Total liabilities and accruals		**623.7**	**708.6**
Current liabilities and accruals	(7.11)	**409.6**	**468.9**
Trade payables		76.5	85.5
Due to subsidiaries and investees	(7.11)	3.1	2.6
Sundry current liabilities	(7.9)	271.0	328.2
Current accruals	(7.10)	59.0	52.6
Noncurrent liabilities and accruals		**214.1**	**239.7**
Financial debts	(7.11)	138.2	140.7
Pension accruals and similar obligations	(7.12)	20.0	18.5
Sundry noncurrent liabilities	(7.11)	19.8	53.3
Sundry noncurrent accruals	(7.11)	36.1	27.2
Group equity		**297.9**	**238.6**
Capital stock		37.4	36.8
Additional paid-in capital		37.8	29.5
Treasury stock		(1.1)	(15.5)
Reserves retained from earnings		168.8	135.0
Undistributed Group profit		0.0	0.3
Group earnings		55.0	52.4
Accumulated other comprehensive income	(7.13)	(5.6)	(4.5)
Minority interests		5.6	4.6
		921.6	**947.2**

Statement of changes in equity

€ million	Capital stock	Additional paid-in capital	Treasury stock	Reserves retained from earnings	Undistributed Group profit	Group earnings	Accumulated OCI	Minority interests	Total
Balance at 12/31/2001	**36.8**	**29.5**	**(13.2)**	**128.0**	**0.2**	**17.2**	**(5.3)**	**118.7**	**311.9**
Carryforward to new account					17.2	(17.2)			0.0
Dividends distributed					(10.1)			(4.2)	(14.3)
Transfer to reserves retained from earnings				7.0	(7.0)				0.0
Purchase/sale of treasury stock			(2.3)						(2.3)
Change through initial consolidation or deconsolidation								(115.3)	(115.3)
Net income for 2002						52.4		7.3	
Accumulated other comprehensive income (OCI)									
currency translation differences							2.3	(1.9)	
pension accruals							(0.3)		
fair value of financial derivatives and securities							(1.2)		
Comprehensive income						52.4	0.8		53.2
Minority interests								5.4	5.4
Balance at 12/31/2002	**36.8**	**29.5**	**(15.5)**	**135.0**	**0.3**	**52.4**	**(4.5)**	**4.6**	**238.6**
Carryforward to new account					52.4	(52.4)			0.0
Dividends distributed					(17.2)			(0.5)	(17.7)
Transfer to reserves retained from earnings				35.5	(35.5)				0.0
Purchase/sale of treasury stock		4.4	14.4						18.8
Capital increase from ESOP	0.6	3.9							4.5
Change through initial consolidation or deconsolidation				(0.5)					(0.5)
Sundry changes				(1.2)				0.2	(1.0)
Net income for 2003						55.0		1.8	
Accumulated OCI									
currency translation differences							(1.3)	(0.5)	
pension accruals							0.1		
fair value of financial derivatives and securities							0.1		
Comprehensive income						55.0	(1.1)		53.9
Minority interests								1.3	1.3
Balance at 12/31/2003	**37.4**	**37.8**	**(1.1)**	**168.8**	**0.0**	**55.0**	**(5.6)**	**5.6**	**297.9**

Notes to the consolidated financial statements of Vossloh AG as of December 31, 2003

(1) Introduction

Vossloh AG, Werdohl, and its subsidiaries develop, manufacture and market transport technology products and services.

The consolidated financial statements of Vossloh AG have been prepared in euro (€) in accordance with the US generally accepted accounting principles (US GAAP) current at the balance sheet date, are consistent with the 4th and 7th EC Directives as interpreted by the Contact Committee for Accounting Directives of the European Commission, and are based on the interpretation according to German Accounting Standard ("GAS") No. 1 and Amendment No. 1a issued by the German Accounting Standards Committee ("GASC").

Pursuant to Art. 292a German Commercial Code ("HGB"), Vossloh AG is thus exempted from formulating consolidated annual accounts according to German Commercial Code regulations.

For Vossloh AG's separate financial statements (abridged), see pages 133 et seq.

(2) Consolidation group

All subsidiaries where Vossloh AG can exercise control through its directly or indirectly held voting right majority are generally fully consolidated in the Vossloh Group's accounts. Due to their minor significance to the Group's net assets, financial position and results of operations, 21 subsidiaries (up from 20) were not included in the consolidated financial statements although Vossloh AG directly or indirectly held the majority of voting rights at the balance sheet date.

The group of fully consolidated subsidiaries developed in 2003 as follows:

Fully consolidated companies	2003	2002
January 1	39	56
newly consolidated	3	27
merged intragroup	(1)	0
deconsolidated	0	(44)
December 31	41	39

The initial consolidation mainly involved a newly formed Vossloh Infrastructure Services company, as well as two companies acquired in 2002 but now fully consolidated for the first time.

Companies in which Vossloh owns an equity interest of between 20 and 50 percent and where Vossloh can exercise a significant influence on their business and financial policies (so-called associated affiliates) are carried at equity. As of December 31, 2003, Werdohl-based BV Oberflächentechnik GmbH and Örebro, Sweden, based Nordic Track Services (in either of which Vossloh holds a 50-percent interest) have been stated at equity.

Major joint ventures which due to their material significance to the Vossloh Group's net assets, financial position and results of operations are consolidated pro rata. The consolidated financial statements as of December 31, 2003, include pro rata a total 24 companies and Cogifer joint ventures.

The remaining investees and the shares in entities in which Vossloh holds less than 20 percent of the voting rights are disclosed at the lower of cost or market within financial assets.

The companies not included in the consolidation group due to their minor significance, as well as all those fully consolidated for the first time are all labeled accordingly in the list of Vossloh AG's shareholdings (see pages 130-131).

(3) Major divestments

In January 2003, the 16.67-percent interest in Vienna, Austria, based VAE Holding GmbH was sold and transferred to voestalpine Bahnsysteme GmbH at a price of €46.8 million.

(4) Accounting principles

Vossloh AG's consolidated financial statements as of December 31, 2003, were prepared in accordance with the consolidation, accounting and valuation methods described below and in conformity with US GAAP. These methods and principles were consistently applied in comparison to year before unless the initial application of new FAS rules required otherwise (cf. Note 4.20).

(4.1) Consolidation methods

The consolidated financial statements comprise Vossloh AG and the companies directly or indirectly related to this top-tier parent. The separate financial statements of all companies included were prepared in accordance with groupwide uniform accounting principles and examined by independent auditors.

The purchase method of accounting has been used for capital consolidation. Accordingly, the purchase cost of the investments is offset against the equity proratable to the Group at the date of initial consolidation after uncovering the proratable hidden reserves and burdens (fair values), any residual net assets over cost being recognized as goodwill. Pursuant to FAS 142, *Goodwill and Other Intangible Assets*, goodwill may not be amortized over its estimated useful life but is instead tested for impairment at least once annually to determine any requirement for write-down. Where the difference between cost and the fair values of acquired assets and liabilities is negative, such difference is allocated to the value of certain acquired noncurrent assets, any remaining excess being throughout recognized as an extraordinary gain, all in accordance with FAS 141, *Business Combinations*.

Besides consolidating all intragroup receivables and payables, all income and expenses as well as all profits or losses realized among group companies are mutually offset, duly accounting for any resultant deferred taxes.

(4.2) Currency translation

Non-euro financial statements of subsidiaries are translated into € as the Group currency according to the functional-currency concept, i.e. for balance sheet lines, the mean exchange rate as of December 31, 2003, is used while for income statement translation, the annual average rate is applied. Currency translation differences, whether from the interperiod differences in assets and liabilities or those between income statement and balance sheet, are recognized in, and only in, equity, the total change for the year being shown separately within the accumulated OCI.

Parity changes entail unrealized gains or losses in transactions conducted in any currency other than euro. Such gains/losses are recognized in the nonoperating income.

The exchange rates of countries other than members of European Economic and Monetary Union (EMU) and where the Vossloh Group transacts business through consolidated subsidiaries changed as follows:

Exchange rates						
Country	Currency	€	Current rate		Average rate	
	(ISO code)		**2003**	2002	**2003**	2002
Mexico	MXN	€1.00	14.15	10.89	12.21	9.07
Norway	NOK	€1.00	8.42	7.28	7.99	7.51
Poland	PLN	€1.00	4.73	4.01	4.41	3.86
Sweden	SEK	€1.00	9.07	9.15	9.12	9.16
Thailand	THB	€1.00	49.94	44.88	46.93	40.52
UK	GBP	€1.00	0.71	0.65	0.69	0.63

(4.3) Recognition of sales

Sales are recognized net of sales deductions and price allowances (such as cash and other discounts, bonuses, rebates, purchases or returns credited). Sales are generally realized once goods have been delivered (physically or de jure) or services rendered, provided that the price has been fixed or can be determined and that realization of the underlying receivable is reasonably probable. Where milestone invoices have been agreed in advance, sales are recognized after the customer has finally and formally accepted the milestone delivery.

Revenues from long-term construction contracts are recognized according to their percentage of completion (PoC). Construction contracts are deemed long-term if their scheduled completion time exceeds one year. By adopting the cost-to-cost method, i.e. relating costs incurred in the period to estimated total contract costs, the percentage of completion is determined and applied to long-term construction contracts, these being recognized at production cost plus a profit pro rata of the percentage of completion and reported as inventories.

(4.4) Product-related expenses

Order- or contract-unrelated R&D costs are principally expensed in the period of their incurrence. The costs of advertising and other marketing costs are charged to net income when incurred. Warranty expenses are generally determined on a sales-related basis. In fiscal 2003, these product-related expenses developed as follows in comparison to 2002:

Product-related expenses		
€ million	**2003**	2002
R&D costs	7.4	6.6
Advertising costs	2.3	2.2
Warranty expenses	3.5	4.1

(4.5) Earnings per share

Earnings per share (EpS) are determined according to FAS 128, Earnings per Share. FAS 128 provides that basic EpS and diluted EpS be computed. Basic EpS is Group earnings divided by the weighted average number of shares outstanding during the period, while diluted EpS additionally accounts for the dilutive potential ensuing from stock options issued. Whether or not the options were exercisable at the balance sheet date, diluted EpS is only determined if the annual closing price of the stock exceeded the exercise price.

For 2002, EpS is reported separately for both continued and discontinued operations, the latter comprising the Lighting operations disposed of in 2002.

(4.6) Cash & cash equivalents

Cash & cash equivalents comprise cash on hand, checks, cash in bank, as well as the portfolio of fungible securities with a current maturity of three months or less. Cash & cash equivalents other than securities are principally valued at par.

(4.7) Securities

Short- and long-term securities are assigned to any of the categories below and valued accordingly:

Trading securities: debt or equity securities held for the short-term investment of surplus cash.

Held-to-maturity securities: debt securities held by the company until maturing.

Available-for-sale securities: debt or equity securities allocable to neither of the aforesaid categories and generally considered available for sale.

The allocation of securities to a specific category is verified at each balance sheet date.

Trading and available-for-sale securities are measured at fair values as of the balance sheet date.

While unrealized gains or losses from trading securities are recognized in the income statement, unrealized price gains or losses from securities available for sale are, pending their final realization, recognized in equity only, with due regard to deferred taxes.

(4.8) Inventories

Inventories are stated at the lower of purchase/production cost or net realizable value (NRV)/fair value. Besides direct materials and direct labor, production cost also includes reasonable portions of manufacturing overheads and special direct manufacturing costs. Administrative overheads are not included in production cost for lack of any direct relationship with production.

Valuation is based on the average price method unless the materiality of certain inventories requires these to be valued itemwise. Under long-term construction contracts (any of a scheduled duration of more than one year), profits are realized according to their percentage of completion (PoC) by determining the profit share allocable to the period on a cost-to-cost basis, which uses interperiod production cost and does not account for any administrative costs in work in process. Losses on long-term contracts are fully recognized in the fiscal year of their identification, notwithstanding the PoC achieved.

(4.9) Receivables and sundry assets

Receivables and sundry current assets are generally stated at principal. Sundry noncurrent assets and long-term loans are valued at the lower of cost or market. Non-interest receivables and those carrying interest below fair market rates are discounted if their term exceeds one year. Adequate allowances based on experience provide for bad debts and doubtful accounts.

(4.10) Property, plant & equipment

Property, plant & equipment are stated at depreciated cost. Wasting and finite-lived property, plant & equipment are depreciated on a straight-line basis unless other techniques produce more meaningful results and present a better view of the actual loss in value. Any long-term impairment is adequately recognized. Maintenance and repair (M&R) costs are principally expensed. Where M&R costs result in any material improvement in asset substance, they are capitalized and depreciated.

Asset depreciation ranges are mainly based on the following useful lives:

Useful lives of property, plant & equipment	
Buildings	20–50 years
Production plant and equipment	8–12 years
Factory and office equipment	3–10 years

(4.11) Intangible assets

Purchased intangible assets are carried at amortized cost.

Finite-lived intangible assets are amortized over their estimated useful lives, based on ranges between 3 and 10 years.

Goodwill and other intangibles that have indeterminable or indefinite useful lives are not amortized but tested at least annually for impairment and, where appropriate, written down to a lower fair value. A yearly 2-step impairment test is conducted on goodwill, the latter being written down where appropriate. An additional test is performed wherever current circumstances suggest that an asset is probably impaired.

As mentioned above, goodwill is tested for impairment by using a two-step process that begins with contrasting the fair to the book value of the reporting unit. The first step is a screen for potential impairment by applying the discounted cash flow method. Any excess of the reporting unit's carrying amount over its fair value may indicate the need for write-down. The second step contrasts the fair value to the carrying amount of the reporting unit's goodwill. The fair value of goodwill equals the differential between the fair value of the reporting unit and the net fair value of the reporting unit's assets and liabilities. If the fair value of goodwill is below its carrying amount, the differential corresponds to the necessary write-down for impairment.

On the basis of the year-end impairment tests, no write-down of goodwill was required in the year under review.

(4.12) Deferred taxes

In accordance with the liability method, the temporary differences resulting from the different values stated in the consolidated balance sheet and the tax return are accounted for by recognizing deferred tax assets and liabilities, thus ensuring the fair disclosure of the Group's assets and liabilities. Future reductions in regular tax expenses due to available tax loss carryforwards are also taken into account provided that the availability of future taxable income for offset against such loss carryforwards is believed reasonably probable.

When calculating recognizable deferred taxes, such tax rates are used as in accordance with the current legislative situation will apply in the period in which the temporary differences are likely to reverse.

An unchanged flat tax rate of 40 percent has generally underlain deferred taxation in Germany, while abroad the applicable local tax rate has been applied. Effects of tax law amendments on deferred taxes are recognized in the income statement for the period of their enactment.

(4.13) Liabilities and non-pension accruals

Current liabilities are stated at their settlement amounts, noncurrent ones principally at their present values; if applying fair market rates, the amounts repayable are deemed to be the best estimate of their present values. Non- and low-interest liabilities are discounted with due regard to the price increase expected in each case.

Accruals are recognized if a liability to a third party is reasonably probable and its amount is fixed or reliably estimable. Provisions for accrued liabilities other than pension obligations are based on the value most likely to be utilized. Estimation parameters such as claims frequency and loss level underlie provisions for accrued warranty obligations. Accruals for impending losses on uncompleted contracts are predicated on production-related absorbed costs.

(4.14) Pension accruals

In conformity with US GAAP, the projected unit credit (PUC) method, based on current capital market rates and with due regard to likely future pay and pension raises, is used to provide for accrued pension liabilities. Actuarial opinions issued by independent actuaries underlie total reported pension accruals.

(4.15) Financial derivatives

Derivative financial instruments are solely used to hedge against liquidity, currency and/or interest rate risks from operations. The derivatives used basically include currency futures, FRAs, currency options, as well as interest rate hedges, swaps and caps.

Financial derivatives are principally carried at their fair values in accordance with FAS 133. Gains and losses on hedging instruments in fair value hedges for recognized assets or liabilities are reported currently in earnings. If derivatives are used to hedge against the exposure to variability in expected future cash flows from a recognized asset or liability or a forecasted transaction (cash flow hedges), unrealized gains and losses are reported in, and only in, accumulated OCI. The amounts banked in this account are in future periods recognized in net income concurrently with the effect on earnings of the underlyings.

(4.16) Accumulated other comprehensive income

The accumulated OCI line reflects changes recognized in equity only (i.e., other than capital increases or dividend distributions), such as currency translation differences, unrealized gains and losses on the (re)measurement at fair value of securities and financial derivatives, as well as the difference from pension valuation.

(4.17) Stock options

The stock options granted to executive and other staff under the ESOPs and LTIPs first launched in 1998 are accounted for in accordance with APB Opinion No. 25, with due regard to the disclosure requirements of FAS 123 and FAS 148. No expenses are thus incurred since upon option exercise, the strike price payable had been predetermined on the basis of the stock prices current at incentive plan inception. If the rules of FAS 123 were applied, the value of all options granted within one year would have required to be recognized in personnel expenses.

Stock option measurement according to FAS 123 would have impacted on the earnings reported for 2003 and 2002 as follows:

Effect on earnings acc. to FAS 123

		2003	2002
Group earnings			
acc. to financial statements	€ mill.	55.0	52.4
personnel expenses from fair valuation of SOPs	€ mill.	(0.1)	(0.2)
acc. to FAS 123 (pro forma disclosure)	€ mill.	54.9	52.2
Earnings per share			
acc. to income statement	€	3.87	3.85
acc. to FAS 123 (pro forma disclosure)	€	3.85	3.84
Adjusted EpS			
acc. to income statement	€	3.84	3.84
acc. to FAS 123 (pro forma disclosure)	€	3.83	3.83

(4.18) Use of estimates

Preparing the consolidated financial statements requires management to make certain assumptions and estimates. Actual values may differ from those estimates and hence from the amounts disclosed in the annual financial statements.

(4.19) Financial Accounting Standards published in 2003

In April 2003, the Financial Accounting Standards Board (FASB) published FAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends financial accounting and reporting (including disclosure requirements for the notes) for derivative instruments and for hedging activities according to FAS 133. The new Standard generally applies to all contracts made or amended after June 30, 2003, but there were no major effects on the consolidated financial statements 2003, nor are any expected for 2004.

In May 2004 the FASB approved FAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and applies to financial instruments contracted or amended after May 31, 2003. This FAS did not have any major effects on the consolidated financial statements 2003 either, nor are any expected for 2004.

In December 2003, the FASB released the revised FAS 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.* The Standard does not change the recognition or measurement principles, but retains the FAS 132 disclosure requirements for these benefit obligations and adds new ones. The Statement is effective for fiscal years beginning after December 15, 2003. No material effects on fiscal 2004 are expected from the Statement's application.

(4.20) Effects of the first-time application in 2003 of Financial Accounting Standards

In 2003, FAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and FAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*, were required to be initially applied. Neither Standard has had any significant effect on the accounting, recognition or measurement in the consolidated financial statements 2003.

(4.21) Differences between US and German GAAP

Since the consolidated financial statements 2003 were prepared in accordance with US GAAP, some consolidation, accounting and valuation/measurement methods differ from the regulations laid down in German law. Those differences which have a material impact on the Group's net assets, financial position and results of operations are detailed below:

Financial statement classification

Classification and presentation of the income statement conform with the provisions of the 4th and 7th EC Directives. The balance sheet based on US GAAP classifies assets and liabilities according to their proximity to liquidity, which results in a format different from that prescribed in Art. 266 HGB. With a view to nonetheless providing information that is substantially adequate for Commercial Code reporting purposes, too, additional disclosures are made in the notes to the financial statements. Moreover, further supplementary disclosures are meant to ensure compliance with the EC Accounting Directives, for instance, by publishing a fixed-asset analysis (not required by US GAAP).

Securities

German Commercial Code regulations generally require that securities be carried at the lower of cost or market while, according to FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*, trading and available-for-sale securities are stated at their fair values as of the balance sheet date.

While unrealized gains or losses from trading securities are recognized in the income statement, unrealized price gains or losses from securities available for sale are, pending their final realization, recognized in equity only (within the accumulated OCI), with due regard to deferred taxes.

Securities held to maturity are carried at amortized cost according to US GAAP.

Long-term construction contracts

Construction or manufacturing contracts are deemed long-term if extending over a period of one year or more. German GAAP and HGB provisions strictly specify that the completed-contract method be applied and, therefore, no profit or revenue may be realized until after the entire contract has been fully performed or formally accepted or, for defined billable contract parts, such milestones have been invoiced.

In contrast, US GAAP require in SOP 81-1 and ARB 45 that profits be realized in accordance with the percentage of completion provided that the measurement of total revenue, total cost and percentage of completion is reasonably reliable.

Goodwill

Goodwill represents the asset difference between the cost and the acquired assets and liabilities (at fair market value) of a subsidiary. This asset (excess) requires capitalization under US GAAP and, contrary to HGB regulations, may not be amortized but must instead be tested for impairment at least annually and, if found impaired, written down accordingly. The option offered under the terms of Art. 309 HGB to offset goodwill against equity without recognition in net income is not permitted by US GAAP.

If the fair market value of the acquired net assets exceeds the subsidiary's cost, capital consolidation produces badwill. The provisions of Art. 309(2) HGB require that this badwill may not be released to income unless it reflects an expected unfavorable development of the future results of operations or corresponds to a profit realized. In contrast, FAS 141, *Business Combinations*, requires that badwill be allocated to the fair value of certain long-lived assets acquired. According to FAS 141, any badwill remaining after such allocation must strictly be recognized as an extraordinary gain.

Purchase accounting

Contrary to HGB regulations, US GAAP stringently require the purchase method of accounting to be applied to account for business combinations.

Leasing

The German Commercial Code (HGB) does not explicitly state how to account for leases. Therefore, even the financial accounting treatment is generally governed by the leasing-related decrees and rulings of German tax courts and IRS agencies, according to which lease terms are usually designed to require that the lessor capitalizes the assets leased out.

In contrast, US GAAP require in FAS 13, *Accounting for Leases*, that principally a distinction be made between capital leases and operating leases, depending on who is the transferee of substantially all the benefits and risks incident to the ownership of the leased property and thus the latter's beneficial owner. Under a capital lease, the lessee as beneficial owner accounts for the leased property while for operating leases, the lessor does so.

Write-up

If an asset was written down to its lower current value under the terms of Art. 253(2) and (3) HGB, the obligation pursuant to Art. 280(1) HGB to reinstate the original value implies that the lower value may not be maintained and carried forward if and when the reasons for the write-down have ceased to exist at any subsequent balance sheet date.

The rules of FAS 121 and FAS 142 do not permit the write-up of assets in order to reverse the write-down charged for any reason now no longer existing.

Minority interests

Contrary to HGB regulations, US GAAP prohibit minority interests from being included in net income. The minority interests in the result reported for the period, if a profit, is expensed and, if a loss, recognized as income in the consolidated income statement.

Other accruals

According to US GAAP (CON 6, *Elements of Financial Statements*, and FAS 5, *Accounting for Contingencies)*, no accruals for loss contingencies should be made unless the following conditions are met cumulatively: an obligation to a third party exists; the utilization of the accrued amount is probable; and the loss contingency can be reliably estimated. The best estimate should underlie the measurement of an accrual or, in the case of a bandwidth of equally likely amounts, the lowest among these. The provision for expenses not predicated on a third-party obligation—permitted by Art. 249(2) HGB as so-called accruals for expenses—may not be recognized according to US GAAP. Measurement of accruals is based on sound business judgment pursuant to Art. 253(1) HGB with due regard to the German prudence concept.

Pension accruals and similar obligations

Both according to HGB regulations and US GAAP rules, pension obligations are accrued on the basis of expected discounted future payments. While, as a rule, HGB-based accounts provide for such obligations at the actuarial present value pursuant to Art. 6a German Income Tax Act ("EStG"), the alternative options available under HGB regulations also permit the use of the projected unit credit (PUC) method in accordance with FAS 87, *Employers' Accounting for Pensions*. This method additionally accounts for future pay rises and inflation-related pension adjustments. However, instead of applying the imputed interest rate of 6 percent for German tax purposes (which is normally also used in the HGB-based separate financial statements), the long-term capital market rate is applied to discount pension obligations according to the PUC method.

Provisions for the period's pension obligations are under US GAAP not automatically recognized as expense; instead, the full obligation may also be accounted for by recognizing an intangible asset or by offsetting it against equity (accumulated OCI) without recognition in the income statement. US GAAP permit to not recognize certain losses and gains from the change in total benefit obligations. Neither policy is permitted by HGB regulations.

Foreign-currency receivables and payables

Whereas foreign-currency receivables and payables must be translated for HGB purposes at the historical or any more unfavorable current rate, the rules of FAS 52, *Foreign Currency Translation*, require that receivables and payables denominated in a foreign currency be translated at the current rate as of the balance sheet date, recognizing any unrealized gains in net income.

Deferred taxes

According to the timing concept of Art. 306 HGB, deferred taxes (principally determined at the current income tax rate) must be recognized for timing differences between the tax balance sheet and the consolidated balance sheet. The HGB does not permit any deferred taxes to be recognized for quasi-permanent differences or loss carryforwards in the consolidated statements.

According to FAS 109, *Accounting for Income Taxes*, deferred tax assets and/or liabilities must be recognized for temporary differences between the tax base of an asset or liability and the carrying values reported in the US GAAP consolidated financial statements. For the purposes hereof, quasi-permanent differences are deemed temporary. Moreover, deferred taxes are recognized for tax loss carryforwards to the extent to which the future tax asset can in fact be realized. The tax rate applicable according to tax legislation current at the balance sheet date is used to compute deferred taxes, however, with due regard to already enacted and publicly known future tax rate changes. Where deferred tax assets are unlikely to be realized, they are adjusted accordingly.

Discontinued operations

Under the terms of Art. 246 HGB, expenses/income and assets/liabilities may strictly not be netted. This statutory non-netting obligation implies that the netted amounts disclosed for items allocable to discontinued operations are not lawful under HGB regulations.

According to FAS 144, the corresponding income statement lines require adjustment for the effects of discontinued operations. Such adjusted amounts are reportable netted in one line as *earnings from discontinued operations* (income statement).

(5) Notes to the income statement

Due to the discontinuation of the Lighting division, this latter, in line with FAS 144, was accounted for in the income statement for 2002 as discontinued operation. The prior-year €3.9 million solely reflects the gain from the deconsolidation of Lighting, net after the related expenses. Consequently, the elements of the reported result from ordinary operation (EBT) are for fiscal 2002 disclosed excluding the Lighting data. Except as otherwise required by the 4th and 7th EC Directives for statutory consolidated financial statements, these changes have been duly taken into account in the notes that follow.

(5.1) Net sales

For the breakdown of net sales by divisions and geographical markets (regions), see the segment reports, Note (8).

(5.2) Expense types

The use of the cost-of-sales format for the income statement implies that expenses are allocated to functional categories. The expenses included in the cost of sales (CoS), general administrative and selling (GAS) expenses as well as R&D expenses break down into the following expense types:

Expense type

€ million	CoS	GAS	R&D	Total	
	2003	**2003**	**2003**	**2003**	2002
Cost of materials	445.8	3.2	0.8	449.8	466.2
Personnel expenses	157.5	53.8	3.0	214.3	210.3
Amortization/depreciation/write-down	16.2	3.4	0.1	19.6	27.0
Remaining expenses	102.2	41.7	3.5	147.4	128.5
Total	**721.7**	**102.1**	**7.4**	**831.2**	**832.0**

Cost of materials

The cost of materials incurred in 2003 at €449.8 million includes the cost of raw materials and supplies at €385.0 million (down from €411.7 million) and the cost of services purchased at €64.8 million (up from €54.5 million).

Personnel expenses

€166.8 million (down from €168.0 million) of the personnel expenses incurred in 2003 at €214.3 million refers to wages and salaries, another €47.5 million (up from €42.3 million) to social security taxes, pension expense and related employee benefits. Pension expense alone accounts for €2.0 million (down from €2.5 million).

Remaining expenses

The remaining expenses of a total €147.4 million (up from €128.5 million) included in the cost of sales, general administrative and selling expenses as well as in the R&D expenses largely refer to rental and other lease-related expenses, audit and consultancy, changes in inventories of finished products and WIP, contract-related provisions, as well as expenses incurred for outbound freight, outsourced work, M&R, travel, and commissions.

(5.3) Nonoperating result

This caption, totaling €13.0 million (down from €26.2 million), includes gains from the disposal of the VAE Group, as well provisions of a net €13.5 million.

The nonoperating income includes foreign-exchange gains of €1.8 million (up from €1.6 million), gains from other fixed-asset disposal of €3.4 million (up from €0.5 million), and income from insurance indemnities and benefits of €1.4 million (up from €1.1 million). The nonoperating expenses cover nonperiod expenses of €3.4 million, foreign-exchange losses of €1.7 million (down from €4.0 million) and losses on fixed-asset disposal of €1.6 million (up from €0.4 million).

(5.4) Income from investments

The 2003 income from investments came to a net €0.1 million (down from €2.5 million) and comprises income from securities, investments and other financial assets, as well as any write-down charged thereto. BV Oberflächentechnik GmbH and Nordic Track Service AB, two investees carried at equity, broke even on balance.

(5.5) Net interest expense

The net interest expense of €14.8 million (down from €14.8 million) is the balance of interest and related income of €0.7 million (down from €3.9 million) and interest and related expenses of €15.5 million (down from €18.8 million).

(5.6) Income taxes

The expenses incurred in 2003 for income taxes totaled €30.1 million (up from €7.8 million).

Income tax computation was predicated on an unchanged tax rate of 40 percent. Based on the EBT of €86.9 million (up from €63.6 million), the 2003 income tax load ratio came to 34.6 percent (up from 12.2 percent).

The variances between the underlying 40-percent tax rate and the lower Group tax load ratio are attributable to the following:

Income taxes

€ million	2003	2002
Earnings before taxes (EBT)	86.9	63.6
Income taxes at a uniform rate	34.8	25.4
Tax-exempt income from and expenses for, and gains from the disposal of, investments	(7.8)	(11.8)
Other adjustments	3.1	(5.8)
Total income taxes	**30.1**	**7.8**
thereof allocable to		
assessed taxes	22.8	17.7
deferred taxes	7.3	(9.9)
Total income taxes	**30.1**	**7.8**

The other adjustments (upward in 2003) of €3.1 million (comparing with a downward adjustment of €5.8 million in 2002) substantially reflect (i) the income tax load of non-German companies where differing from the German 40-percent burden and (ii) nondeductible business expenses and risk provisions.

Deferred taxes result from temporary differences in the following balance sheet lines:

Deferred taxes

€ million	2003	2002
Inventories	2.3	3.5
Receivables	1.6	0.9
Property, plant & equipment and intangibles	(3.5)	(2.4)
Loss carryforwards	1.7	12.0
Pension accruals	1.2	1.0
Other accruals	3.0	0.8
Sundry	2.6	1.8
Total	**8.9**	**17.6**

The loss carryforwards are not subject to expiration. The difference between the change in net deferred tax assets of €8.7 million as shown in the balance sheet and the deferred tax reported in the income statement at €7.3 million resulted from changes not recognized in net income and from exchange rate differences.

Deferred tax assets were adjusted at €2.4 million (up from €0.0 million).

The net of deferred tax assets and liabilities was computed as follows:

Deferred taxes

	total	thereof short-term	total	thereof short-term
€ million	**12/31/2003**		12/31/2002	
Deferred tax assets	16.0	8.4	24.2	7.1
Deferred tax liabilities	7.1	3.7	6.6	4.0
Net deferred tax assets	**8.9**	**4.7**	**17.6**	**3.1**

(6) Note to the cash flow statement

The cash inflow from the disposal of the VAE stake—equivalent to the selling price of €46.8 million—has been shown as cash inflow from the disposal of investments within the cash flow from investing activities.

The cash flow from operating activities includes interest paid less interest received at a net €13.9 million (up from €13.4 million) and income taxes paid less refunds at €19.4 million (up from €4.3 million).

Cash & cash equivalents as shown in the cash flow statement equal the corresponding line in the balance sheet.

(7) Notes to the balance sheet
(7.1) Cash & cash equivalents

The cash & cash equivalents stated as of December 31, 2003, include €24.1 million (down from €35.8 million) of cash on hand, checks and cash in bank, as well as €1.8 million (down from €2.8 million) of quick securities; the latter break down as follows:

Short-term securities

€ million	Cost	Fair value	Unrealized loss	Cost	Fair value	Unrealized loss
	December 31, 2003			December 31, 2002		
Held for trading						
mutual fund shares	1.7	1.7	0.0	1.0	1.0	0.0
other	0.1	0.1	0.0	1.8	1.8	0.0
Total	**1.8**	**1.8**	**0.0**	**2.8**	**2.8**	**0.0**

(7.2) Trade receivables

The bad-debt allowances offset in 2003 against trade receivables amounted to €6.3 million (up from €5.6 million).

(7.3) Inventories

Breakdown:

Inventories

€ million	**2003**	2002
Raw materials and supplies	85.2	73.3
Work in process	92.2	97.0
Long-term manufacturing contracts (PoC)	0.7	0.3
Finished products	9.3	8.2
Merchandise (MFR)	4.2	3.6
Prepayments made on orders	7.9	6.0
Total	**199.5**	**188.4**

Write-down charged to inventories totaled €20.1 million in 2003 (up from €16.1 million).

Long-term manufacturing contracts break down as follows:

Long-term manufacturing contracts

€ million	**2003**	2002
Cost of long-term manufacture	0.6	3.8
Estimated profit shares	0.1	0.5
Less prepayments received	–	4.0
Total	**0.7**	**0.3**

(7.4) Sundry current assets

This caption totaled €47.4 million (up from €41.4 million) as of December 31, 2003, and mainly comprises tax refunds receivable at €18.7 million (up from €9.5 million), short-term deferred tax assets of €8.4 million (up from €7.1 million), as well as prepaid expenses & deferred charges of €3.3 million (down from €3.8 million).

(7.5) Fixed assets

For movement details see the fixed-asset analysis on pages 128-129.

(7.6) Financial assets

Financial assets include the following long-term marketable securities:

Long-term marketable securities						
€ million	*Cost*	*Fair value*	*Unrealized loss*	*Cost*	*Fair value*	*Unrealized loss*
	December 31, 2003			December 31, 2002		
Available for sale						
other equity instruments	1.2	1.1	0.1	1.5	1.4	0.1

The investments in BV Oberflächentechnik GmbH and Nordic Track Services AB are included at equity in the consolidated financial statements. In view of the investees' size, these companies are not regarded as material in relation to the overall Group.

(7.7) Intangible assets

The decrease in goodwill by €4.2 million is the net balance of (i) subsequent adjustments to the initial consolidation of the Cogifer Group and the Kiepe companies and (ii) the subsequently recognized purchase cost of these subsidiaries.

(7.8) Sundry noncurrent assets

As of December 31, 2003, this caption totaled €9.3 million (down from €19.1 million) and mainly included €7.6 million of long-term deferred tax assets (down from €17.1 million), as well as long-term trade receivables of €1.4 million (down from €1.7 million).

(7.9) Sundry current liabilities

At December 31, 2003, this line totaled €271.0 million (down from €328.2 million), including accounts due to banks of €61.8 million (down from €119.9 million) and prepayments received of €126.9 million (up from €121.6 million). As of the balance sheet date, the Group had unutilized credit facilities of around €195.7 million (up from €185.3 million).

(7.10) Current accruals

The current accruals of €59.0 million (up from €52.6 million) mainly provide for follow-up costs, personnel-related commitments, taxes, and yet unbilled costs.

(7.11) Breakdown of liabilities and noncurrent accruals

Liabilities analysis according to remaining terms:

Liabilities

	Due			Total	
€ million	< 1 year	1–5 years	> 5 years	**2003**	2002
Due to banks	61.8	137.6	0.6	200.0	260.6
Prepayments received on orders	126.9	14.4	–	141.3	170.7
Trade payables	76.5	–	–	76.5	85.5
Notes payable	9.0	–	–	9.0	5.0
Due to subsidiaries and investees	3.1	–	–	3.1	2.6
Sundry liabilities	63.0	0.3	–	63.3	71.1
Total	**340.3**	**152.3**	**0.6**	**493.2**	**595.5**

Aged breakdown of accounts due to banks:

Due to banks

€ million	2004	2005	2006	2007	2008	thereafter
	61.8	119.8	6.0	5.8	6.0	0.6

No long-term accounts due to officers or employees exist.

€20.0 million (up from €18.5 million) of noncurrent accruals is allocable to pension accruals. The other noncurrent accruals of €36.1 million (up from €27.2 million) basically include €2.2 million (down from €4.8 million) of other accrued liabilities to personnel (accumulated termination indemnities, employment anniversary allowances) and €19.4 million (up from €17.4 million) of obligations under warranties. The warranty obligations cover the costs for warranting that the products delivered and services rendered are free from defects. Moreover, they include flat-rate amounts and known specific obligations. The flat-rate obligations have been determined on the average ratio of warranty expenses to net sales.

(7.12) Pension obligations

Vossloh AG and certain subsidiaries entered into pension obligations to employees. These obligations are solely funded by accruals. The analysis below shows how projected benefit obligations (PBO) and pension expenses developed in each fiscal year:

Change in PBO				
€ million	2003		2002	
Balance at January 1		**18.7**		**25.3**
Service cost	0.5		0.4	
Interest cost: accumulated interest on vested rights	1.1		0.8	
Actuarial gains and losses	0.7		0.8	
Additions from initial consolidation	0.0		3.1	
Disposals from deconsolidation	0.0		(10.9)	
Pension payments	(0.9)		(0.8)	
		1.4		(6.6)
Balance at December 31		**20.1**		**18.7**

Recognized pension obligations				
€ million	2003		2002	
Funding status at Dec. 31	20.1		18.7	
Unrecognized actuarial gains and losses	(2.4)		(2.2)	
Unrecognized prior service cost	(0.3)		(0.5)	
Recognized liability		**17.4**		**16.0**
thereof:				
pension accruals	20.0		18.5	
accumulated OCI before taxes	(2.6)		(2.5)	
Recognized liability		**17.4**		**16.0**

Net periodic expenses				
€ million	2003		2002	
Service cost	0.5		0.4	
Interest cost: accumulated interest on vested rights	1.1		0.8	
Amortization of unrecognized prior service cost	0.2		0.2	
Amortization of actuarial gains and losses	0.2		0.2	
Net periodic pension expense		**2.0**		**1.6**

The following assumptions underlie the determination of pension obligations:

Weighted average discount rate	5.5%	(down from 6.0%)
Expected increase in		
pension payments	1.5%	(down from 2.0%)
employee income levels	1.5%	(down from 2.0%)
cost of living	1.5%	(down from 2.0%)
Anticipated employee turnover rate	6.0%	(6.0%)

(7.13) Comprehensive income

The table below shows how the accumulated other comprehensive income (as defined by US GAAP) developed in the years. This accumulated OCI together with Group earnings represents comprehensive income:

Development of accumulated OCI

€ million	Currency translation differences	Pension accruals	Fair values of financial instruments and securities	Total
Balance at Dec. 31, 2001	(2.4)	(1.4)	(1.5)	(5.3)
Change	2.3	(0.3)	(1.2)	0.8
Balance at Dec. 31, 2002	(0.1)	(1.7)	(2.7)	(4.5)
Change	(1.3)	0.1	0.1	(1.1)
Balance at Dec. 31, 2003	(1.4)	(1.6)	(2.6)	(5.6)

(7.14) Long-term incentive program and employee stock option plan

In 1998, 2000 and 2002, the Vossloh Group launched stock option plans under which certain executive and managerial staff of subsidiaries (LTIP) and German Group company employees (ESOP) are granted options to acquire further shares after purchasing Vossloh AG stock. The strike (exercise) price and number of options were fixed at plan inception. The term of the plans is five years each and therefore, the options issued in 1998 were exercisable in 2003 at the latest. When purchasing shares of Vossloh stock, eligible participants received bonus options, granting them the privilege after expiration of the 3-year qualifying period to acquire Vossloh AG stock at the market price which had been quoted at plan inception (strike price). The subscription rights may only be exercised in so-called opportunity windows; Vossloh will shortly before window opening inform the participants about the Group's current position. Option exercise is subject to certain benchmarks being achieved. Under the LTIP for instance, the Vossloh stock price must have outperformed the MDAX and, as cumulative condition, outgrown the strike price by not less than 15 or 30 percent (depending on participants group). Under the ESOP, the Vossloh stock price must have risen at least 5 percent above the strike price or, alternatively, the stock price trend must match or outgrow that of the MDAX.

Under the LTIP, the executive/managerial staff's own investment ranges (depending on the participants group) between €5,000 and €50,000, for the ESOP, eligible employees have to invest a good €500.

The stock option plans are accounted for in the consolidated financial statements in accordance with APB Opinion No. 25. The stock option parameters developed as follows:

Stock option parameters	Number of options	option strike price (€)	weighted strike price (€)
Dec. 31, 2001	424,130	15.81–26.57	20.41
thereof exercisable	0	0	0
Options granted	161,564	24,01	24.01
exercised	0	0	0
lapsed	(198,760)	0	22.44
Dec. 31, 2002	386,934	15.81–26.57	20.87
thereof exercisable	88,350	26.57	26.57
Options granted	0	0	0
exercised	(238,336)	15.81–26.57	18.73
lapsed	(47,074)	24.01–26.57	25.28
Dec. 31, 2003	101,524	15.81–24.01	23.79
thereof exercisable	2,698	15.81	15.81

The table below summarizes data of options outstanding at December 31, 2003:

Options outstanding					
Option strike price (€)	number of unexercised options at 12/31/2003	average residual term up to option exercise (years)	weighted strike price (€)	number of exercisable options at 12/31/2003	weighted strike price (€)
15.81	2,698	1.4	15.81	2,698	15.81
24.01	98,826	3.3	24.01	–	–
	101,524		**23.79**	2,698	**15.81**

(7.15) Intercompany transactions (nonconsolidated subsidiaries)

€ million	**2003**	2002
Net sales	5.3	2.7
Cost of sales	0.5	0.2
GAS expenses	0.8	0.5
Receivables	3.1	1.3
Payables	1.3	1.1

(7.16) Leases

At balance sheet date, both operating and capital leases existed within the Vossloh Group.

The book value of assets used under capital leases amounted to an aggregate total of €1.8 million at the end of 2003 (down from €2.3 million). The corresponding depreciation totaled €0.8 million in either year. In each future year, rents/lease payments of approximately €0.8 million will be payable.

Expenses for rents under operating leases amounted to €1.2 million in the year under review (down from €2.2 million). Longer-term leases will result in the following lease payments in the years ahead:

Rents under operating leases	
€ million	
2004	5.4
2005	4.4
2006	2.6
2007	2.1
2008	1.3
after 2008	3.2

(8) Segment information

The Vossloh Group's operation focus on transport technology and break down into three divisions. Rail Infrastructure comprises the Vossloh Switch Systems, Vossloh Fastening Systems and Vossloh Infrastructure Services business units. Motive Power covers the Vossloh Locomotives, Vossloh Electrical Systems and Vossloh Services BUs, while Information Technologies as third division subsumes the development and marketing of operations control systems, passenger information and planning systems as well as signaling technology. The geographical focus is on Germany and France; in addition, the Group has manufacturing and sales companies in another 26 countries.

The accounting methods of all segments are identical with those detailed in the introductory part of these notes. Control of groupwide operations and assessment of segment performance are based on EBIT (earnings before interest and taxes), EBIT margin (ratio of EBIT to net sales), and ROCE (return on capital employed, viz. the EBIT-to-CE ratio).

Segment information

		Rail Infrastructure	Motive Power	Information Technologies	Intermediate holding company/ consolidation	Rail Technology (RT)	H.O./con-solidation	Group
Net sales								
2003	€ mill.	516.0	341.2	63.4	(1.2)	919.4	0.4	919.8
2002	€ mill.	511.8	194.5	37.9	(0.6)	743.6	0.9	744.5
Amortization/depreciation/write-down								
2003	€ mill.	12.6	5.1	1.3	0.0	19.0	0.7	19.7
2002	€ mill.	14.3	3.2	1.4	0.0	18.9	0.8	19.7
Net interest result								
2003	€ mill.	(9.7)	(4.5)	(0.6)	(8.2)	(23.0)	8.2	(14.8)
2002	€ mill.	(6.7)	(4.7)	(0.4)	(0.8)	(12.6)	(2.2)	(14.8)
EBIT								
2003	€ mill.	83.6	15.7	5.9	(2.0)	103.2	(1.5)	101.7
2002	€ mill.	70.0	4.8	2.8	(1.7)	75.9	2.5	78.4
EBT								
2003	€ mill.	73.9	11.2	5.3	(10.2)	80.2	6.7	86.9
2002	€ mill.	63.3	0.1	2.4	(2.5)	63.3	0.3	63.6
Net income [2]								
2003	€ mill.	44.2	9.0	1.9	(5.8)	49.3	5.7	55.0
2002	€ mill.	31.6	4.6	1.8	(6.1)	31.9	20.5	52.4
Capital expenditures (PP&E)								
2003	€ mill.	22.9	6.0	1.6	(0.5)	30.0	0.7	30.7
2002	€ mill.	16.6	6.7	1.7	0.1	25.1	0.4	25.5
Capital employed								
2003	€ mill.	420.5	158.0	23.1	243.6	845.2	(227.1)	618.1
2002	€ mill.	415.4	110.6	12.8	244.7	783.5	(193.5)	590.0
Total assets								
2003	€ mill.	584.0	301.4	54.4	241.6	1,181.4	(259.8)	921.6
2002	€ mill.	577.4	281.7	58.3	250.3	1,167.7	(220.5)	947.2
Annual average headcount [1]								
2003		2,941	1,175	276	0	4,392	30	4,422
2002		3,178	727	262	0	4,167	23	4,190

[1] The annual average headcount stated for 2002 at 4,190 excludes Lighting (which was sold as of July 31, 2002). The inclusion of Lighting would have increased the annual average headcount by 726 employees.

[2] Before profit/loss transfer

Breakdown of sales by geographical markets (regions):

Sales by region		
€ million	**2003**	2002
Germany	339.5	292.3
Other Euroland	398.4	226.4
Other Europe	94.8	95.2
Total Europe	**832.7**	**613.9**
North and Central America	12.0	56.4
South America	0.0	4.9
Total Americas	**12.0**	**61.3**
Asia	**42.2**	**30.4**
All other	**32.9**	**38.9**
Total	**919.8**	**744.5**

(9) Contingent liabilities and other financial obligations

Contingent liabilities totaled €9.0 million as of December 31, 2003 (down from €56.3 million), including those under suretyships and guaranties (€6.8 million; down from €54.0 million) and for the collateralization of third-party debts (€2.3 million; virtually unchanged).

Breakdown of other financial obligations:

Other financial obligations		
€ million	**2003**	2002
Under leases		
due within 1 year	8.8	7.6
due in 1–5 years	21.0	15.6
due after 5 years	9.1	9.1
	38.9	**32.3**
Purchase commitments	**234.6**	**179.1**
All other	**–**	**0.1**

(10) Financial instruments

Those business risk components (mainly liquidity, exchange and interest rate risks) which can be covered by tradable financial market instruments are contained by treasury management.

Liquidity is controlled by rolling liquidity planning and cash management. These include (without being limited to) borrowings from, and deposits with, banks as well as investments in fixed-income securities and in equities. In addition, credit facilities have been agreed with several banks.

For containing financial risks, derivative instruments are deployed, too, but their use is confined to hedge against risks and exposures from operative business.

Risks from changing interest rates are hedged through interest rate futures, interest rate swaps and interest rate options (caps, floors, collars). To manage exchange rate risks, transactions with a third party which are conducted in a currency other than the Group parent's are hedged throughout. For these purposes, foreign currency investments and borrowings, cash bargains and spot deals, as well as exchange futures (outright forward and swap transactions, currency options) are permissible. The financial derivatives used are solely cash flow hedges where floating-rate underlyings for a defined term are embedded.

Financial derivatives

		Fair value	Notional value	Fair value	Notional value
€ million		**12/31/2003**		12/31/2002	
Interest rate swaps					
fixed-rate payers					
current maturity	◂1 year	0.0	0.0	0.0	0.0
	1–5 years	(1.3)	25.5	(1.7)	25.5
	▸5 years	(3.1)	25.6	(2.9)	25.6
		(4.4)	**51.1**	**(4.6)**	**51.1**
Caps					
current maturity	◂1 year	0.0	0.0	0.0	0.0
	1–5 years	0.2	51.1	0.3	51.1
	▸5 years	0.4	25.6	0.6	25.6
		0.6	**76.7**	**0.9**	**76.7**
		(3.8)	**127.8**	**(3.7)**	**127.8**
Currency futures					
	bought	1.0	1.1	5.8	5.7
	sold	(22.7)	(24.3)	(34.3)	(33.0)
		(21.7)	**(23.2)**	**(28.5)**	**(27.3)**

(11) Business risk aspects

Being an expanding, internationally operating group that offers a wide range of transport technology products and services, Vossloh is exposed to many different risks. Major market risks ensue from changing technological requirements and possibilities, as well as from customer mix and competition structure. Vossloh contains such market risks, inter alia, by centering on niche markets where it is market leader, and through technological innovations. Performance risks are substantially reduced by the comprehensive quality management system of all major Vossloh companies, which has been approved according to DIN EN ISO 9001. As risks from changing interest and exchange rates are subject to regular surveillance, they never reach a critical level of relevance. The same is true of the use of derivatives which is confined to hedging. Potential effects of risks are limited by Vossloh officers through strict cost management and well-developed risk management (including a full-fledged insurance strategy). Moreover, the sound equity capitalization is sufficient proof of the Company's ability to cover risks.

The Group does not present any potentially ruinous risks which are reasonably probable to occur. A risk aggregation model integrated into corporate planning processes contains the Group's overall exposure and matches it regularly against the equity base as risk potential cover.

(12) Further disclosures
(12.1) Earnings per share

EpS analysis:

Earnings per share		2003	2002
Weighted average number of common shares		14,468,719	14,400,000
Repurchased shares (weighted)		230,107	807,017
Weighted average number of shares issued		14,238,612	13,592,983
Dilutive effects of options under ESOP/LTIP		85,514	60,399
Weighted average number of shares issued, fully diluted		14,324,126	13,653,382
Group earnings	€ mill.	55.0	52.4
Basic EpS	€	3.87	3.85
Fully diluted EpS	€	3.84	3.84

(12.2) Board member remuneration and workforce trend

The fees of the Supervisory Board in the year under review amounted to €0.487 million (up from €0.473 million), breaking down into a fixed fee of €0.117 million (down from €0.139 million) and a variable component of €0.370 million (up from €0.334 million). Fees of Advisory Board members for fiscal 2003 came to €0.020 million (virtually unchanged).

The cash and noncash remuneration of Vossloh AG's Executive Board members totaled €3.088 million (up from €2.202 million) and includes besides a fixed portion of €0.733 million (up from €0.699 million), a variable profit share of €2.355 million (up from €1.503 million). Under the Long-Term Incentive Program (LTIP), the Executive Board members exercised option rights under the 1998 and 2000 plans. The entire Executive Board's taxable income from stock options came to €2.028 million (up from €0.000 million).

In the year under review, no stock options (down from 48,220) were granted to the Executive Board. As of December 31, 2003, Executive Board members held a total 48,220 stock options.

A total €2.244 million (down from €2.257 million) was provided for the full accrued pension obligations to former Executive Board members and their surviving dependants; current pension payments amounted to €0.236 million (up from €0.230 million).

For details of the headcount of each division, see the segment report in Note (8).

(12.3) German Corporate Governance Code

In December 2003, the Executive and Supervisory Boards issued, and made permanently available to the stockholders on the Group's website, the updated declaration of conformity under the German Corporate Governance Code, as required by the provisions of Art. 161 German Stock Corporation Act ("AktG").

(12.4) Exemption of subsidiaries from certain publication obligations

Vossloh subsidiaries which claim the exemption from preparing and publishing their own financial statements under the terms of Art. 264(3) or 264b HGB are marked accordingly in the list of Vossloh AG's shareholdings (published on pages 130–131).

Werdohl, March 11, 2004

Vossloh AG
The Executive Board

Schuchmann, Andree, Caiña-Lindemann

Fixed-asset analysis

Group	Cost					
€ million	Balance at 1/1/2003	Additions from initial consolidation	Additions/ current capital expenditures	Disposals	Changes from deconsolidation	Book transfers
Intangible assets						
Franchises, concessions, industrial-property and similar rights and assets, as well as licenses thereto	19.3	0.2	1.4	1.9	–	–
Goodwill	270.6	–	6.4	10.5	–	–
Caps/collars/floors	3.0	–	–	0.6	–	–
	292.9	**0.2**	**7.8**	**13.0**	–	–
Property, plant and equipment						
Land, equivalents titles, and buildings (including on leased land)	81.0	0.4	2.8	0.2	–	–
Production plant and machinery	127.0	0.6	12.5	6.8	(0.5)	1.6
Other plant, factory and office equipment	42.7	–	4.4	3.4	(0.2)	0.1
Prepayments made, construction in progress	1.9	–	3.2	0.1	–	(1.7)
	252.6	**1.0**	**22.9**	**10.5**	**(0.7)**	–
Financial assets						
Shares in unconsolidated subsidiaries	8.2	(2.5)	0.2	1.6	–	0.1
Investments in associated affiliates	1.0	–	1.2	1.9	0.1	0.9
Other investments	35.0	–	–	28.2	–	(0.6)
Loans to investees	5.1	–	0.1	2.9	–	–
Other long-term securities	1.5	–	0.2	0.1	–	(0.4)
Other long-term loans	0.1	–	–	–	–	–
	50.9	**(2.5)**	**1.7**	**34.7**	**0.1**	–
Total	**596.4**	**(1.3)**	**32.4**	**58.2**	**(0.6)**	–

Vossloh AG						
Intangible assets						
Franchises, concessions, industrial-property and similar rights and assets, as well as licenses thereto	5.2	–	0.0	0.0	–	–
Caps/collars/floors	0.8	–	–	0.2	–	–
	6.0	**–**	**0.0**	**0.2**	**–**	**–**
Property, plant and equipment						
Land, equivalents titles, and buildings (including on leased land)	22.7	–	0.3	0.0	–	–
Sundry plant, business and office equipment	1.4	–	0.3	0.3	–	–
	24.1	**–**	**0.6**	**0.3**	–	**–**
Financial assets						
Shares in subsidiaries	99.8	–	–	–	–	–
Loans to subsidiaries	50.0	–	130.0	25.0	–	–
Other investments	27.8	–	–	27.4	–	–
Loans to investees	5.2	–	0.1	2.9	–	–
Other long-term securities	0.1	–	–	–	–	–
Other long-term loans	0.1	–	–	0.1	–	–
	183.0	**–**	**130.1**	**55.4**	**–**	**–**
Total	**213.1**	**–**	**130.7**	**55.9**	**–**	**–**

		Amortization/depreciation/write-down				Book values at	Book values at
Currency translation differences	**Balance at 12/31/2003**	accumulated **12/31/2003**	in fiscal 2003	Additions from initial consolidation	Disposals from deconsolidation	**12/31/2003**	**12/31/2002**
(0.1)	18.9	14.9	1.6	–	–	4.0	5.1
–	266.5	1.9	–	–	–	264.6	268.8
–	2.4	–	–	–	–	2.4	3.0
(0.1)	**287.8**	**16.8**	**1.6**	–	–	**271.0**	**276.9**
(0.3)	83.7	40.5	3.1	–	0.0	43.2	43.3
(0.6)	133.8	95.3	10.7	0.1	0.5	38.5	35.2
–	43.6	34.3	4.3	–	0.1	9.3	9.3
–	3.3	–	–	–	–	3.3	1.9
(0.9)	**264.4**	**170.1**	**18.1**	**0.1**	**0.6**	**94.3**	**89.7**
–	4.4	3.3	2.1	–	–	1.1	7.1
–	1.3	0.4	–	–	–	0.9	1.0
–	6.2	1.9	1.9	–	–	4.3	33.2
–	2.3	–	–	–	–	2.3	5.1
–	1.2	0.1	0.0	–	–	1.1	1.4
–	0.1	–	–	–	–	0.1	0.1
–	**15.5**	**5.7**	**4.0**	–	–	**9.8**	**47.9**
(1.0)	**567.7**	**192.6**	**23.7**	**0.1**	**0.6**	**375.1**	**414.5**
–	5.2	4.4	0.7	–	–	0.8	1.5
–	0.6	–	–	–	–	0.6	0.8
–	**5.8**	**4.4**	**0.7**	–	–	**1.4**	**2.3**
–	23.0	15.5	0.4	–	–	7.5	7.5
–	1.4	1.1	0.2	–	–	0.3	0.2
–	**24.4**	**16.6**	**0.6**	–	–	**7.8**	**7.7**
–	99.8	2.0	2.0	–	–	97.8	99.8
–	155.0	–	–	–	–	155.0	50.0
–	0.4	–	–	–	–	0.4	27.8
–	2.4	–	–	–	–	2.4	5.2
–	0.1	0.0	–	–	–	0.1	0.1
–	0.0	–	–	–	–	0.0	0.1
–	**257.7**	**2.0**	**2.0**	–	–	**255.7**	**183.0**
–	**287.9**	**23.0**	**3.3**	–	–	**264.9**	**193.0**

List of shareholdings

€ million		Footnote	Interest held in % through ( )		Consol- idation	Equity[2]	Sales[2]
(1)	**Vossloh AG, Werdohl**				(c)	468.1	1.1
	Rail Technology						
(2)	Vossloh Rail Technology GmbH, Werdohl		100	(1)	(c)	115.8	0.0
	Rail Infrastructure division						
(3)	Vossloh France SAS, Paris, France		100	(2)	(c)	82.8	0.0
	Vossloh Fastening Systems business unit						
(4)	Vossloh-Werke GmbH, Werdohl	3	100	(2)	(c)	4.3	3.2
(5)	Vossloh-Delitzsch GmbH, Delitzsch		100	(4)	(c)	7.9	8.5
(6)	Vossloh Fastening Systems GmbH, Werdohl	3	100	(4)	(c)	8.2	156.0
(7)	Vossloh Werdohl GmbH, Werdohl		100	(4)	(c)	8.8	34.1
(8)	Vossloh Tehnica Feroviara SRL, Bucharest, Romania	4	100	(4)	(u)	0.0	0.1
(9)	Vossloh Drázní Technika s.r.o., Prague, Czech Republic	4	100	(4)	(u)	0.2	3.7
(10)	Vossloh Sistemi S.r.l., Sarsina, Italy	4	100	(4)	(u)	0.3	1.9
(11)	Patil Vossloh Rail Systems Pvt. Ltd., Hyderabad, India	4	51	(4)	(u)	0.2	4.3
(12)	Rail Eurofix SA, Colmar, France	4	99.8	(4)	(u)	0.0	0.0
(13)	BeNT-Vossloh T.O.O., Almaty, Kazakhstan		25	(4)	(u)	3.2	5.4
(14)	BV Oberflächentechnik GmbH, Werdohl		50	(4)	(e)	1.9	9.6
(15)	Vossloh Maschinenfabrik Deutschland GmbH, Erkelenz	4	100	(4)	(u)	(0.2)	0.0
(16)	Vossloh Utenzilija d.d., Zagreb, Croatia	4	89.2	(4)	(u)	2.1	3.1
(17)	Vossloh Skamo Sp.z o.o., Nowe Skalmierzyce, Poland	5	100	(4)	(c)	1.3	3.9
	Vossloh Switch Systems business unit						
(18)	Vossloh Cogifer SA, Rueil-Malmaison, France		100	(3)	(c)	54.3	114.7
(19)	Jacquemard AVR SA, St. Jean Bonnefonds, France		100	(18)	(c)	1.3	3.3
(20)	Vossloh Cogifer Finnland OY, Teijo, Finland		100	(21)	(c)	0.9	5.2
(21)	Vossloh Cogifer Nordic AB, Örebro, Sweden		100	(18)	(c)	3.6	19.5
(22)	Vossloh Cogifer Norway AS, Oslo, Norway		100	(21)	(c)	0.2	4.0
(23)	KIHN SA, Rumelange, Luxembourg		89.21	(18)	(c)	11.0	19.8
(24)	DDL SA, Rodange, Luxembourg		100	(23)	(c)	(2.9)	1.9
(25)	Vossloh Laeis GmbH & Co KG, Trier		100	(23)	(c)	2.2	6.4
(26)	Vossloh Laeis Verwaltungs GmbH, Trier		100	(23)	(c)	0.0	0.0
(27)	EAV Durieux SA, Carnières, Belgium		99/1	(23,18)	(c)	1.2	3.9
(28)	Futrifer–Indústrias Ferroviáras SA, Lisbon, Portugal		61	(18)	(c)	2.9	17.7
(29)	Amurrio Ferrocarriles y Equipos SA, Amurrio, Spain		50	(18)	(p)	17.5	34.9
(30)	Montajes Ferroviaros srl, Amurrio, Spain		100	(29)	(u)	0.0	0.5
(31)	Burbiola S.A., Amurrio, Spain		50	(29)	(u)	1.5	0.4
(32)	Corus Cogifer Switches and Crossings Ltd., Scunthorpe, UK		50	(18)	(p)	7.8	27.3
(33)	Vossloh Cogifer Italia S.r.l., Bari, Italy		100	(18)	(c)	0.6	1.8
(34)	Cogifer Polska Sp.z o.o., Bydgosecz, Poland		52.38	(18)	(c)	6.1	8.2
(35)	ATO–Asia Turnouts Ltd., Bangkok, Thailand		51	(18)	(c)	0.9	1.5
(36)	Bari Fonderie Meridionali S.r.l., Bari, Italy		30	(18)	(u)	1.4	10.2
(37)	Cogifer Services (Malaysia) sdn bhd, Kuala Lumpur, Malaysia	4	100	(18)	(u)	0.0	0.0
(38)	Cogifer Americas Inc., Cincinnati, OH, USA	4	100	(18)	(u)	(0.2)	0.0
(39)	Siema Applications SAS, Villeurbanne, France	5	100	(18)	(c)	0.7	3.5
(40)	Vossloh Min Skretnice, AO, Nis, Serbia	4	89.04	(18)	(u)	(1.2)	0.0
(41)	SMIF, Casablanca, Morocco	4	100	(18)	(u)	0.0	0.0

€ million		Footnote	Interest held in % through ( )		Consol-idation	Equity[2]	Sales[2]
	Vossloh Infrastructure Services business unit						
(42)	Vossloh Infrastructure Services SA, Beauchamp, France		100	(3)	(c)	25.6	71.6
(43)	ETF SA, Paris, France		50	(42)	(p)	20.5	95.6
(44)	La Champenoise SA, Champagne au Mont d'Or, France		50	(43)	(p)	0.5	6.1
(45)	Soluxtrafer SA, Rodange, Luxembourg		100	(42)	(c)	9.0	21.6
(46)	Euro VF Holding SA, Luxembourg, Luxembourg	4	99.9	(45)	(u)	0.0	0.0
(47)	Dehé Bahnbau GmbH, Trier		100	(45)	(c)	0.6	1.1
(48)	SA Soluxtrafer Belgium N.V., Carnières, Belgium		100	(42)	(c)	0.7	10.3
(49)	Cogifer TF B.V., Goirle, Netherlands		100	(42)	(c)	0.1	1.7
(50)	Cogi Hbg VOF, Goirle, Netherlands		50	(49)	(p)	0.0	2.4
(51)	Cogimex SA de CV, Mexico City, Mexico		94	(42)	(c)	0.3	1.3
(52)	Sogafer SA, Libreville, Gabon		49	(42)	(u)	0.0	0.0
(53)	Cogifer de Chili Lda., Santiago, Chile	4	100	(42)	(u)	0.0	0.0
(54)	Vossloh Infrastructure Services Ltd., Sidcup, UK	5	100	(42)	(c)	2.8	0.0
(55)	Turinval S.c.r.l., Torino, Italy	4	83	(42)	(u)	0.0	0.0
(56)	Nordic Track Services AB, Örebro, Sweden		50	(42)	(e)	0.0	0.0
	Motive Power division						
	Vossloh Locomotives business unit						
(57)	Vossloh Locomotives GmbH, Kiel	3	100	(2)	(c)	24.2	230.3
(58)	Locomotion Service GmbH, Kiel		90	(57)	(c)	0.3	5.1
	Vossloh Electrical Systems business unit						
(59)	Vossloh Verwaltungsgesellschaft mbH, Werdohl	4	100	(1)	(u)	0.0	0.0
(60)	Vossloh Beteiligungsgesellschaft mbH & Co. KG, Werdohl		100	(59)	(c)	2.9	0.0
(61)	Vossloh Kiepe GmbH, Düsseldorf		100	(60)	(c)	48.7	93.8
(62)	Vossloh Kiepe Elektrik Beteiligungs GmbH, Düsseldorf		100	(61)	(c)	1.4	0.0
(63)	Vossloh Kiepe Ges.m.b.H., Vienna, Austria		100	(62)	(c)	4.2	14.3
(64)	Vossloh Kiepe Corporation, Ottawa-Carleton, Canada	4	99	(62)	(u)	0.0	0.0
(65)	Vossloh Kiepe S.r.l., Cernusco sul Naviglio, Italy	4	100	(62)	(u)	0.1	1.0
(66)	Vossloh Kiepe Trakcja Sp.z o.o., Krákow, Poland	4	100	(62)	(u)	0.0	0.0
	Vossloh Services business unit						
(67)	EuroTrac GmbH Verkehrstechnik, Kiel	3	100	(2)	(c)	0.9	3.9
	Information Technologies division						
(68)	Vossloh Information Technologies GmbH, Kiel	3	100	(2)	(c)	6.9	20.9
(69)	Vossloh Information Technologies Karlsfeld GmbH, Karlsfeld	3	100	(68)	(c)	4.0	36.0
(70)	Vossloh Information Technologies York Ltd., York, UK		100	(68)	(c)	2.1	4.9
(71)	Vossloh Information Technologies Malmö AB, Malmö, Sweden		55	(68)	(c)	0.5	2.5
	Other companies						
(72)	Vossloh Communication GmbH, Werdohl	4	100	(1)	(u)	0.3	1.3
(73)	Niles Simmons Hegenscheidt GmbH, Chemnitz		20	(1)	(u)	33.9	0.1
(74)	Vossloh Australia PTY Ltd., Castle Hill, Australia	4	100	(1)	(u)	2.4	0.0
(75)	Vossloh Schwabe Australia PTY Ltd., Castle Hill, Australia	4	100	(74)	(u)	(1.7)	0.0

1 Fully consolidated companies are labeled (c), those stated at equity (e), those consolidated pro rata (p), and unconsolidated companies (u).
2 Derived from the consolidated financial statements, non-euro equity being translated at the mean current rate and non-euro sales and net income at the annual average rate.
3 Company claims exemption from preparing and publishing separate financial statements pursuant to Art. 264(3) or 264b HGB.
4 Not included in consolidation group due to minor significance for the net assets, financial position and results of operations.
5 Newly consolidated in 2003.

The full list of shareholdings pursuant to Art. 287 HGB will be filed and deposited with the Commercial Register of the Altena Local Court under C/R no. HRB 542.

Independent auditor's report and opinion on the consolidated financial statements

We audited the consolidated financial statements prepared by Vossloh AG, Werdohl, which comprise balance sheet, income statement, statement of changes in equity, cash flow statement and the notes, for the fiscal year ended December 31, 2003. The preparation of and disclosures in the consolidated financial statements are the responsibility and assertions of the Company's Executive Board.

Our responsibility is, based on our audit, to express an opinion on whether the consolidated financial statements conform with US GAAP. We conducted our group audit in accordance with German auditing regulations and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. When planning the audit procedures, knowledge and understanding of the Group's business, its economic and legal environment as well as sources of potential errors are given due consideration. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's legal representatives, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

It is our opinion that the consolidated financial statements, which are in conformity with US GAAP, present a true and fair view of the Group's net assets, financial position and results of operations and of the cash flows for the year then ended.

Our audit, which also covered the management report on the Company and the Group as prepared by the Executive Board for the fiscal year ended December 31, 2003, has not resulted in any objections or exceptions. It is our opinion that the management report on the Company and the Group presents fairly, in all material respects, both the Company's and the Group's overall position and the risks inherent in their future development.

In addition, we confirm that the consolidated financial statements and the management report on the Company and the Group for the fiscal year ended December 31, 2003, satisfy the requirements to exempt the Company from preparing consolidated financial statements and a group management report in accordance with German law.

Essen, March 12, 2004

BDO Deutsche Warentreuhand AG
Wirtschaftsprüfungsgesellschaft

Rittmann
Wirtschaftsprüfer

pp. Rüttershoff
Wirtschaftsprüfer

Annual financial statements of Vossloh AG as of December 31, 2003

Income statement for the year ended December 31, 2003

€ million	**2003**	2002
Net sales	1.8	2.1
Cost of sales	(1.6)	(0.6)
Gross profit on sales	**0.2**	**1.5**
General administrative expenses	(15.8)	(19.5)
Other operating income	27.1	109.2
Other operating expenses	(8.1)	(16.1)
Operating result	**3.4**	**75.1**
Income from investments	9.0	4.8
thereof from subsidiaries: €6.0 mill. (up from €4.8 mill.)		
Income from P&L transfer agreements	–	19.8
Income from other long-term securities/loans	2.3	2.9
thereof from subsidiaries: €2.2 mill. (down from €2.7 mill.)		
Other interest and similar income	18.9	9.4
thereof from subsidiaries: €18.7 mill. (down from €8.3 mill.)		
Write-down of financial assets	(2.0)	–
Interest and similar expenses	(12.5)	(14.2)
thereof to subsidiaries: €1.2 mill. (down from €1.4 mill.)		
Net financial result	**15.7**	**22.7**
Result from ordinary operations (EBT)	**19.1**	**97.8**
Extraordinary result	–	244.4
Income taxes	0.0	(3.3)
Net income	**19.1**	**338.9**

Balance sheet

Assets

€ million	12/31/2003	12/31/2002
Intangible assets		
Franchises, concessions, industrial-property and similar rights and assets, as well as licenses	0.8	1.5
Caps/collars/floors	0.6	0.8
	1.4	**2.3**
Property, plant and equipment		
Land, equivalents titles, and buildings (including on leased land)	7.5	7.5
Sundry plant, business and office equipment	0.3	0.2
	7.8	**7.7**
Financial assets		
Shares in subsidiaries	97.8	99.8
Loans to subsidiaries	155.0	50.0
Other investments	0.4	27.8
Loans to investees	2.4	5.2
Other long-term securities	0.1	0.1
Other long-term loans	0.0	0.1
	255.7	**183.0**
Fixed assets	**264.9**	**193.0**
Receivables and sundry current assets		
Trade receivables	0.0	0.1
Due from subsidiaries	453.8	545.9
Due from investees	0.0	0.4
Sundry current assets	8.5	7.4
	462.3	**553.8**
Short-term securities		
Treasury stock	1.1	15.4
Cash on hand and in bank	0.0	0.0
Current assets	**463.4**	**569.2**
Prepaid expenses & deferred charges	**0.3**	**0.4**
	728.6	**762.6**

Stockholders' equity & liabilities

€ million	**12/31/2003**	12/31/2002
Capital stock	37.4	36.8
Additional paid-in capital	33.3	29.5
Reserves retained from earnings		
Reserve for treasury stock	1.1	15.4
Other	379.7	43.3
Net earnings	19.1	339.2
Stockholders' equity	**470.6**	**464.2**
Accruals for pensions and similar obligations	9.3	8.9
Tax accruals	0.3	0.9
Other accruals	9.4	5.2
Accruals	**19.0**	**15.0**
Due to banks	187.3	213.4
Trade payables	0.7	1.6
Due to subsidiaries	46.8	60.2
Due to investees	1.8	1.6
Sundry liabilities	2.4	6.6
thereof for taxes: €71,100 approx. (down from €4.1 million)		
thereof for social security: - (down from approx. €28,100)		
Liabilities	**239.0**	**283.4**
	728.6	**762.6**

Notes to the separate financial statements of Vossloh AG as of December 31, 2003

The annual financial statements of Vossloh AG as of December 31, 2003, were prepared in accordance with the provisions of the German Commercial Code ("HGB") and the German Stock Corporation Act ("AktG").

(1) Accounting and valuation principles

Accounting and valuation are governed by the following principles:

Purchased intangible assets, as well as property, plant & equipment are stated at cost, less amortization or depreciation according to the declining balance or straight-line method. With a view to aligning this method to that adopted at Group level, wasting fixed assets added on or after January 1, 2001, are depreciated on a straight-line basis. Low value assets, defined as assets at net cost of €410 or less, are fully written off in the year of their addition. Write down for tax purposes is charged wherever this option is offered, whether for ACR or otherwise. Financial assets are recognized at cost or any lower current value. Receivables and sundry current assets as well as cash on hand and in bank are shown at par or principal. Non-euro receivables are translated, if hedged, at the rate so covered or any more lower mean current rate. Treasury stock is valued at the lower of cost or market. Accruals provide for pensions and similar obligations at actuarial present values, based on an annual interest rate of 6 percent and on the 1998 mortality tables. Tax and other accruals are shown at the amounts in future required in sound business practice and judgment. Liabilities are generally stated at their settlement amounts. Non-euro items are translated at the higher mean current rate or the hedged rate, as appropriate.

(2) Fixed assets

Classification and development of fixed assets are explained in greater detail in the fixed-asset analyses on pages 128 and 129. The caps/collars/floors line refers to capitalized premiums for long-term cap agreements. For a full list of shareholdings, see pages 130–131.

(3) Prepaid expenses & deferred charges

This caption totals €0.278 million (down from €0.421 million) and includes loan discount at €0.241 million (down from €0.379 million).

(4) Stockholders' equity

Vossloh AG's capital stock amounted to an unchanged €37,422,311.76 (up from €36,813,015.45) and is divided into 14,638,336 (up from 14,400,000) no-par bearer shares (common stock only).

Authorized capital of €18,406,507.72 existed at December 31, 2003.

The annual stockholders' meeting of June 25, 1998, conditionally raised the capital stock by up to €1,840,650.77 by issuing a maximum of 720,000 no-par bearer shares of common stock in order to grant stock options to the Executive Board and other officers of Vossloh AG, as well as to officers and executives of Vossloh subsidiaries under the terms of Arts. 15 et seq. AktG. By December 31, 2003, the 198,380 shares issued thereunder increased the capital stock by €507,150.42. Moreover, the capital stock was conditionally raised by up to €383,468.91 by issuing a maximum of 150,000 no-par bearer shares of common stock in order to grant stock options to employees of Vossloh AG and of its German subsidiaries under the terms of Arts. 15 et seq. AktG. Out of this authorized but unissued capital, 39,956 shares were issued by December 31, 2003, thus raising the capital stock by €102,145.89. As of December 31, 2003, the Company held a total of 34,649 treasury shares (down from 711,917), corresponding to €88,578.76 (down from €1,819,986.91) or 0.24 percent (down from 4.49) of the capital stock.

These shares were purchased in May 2003 at a total price of €1,120,568.20, hence at an average €32.34 per share. The prior-year portfolio of treasury stock was sold in April 2003 at a total €19,919,437.66, this cash inflow being used for the Company's ordinary operating activities.

The additional paid-in capital includes the premium earned from stock issued by Vossloh AG. Due to the capital increase from the contingent capital, €3,854,989.37 was transferred to the additional paid-in capital. The reserves retained from earnings comprise the reserve for treasury stock at €1,120,568.20 (down from €15,446,465.64) and other reserves retained from earnings to which €322,000,000 was transferred from the net income for 2002 as appropriated earnings.

(5) Accruals

The other accruals of €9.4 million (up from €5.2 million) include €3.1 million for payroll and €6.3 million for sundry administrative purposes (up from €2.5 million and €2.7 million, respectively).

(6) Liabilities (above-the-line and contingent)

Except for one account of €133.0 million (up from €128.0 million) due to banks within one to five years and another of €0.0 (down from €5.0 million) due after more than five years, the liabilities disclosed in the balance sheet mature throughout within one year. The accounts due to/from subsidiaries were throughout nontrade.

€330.2 million (up from €168.0 million) of the contingent liabilities under suretyships and guaranties, which total €336.9 million (up from €180.3 million), was incurred for obligations of subsidiaries.

The fixed-liability guaranties in favor of subsidiaries total €403 million. Twelve guaranties do not have a stipulated ceiling.

The other financial obligations total €0.6 million, including €0.2 million to subsidiaries, and break down into €0.3 million each falling due within one and between one and five years.

Besides Vossloh AG, all German subsidiaries are jointly and severally liable for the cash pooling debit balance owed to Deutsche Bank AG and Commerzbank AG.

(7) Results of operations

€1.0 million (down from €1.5 million) of net sales, generated in 2003 solely in Germany, refers to revenues from rents, including €0.6 million charged to subsidiaries. The other operating income came to €27.1 million (down from €109.2 million) and mainly result from the disposal of the stake in VAE Holding GmbH, Vienna, Austria, and the sale of treasury stock.

(8) Other disclosures

The income statement has been presented in the cost-of-sales format pursuant to Art. 275(3) HGB.

In the year under review, personnel expenses totaled €6.3 million (up from €6.1 million), of which €5.6 million (up from €4.8 million) is allocable to wages and salaries, another €0.7 million (down from €1.3 million) to social security taxes, pension expense and related employee benefits, including €0.5 million pension expense (down from €1.1 million).

In fiscal 2003, Vossloh AG employed an average workforce of 30 (up from 23).

The fees of the Supervisory Board in the year under review amounted to €0.487 million (up from €0.473 million), breaking down into a fixed fee of €0.117 million and a variable component of €0.370 million. Fees of Advisory Board members for fiscal 2003 came to €0.020 million (virtually unchanged).

The cash and noncash remuneration of Vossloh AG's Executive Board members totaled €3.088 million (up from €2.202 million) and includes besides a fixed portion of €0.733 million (up from €0.699 million), a variable profit share of €2.355 million (up from €1.503 million). Under the Long-

Term Incentive Program (LTIP), the Executive Board members exercised option rights under the 1998 and 2000 plans. The entire Executive Board's taxable income from stock options came to €2.028 million (up from €0.000 million).

In the year under review, no stock options (down from 48,220) were granted to the Executive Board. As of December 31, 2003, Executive Board members held a total 48,220 stock options (down from 158,670).

A total €2.244 million (down from €2.257 million) was provided for the full accrued pension obligations to former Executive Board members and their surviving dependants; current pension payments amounted to €0.236 million (up from €0.230 million).

In December 2003, the Executive and Supervisory Boards reissued, and made permanently available to the stockholders on the Group's website, the declaration of conformity under the German Corporate Governance Code, as required by the provisions of Art. 161 AktG.

After the enactment of certain German legislation governing the notification, disclosure and publication of significant voting stakes in listed corporations, as required by Arts. 2, 3 and 4 of the Securities Purchase & Takeover Act, Vossloh AG received the following notifications of attributable voting rights in 2003 under the terms of Art. 21(1) or (1a) German Securities Trading Act ("WpHG"):

- Pursuant to Arts. 21, 22(1)(6) WpHG, Arnold and S. Bleichroeder Advisers, Inc., New York, notified Vossloh AG that its voting stake in Vossloh AG exceeded the threshold of 5 percent on February, 2003, and now totaled 748,100 votes or 5.20 percent of Vossloh AG's total 14,400,000 votes, of which the full 748,100 votes or 5.20 percent of all 14,400,000 votes were attributable to the notifying company under the terms of Art. 22(1)(6) WpHG.

- On August 1, 2003, Vossloh AG received the following notification from Zurich Group Invest Europe (Deutschland) GmbH, of Franklinstrasse 56 in 60252 Frankfurt/Main, Germany:

  "On behalf and by proxy of Zurich Financial Services, of Mythenquai 2 in 8002 Zurich, Switzerland, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Zurich Financial Services fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent. The votes of Deutscher Herold Lebensversicherung AG were attributed to Zurich Financial Services under the terms of Art. 22(1)(1) WpHG.

  On behalf and by proxy of Zurich Group Holding, of Mythenquai 2 in 8002 Zurich, Switzerland, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Zurich Group Holding fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent. The votes of Deutscher Herold Lebensversicherung AG were attributed to Zurich Group Holding under the terms of Art. 22(1)(1) WpHG.

  On behalf and by proxy of Zürich Versicherungs-Gesellschaft, of Mythenquai 2 in 8002 Zurich, Switzerland, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Zürich Versicherungs-Gesellschaft fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent. The votes of Deutscher Herold Lebensversicherung AG were attributed to Zürich Versicherungs-Gesellschaft under the terms of Art. 22(1)(1) WpHG.

  On behalf and by proxy of Zürich Beteiligungs-AG (Deutschland), of Solmsstrasse 37-37 in 60252 Frankfurt/Main, Germany, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Zürich Beteiligungs-AG (Deutschland) fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent. The votes of Deutscher Herold Lebensversicherung AG were attributed to Zürich Beteiligungs-AG (Deutschland) under the terms of Art. 22(1)(1) WpHG.

On behalf and by proxy of Versicherungsholding der Deutsche Bank AG, of Poppelsdorfer Allee 25-33 in 53115 Bonn, Germany, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Versicherungsholding der Deutsche Bank AG fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent. The votes of Deutscher Herold Lebensversicherung AG were attributed to Versicherungsholding der Deutsche Bank AG under the terms of Art. 22(1)(1) WpHG.

On behalf and by proxy of Deutscher Herold Lebensversicherung AG, of Poppelsdorfer Allee 25-33 in 53115 Bonn, Germany, we hereby notify you pursuant to Art. 21(1) WpHG that the voting stake in Vossloh AG of Deutscher Herold Lebensversicherung AG fell on July 30, 2003, below the threshold of 10 percent and now comes to 0.00 percent."

- On December 9, 2003, Vossloh AG received the following notification from Allianz AG, of Königinstrasse 28 in 80802 Munich, Germany:

"We hereby notify you pursuant to Art. 21(1) WpHG that our voting stake in your company fell on December 8, 2003, below the threshold of 5 percent and now comes to 1.06 percent. These votes are attributable to Allianz AG under the terms of Art. 22(1)(1)(1) WpHG.

At the same time, we notify you pursuant to Art. 21(1) WpHG in conjunction with Art. 24 WpHG of the following:

The voting stake in your company of Allianz Lebensversicherungs-AG, of Reinsburgstrasse 19 in 70178 Stuttgart, Germany, fell on December 8, 2003, below the threshold of 5 percent and now comes to 1.06 percent.

The voting stake in your company of Jota-Vermögensverwaltungsgesellschaft mbH, of Königinstrasse 28 in 80802 Munich, Germany, fell on December 8, 2003, below the threshold of 5 percent and now comes to 1.06 percent. These votes are attributable to Jota-Vermögensverwaltungsgesellschaft mbH under the terms of Art. 22(1)(1)(1) WpHG."

(9) Vossloh AG board members

Executive Board:

Burkhard Schuchmann, Chairman
- Vossloh France SAS[1]: president
- Vossloh Cogifer S.A.[1]: supervisory board chairman and member
- Vossloh Infrastructure Services S.A.[1]: supervisory board member
- Amurrio Ferrocarriles y Equipos S.A.[1], supervisory board chairman
- Vossloh-Schwabe Matsushita Electric Works GmbH, supervisory board member

Milagros Caiña-Lindemann, HR
- Wohnungsbaugesellschaft Werdohl GmbH: supervisory board member

Werner Andree, CFO

Supervisory Board:

Dipl.-Kfm. Dr. Hans Vossloh, retired manager, Honorary Chairman

Dipl.-Volkswirt Dr. rer. pol. Karl Josef Neukirchen, Chairman[3],
- Allianz Versicherungs-AG: supervisory board member
- Dynamit Nobel AG[1]: supervisory board chairman (up to May 30, 2003)
- GEA AG[1]: supervisory board chairman (up to May 30, 2003)
- Sixt AG: supervisory board chairman
- Stadtwerke Düsseldorf AG: supervisory board member

Frank Teichmüller[2], Vice-Chairman (up to May 27, 2003), Coastal District head of the German Metalworkers Union
- Airbus Deutschland GmbH: supervisory board member

Dipl.-Kfm. Dr. Jürgen Blume[3], Vice-Chairman (as from May 27, 2003), sworn public auditor and tax adviser

Désirée Gruchot-Kieckbusch[2], businesswoman (up to May 27, 2003)
- Vossloh Information Technologies York Ltd.[1]: supervisory board member
- Vossloh Information Technologies Malmö AB[1]: supervisory board member

Achim Heinrichs[2], Dipl.-Math. (up to May 27, 2003)
- Kieler Verkehrsgesellschaft mbH (KVG): supervisory board member (in his capacity of City Council member)
- Schlepp- und Fährgesellschaft Kiel mbH (SFK): supervisory board member (in his capacity of City Council member)

Dr.-Ing. Wilfried Kaiser, Dipl.-Ing., consultant (up to May 27, 2003)
- EvoBus GmbH: supervisory board member
- Heizkraftwerke-Pool GmbH & Co., Beteiligungs KG: advisory board chairman
- Hugo Kern und Liebers GmbH & Co.: director
- PE Frankfurt Private Equity Management AG: supervisory board member (up to May 31, 2003)
- schenck.de AG: supervisory board chairman
- Konrad Hornschuch AG: supervisory board member
- Single Holding GmbH: advisory board chairman
- GEALAN Holding GmbH: advisory board vice-chairman

Wolfgang Klein[2,3], galvanizer

Wilfried Köpke[2], engineering designer

Peter Langenbach, lawyer
- Credit- und Volksbank eG Wuppertal: supervisory board member

Dr. Anselm Raddatz, lawyer

Günter Schlüchting[2], 1st Delegate of the German Metalworkers Union's Lüdenscheid office (up to May 27, 2003)

Dr.-Ing. Martin Vossloh, Dipl.-Wirtschaftsing., Reutlingen (up to May 27, 2003)

[1] Office held within the respective group pursuant to Art. 100(2)(2) AktG
[2] Employee representative
[3] Staff and Audit Committee member

(10) Proposed profit appropriation

The annual financial statements 2003 show a net income of €19,055,572.97. When including the undistributed profit of €10,720.48 carried over from 2002, the net earnings available for distribution come to €19,066,293.45.

The Executive Board will propose to the annual stockholders' meeting to distribute a cash dividend of €1.30 for each share of the common stock of €37,333,733.00 ranking for dividend, hence a total cash distribution of €18,984,793.10 and carry forward the undistributed profit of €81,500.35.

Proposed profit appropriation

€	2003
Undistributed profit as of January 1, 2003	10,720.48
Net income for 2003	19,055,572.97
Net earnings as of December 31, 2003	**19,066,293.45**
Proposed:	
total cash dividend	(18,984,793.10)
carryforward	81,500.35

Werdohl, March 11, 2004

Vossloh AG
The Executive Board

Schuchmann, Andree, Caiña-Lindemann

Independent auditor's report and opinion on *the separate financial* statements

We audited the annual financial statements (including the records and books of account) and the combined management report on the Company and the Group of Vossloh AG for the fiscal year ended December 31, 2003. The accounting and the preparation of the annual financial statements and management report on the Company and the Group in accordance with the German Commercial Code and the supplementary provisions of the bylaws are the responsibility and assertions of the Company's legal representatives. Our responsibility is, based on our audit, to express an opinion on the annual financial statements (including the accounting) and management report on the Company and the Group.

We conducted our annual audit in accordance with the provisions of Art. 317 HGB and with due regard to generally accepted standards on the audit of financial statements as established by IDW, the Institute of Sworn Public Auditors & Accountants in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance that any misstatement or fraud which has a material impact on the view of the net assets, financial position and results of operations as presented by the annual financial statements in accordance with accounting principles generally accepted in Germany and by the management report on the Company and the Group is identified. When planning the audit procedures, knowledge and understanding of the Company's business, its economic and legal environment as well as sources of potential errors are given due consideration. An audit includes examining, largely on a test basis, the accounting-related internal control system's effectiveness and the evidence supporting the amounts and disclosures in the accounting, the financial statements, and the management report on the Company and the Group. An audit also includes assessing the accounting principles used, and significant estimates made, by the Company's legal representatives, as well as evaluating the overall presentation of the annual financial statements and management report on the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any objections or exceptions.

It is our opinion that the annual financial statements, with due regard to accounting principles generally accepted in Germany, present a true and fair view of the Company's net assets, financial position and results of operations. The management report on the Company and the Group presents fairly, in all material respects, both the Company's overall position and the risks inherent in its future development.

Essen, March 12, 2004

BDO Deutsche Warentreuhand AG
Wirtschaftsprüfungsgesellschaft

Rittmann	pp. Rüttershoff
Wirtschaftsprüfer	Wirtschaftsprüfer

Index

Index

The Vossloh Group at a glance

Group—Ten-year overview		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Income statement data											
Net sales	€ mill.	919.8	744.5	903.0	854.4	790.1	578.4	428.7	394.9	381.3	305.9
thereof Rail Technology	€ mill.	919.4	743.6	649.7	579.8	561.9	357.3	159.3	123.3	112.3	48.6
Lighting	€ mill.	–	–	252.8	274.1	227.7	220.5	208.5	186.2	175.0	167.1
Decoration	€ mill.	–	–	–	–	–	–	60.6	85.0	93.7	89.9
EBIT	€ mill.	101.7	78.4	60.0	77.9	48.4	61.8	50.9	28.8	24.0	24.8
Net interest result (until 1997 net financial result)	€ mill.	(14.8)	(14.8)	(17.2)	(13.6)	(7.0)	(6.4)	(2.2)	(3.4)	(3.5)	(2.1)
EBT	€ mill.	86.9	63.6	42.8	64.3	41.4	55.4	48.7	25.4	20.5	22.7
Group earnings (total)	€ mill.	55.0	52.4	17.2	27.8	17.7	31.2	28.9	15.9	16.7	13.3
Earnings per share[1,2] (EpS)	€	3.87	3.85	1.20	1.93	1.23	2.16	1.73	1.24	1.03	0.96
Pretax return on sales (ROS)	%	9.5	8.5	4.7	7.5	5.2	9.6	11.4	6.4	5.4	7.4
Pretax return on equity (ROE)	%	29.2	26.7	13.6	20.0	14.1	20.2	34.8	21.7	19.9	21.9
Return on capital employed (ROCE)	%	16.4	13.3	9.4	11.9	8.4	12.7	29.0	14.7	13.8	14.7
Balance sheet data											
Fixed assets	€ mill.	375.1	414.5	322.0	311.4	286.9	269.2	63.7	68.7	70.7	75.1
capital expenditures[4]	€ mill.	30.7	25.5	48.2	43.6	35.6	24.5	16.4	9.5	11.8	16.3
amortization/depreciation[4]	€ mill.	19.7	19.7	38.1	37.4	34.2	24.9	14.2	13.4	15.6	16.0
Working capital	€ mill.	243.0	175.5	316.3	341.4	292.2	217.4	112.1	127.4	103.1	93.2
Working capital ratio	%	26.4	23.6	35.0	40.0	37.0	37.6	26.1	32.3	27.0	30.5
Capital employed	€ mill.	618.1	590.0	638.3	652.8	579.1	486.6	175.8	196.1	173.8	168.3
Total equity	€ mill.	297.9	238.6	314.4	321.0	293.9	274.7	140.1	117.2	103.4	103.5
thereof minority interests	€ mill.	5.6	4.6	121.2	116.7	106.0	99.4	0.9	1.5	1.2	0.7
Net financial debt	€ mill.	183.1	227.0	231.2	209.5	181.8	108.7	(4.1)	32.1	32.2	33.6
Total assets	€ mill.	921.6	947.2	899.0	896.3	785.5	679.3	255.4	248.8	236.1	204.5
Equity ratio	%	32.3	25.2	35.0	35.8	37.4	40.4	54.9	47.1	43.8	50.6
Cash flow statement data											
Cash flow from operating activities	€ mill.	13.3	122.9	50.6	35.1	(18.8)	20.5	45.7	18.3	17.0	15.3
Cash flow from investing activities	€ mill.	24.2	(292.3)	(45.8)	(49.3)	(42.4)	(128.3)	(9.3)	(12.4)	6.8	(22.3)
Cash flow from financing activities	€ mill.	(51.1)	10.8	(9.3)	23.2	55.2	139.6	(24.3)	(7.7)	(20.6)	(3.4)
Change in cash & cash equivalents	€ mill.	(12.7)	(6.6)	(4.5)	8.0	(7.3)	32.4	12.1	(1.8)	3.2	(10.4)
Workforce											
Annual average headcount		4,422	4,190	5,370	5,583	5,575	4,001	2,411	2,608	2,959	2,488
thereof Germany		1,558	1,651	2,494	2,824	2,674	1,915	1,689	1,839	2,146	1,772
abroad		2,864	2,539	2,876	2,759	2,901	2,086	722	769	813	716
Rail Technology		4,392	4,167	3,884	4,001	4,174	2,624	589	508	627	191
Lighting		–	–	1,464	1,566	1,385	1,361	1,288	1,290	1,409	1,380
Decoration		–	–	–	–	–	–	518	794	910	904
Vossloh AG		30	23	22	16	16	16	16	16	13	13
Payroll-to-added value ratio	%	66.8	69.0	77.0	74.2	81.7	69.3	67.0	77.6	81.1	76.3
Personnel expenses	€ mill.	214.3	178.4	208.1	228.2	222.8	143.6	106.5	107.2	111.2	85.3
Personnel expenses per capita	€ '000	48.5	42.6	38.7	40.9	40.0	35.9	44.2	41.1	37.6	34.3

Vossloh AG—Ten-year overview		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Capital stock	€ mill.	37.4	36.8	36.8	36.8	36.8	36.8	18.4	18.4	18.4	18.4
Dividend per share[1]	€	1.30[3]	1.20	0.75	0.75	0.60	0.59	0.38	0.33	0.33	0.31
Stock price at Dec. 31[1]	€	44.80	24.70	22.53	14.95	14.90	25.05	25.95	14.11	12.09	14.32
Market capitalization at Dec. 31	€ mill.	654.2	338.1	310.4	215.3	214.6	360.7	373.7	203.2	174.1	206.2

As from 1998 according to US GAAP

Glossary

of financial terms

US GAAP
United States Generally Accepted Accounting Principles

EBITDA
Earnings before amortization, depreciation, interest, income taxes and extraordinary items

EBIT
Earnings before interest, income taxes and extraordinary items

EBT
Earnings before income taxes and extraordinary items

Value added
EBIT + personnel expenses + non-income taxes

Working capital
Trade receivables + inventories – trade payables – prepayments received

Capital employed
Working capital + fixed assets

Cash & cash equivalents
Cash on hand and in banks + short-term securities

Net financial debt
Accounts due to banks + notes payable – cash & cash equivalents

Equity ratio
Equity ÷ total assets

Net leverage
Net financial debt ÷ equity

Payroll-to-added value ratio
Personnel expenses ÷ value added

EBIT margin
EBIT ÷ net sales

Working capital ratio
Working capital ÷ net sales

Return on capital employed (ROCE)
EBIT ÷ capital employed

Pretax return on equity (ROE)
EBT ÷ equity

Financial diary 2004	
Annual stockholders' meeting	June 3, 2004
Payment of cash dividends	June 4, 2004
Publication of interim report	
as of March 31	April 27, 2004
as of June 30	July 27, 2004
as of September 30	October 26, 2004
Press conference	December 9, 2004
Meeting with DVFA analysts	December 9, 2004

Financial diary 2005	
Publication of 2004 financial data	March 2005
Press conference	March 2005
DVFA presentation	March 2005
Annual stockholders' meeting	May 25, 2005

Investor Relations	
Contact	Christiane Konrad
Email	investor.relations@ag.vossloh.com
Phone	(+49-2392)52-249
Fax	(+49-2392)52-264

Vossloh stock details	
ISIN	DE0007667107
Traded at	Xetra, Düsseldorf, Frankfurt, Berlin,
	Bremen, Hamburg, Hannover,
	Stuttgart, Munich
Index	MDAX
No. of shares (12/31/2003)	14,603,687
Stock price (12/31/2003)	€44.80
2003 high/low	€44.85/€23.75
Reuters code	VOSG.F
Bloomberg code	VOS GF
Dividend proposed	€1.30

Published by:
Vossloh AG
Street address:
Vosslohstr. 4 · 58791 Werdohl · Germany
Mail:
P.O. Box 18 60 · 58778 Werdohl · Germany

Concept and design:
creativ partner
agentur für werbung gmbh,
Düsseldorf

Copy:
Dr. Ilse Preiss, Harald Gruber, Cologne

Translation:
ExperTeam® Jerry E. Marchand, Julie A. Champion, and Jack S. Willhoft

Typesetting and realization:
Vossloh Communication GmbH, Werdohl

Photography:
Bahn im Bild, Corbis, dpa, Wiebke Eberle, Getty Images, Illuscope, Claudia Kempf, Erika Koch, Mauritius, Christian Schlüter, Reinhard Reiss, Visum

Lithography:
DAMO Digital Technik GmbH, Duisburg

Printed by:
Griebsch + Rochol Druck GmbH, Hamm

Editorial close: March 2004
This annual report is also published in German language.

www.vossloh.com

Vossloh AG

Phone (+49-2392)52-0